UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.**

For the Fiscal Year Ended December 31, 2025

or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.**

For the transition period from ______ to ______

Commission File No. 001-34079

Opus Genetics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**11-3516358**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
8 Davis Drive, Suite 220 **Durham, NC**	**27713**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (984) 884-6030

N/A

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	**IRD**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common equity held by non-affiliates of the registrant on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price on that date of $0.9421, was approximately $45.9 million. As of March 5, 2026, there were 71,149,045 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's Definitive Proxy Statement to be filed with the Commission pursuant to Regulation 14A in connection with the registrant's 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this report. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the conclusion of the registrant's fiscal year ended December 31, 2025.

Opus Genetics, Inc.
Form 10-K

TABLE OF CONTENTS

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In this Annual Report on Form 10-K, unless otherwise specified, references to "we," "us," "our," "Opus" or "the Company" mean Opus Genetics, Inc. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements relate to us, our business prospects and our results of operations and are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those anticipated by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those described under the heading "Risk Factors" included in this Annual Report on Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. In some cases, you can identify forward-looking statements by the following words: "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "should," "will," "would" or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. We undertake no obligation to revise any forward-looking statements in order to reflect events or circumstances that might subsequently arise. Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the U.S. Securities and Exchange Commission (the "SEC") that advise interested parties of the risks and factors that may affect our business.

SUMMARY RISK FACTORS

Our business is subject to a number of risks, as more fully described in "Item 1A. Risk Factors" in this Annual Report. We are providing the following summary of our principal risk factors to enhance the readability and accessibility of our risk factor disclosures. We encourage you to carefully review the full risk factors discussed below the summary in their entirety for additional information.

Risks Related to the Development of Our Gene Therapy Products and Other Product Candidates

- Our gene therapy product candidates are based on a novel technology that is difficult to develop and manufacture, which may result in delays and difficulties in obtaining regulatory approval.

- Our planned clinical trials may face substantial delays, result in failure, or provide inconclusive or adverse results that may not satisfy U.S. Food and Drug Administration ("FDA") requirements to further develop our therapeutic products.

- Delays or difficulties associated with patient enrollment in clinical trials may affect our ability to conduct and complete those clinical trials and obtain necessary regulatory approvals.

- Changes in regulatory requirements could result in increased costs or delays in development timelines.

Risks Related to the Commercialization of RYZUMVI® and Other Product Candidates

- We depend heavily on the success of our product pipeline; if we fail to find strategic partners or fail to adequately develop or commercialize our pipeline products, our business will be materially harmed.

- Others may discover, develop, or commercialize products similar to those in our pipeline before or more successfully than we do or develop generic variants of our products even while our product patents remain active, thereby reducing our market share and potential revenue from product sales.

- We do not currently have any sales or marketing infrastructure in place and we have limited drug research and discovery capabilities.

- The future commercial success of our products could significantly depend upon several uncertain factors, including third-party reimbursement practices and the existence of competitors with similar products.

- Product liability lawsuits against us or our suppliers or manufacturers could cause us to incur substantial liabilities and could limit commercialization of any product candidate that we may develop.

- Failure to comply with health and safety laws and regulations could lead to material fines.

Risks Related to Our Financial Position and Need for Additional Capital

- We have not generated significant revenue from sales of any products and expect to incur losses for the foreseeable future.

- Our future viability is difficult to assess due to our short operating history and our future need for substantial additional capital, access to which could be limited by any adverse developments that affect the financial markets.

- Raising additional capital may cause our stockholders to be diluted, among other adverse effects.

- Our ability to utilize our common stock to finance future capital needs, or for other purposes, is limited by our authorized shares available for issuance.

Risks Related to Government Regulation

- Instability and operational disruptions at government agencies, such as the FDA, may adversely impact our development and commercialization plans by causing delays and requiring the use of additional, unforeseen resources to obtain regulatory approval for trials or products in our pipeline.

- We operate in a highly regulated industry and face many challenges adapting to sudden changes in legislative reform or the regulatory environment, including due to government shutdowns and disruptions at government agencies, which cause delays, requires the use of additional, unforeseen resources, affects our pipeline stability, and could impair our ability to compete in international markets.

- We may not receive regulatory approval to market our developed product candidates within or outside of the U.S.

- With respect to any of our product candidates that receive marketing approval, we may be subject to substantial penalties if we fail to comply with applicable regulatory requirements.

- Our potential relationships with healthcare providers and third-party payors will be subject to certain healthcare laws and regulations, which could expose us to extensive potential liabilities.

Risks Related to Our Reliance on Third Parties

- We rely on third parties for material aspects of our business, such as conducting our nonclinical and clinical trials and supplying and manufacturing bulk drug substances, which exposes us to certain risks.

- We may be unsuccessful in entering into or maintaining licensing arrangements or establishing strategic alliances on favorable terms, which could harm our business.

Risks Related to Our Intellectual Property

- Inadequate patent protection for our product candidates may result in our competitors developing similar or identical products or technology, which would adversely affect our ability to successfully commercialize.

- We may be unable to obtain full protection for our intellectual property rights under U.S. or foreign laws.

- We may become involved in lawsuits for a variety of reasons associated with our intellectual property rights, including alleged infringement suits initiated by third parties.

Risks Related to Our Employee Matters and Managing Growth

- We are dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

- As we grow, we may not be able to operate internationally or adequately develop and expand our sales, marketing, distribution, and other corporate functions, which could disrupt our operations.

Risks Related to Ownership of Our Common Stock

- The market price of our common stock is expected to be volatile and if we fail to comply with the continued listing standards of Nasdaq, our common stock may be delisted.

- Factors out of our control related to our securities, such as securities litigation or actions of activist stockholders, could adversely affect our business and stock price and cause us to incur significant expenses.

INDUSTRY AND MARKET DATA

In this Annual Report, we reference information, statistics and estimates regarding the medical devices and healthcare industries. We have obtained this information from various third-party sources, including industry and general publications, reports by market research firms and other sources. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of this information. Some data and other information are also based on the good faith estimates of management, which are derived from our research, review of internal surveys, general information discussed in the industry, and third-party sources. We believe that these external sources and estimates are reliable but have not independently verified them. The industries in which we operate are subject to a high degree of uncertainty, change, and risk due to a variety of factors, including those described in "Item 1A. Risk Factors." These and other factors could cause results to differ materially from those expressed in this Annual Report and other publications.

PART I

ITEM 1. BUSINESS

Opus Genetics, Inc. (the "Company," "Opus," "we," "us," or "our") is a clinical-stage biopharmaceutical company developing gene therapies to restore vision and prevent blindness in patients with inherited retinal diseases ("IRDs"), and other types of therapies for additional ophthalmic disorders.

Opus was founded in February 2018 as Ocuphire Pharma, Inc. and has since undergone the following transactions:

- In April 2018, Ocuphire Pharma, Inc. merged with Ocularis Pharma, LLC, the original innovator of phentolamine mesylate ophthalmic solution.
- In January 2020, Ocuphire Pharma, Inc. obtained from Apexian Pharmaceuticals, Inc. certain rights to its Ref-1 inhibitor program, including APX3330.
- In November 2020, Ocuphire Pharma, Inc. completed a reverse merger into Rexahn Pharmaceuticals, Inc. ("Rexahn"), a publicly traded company that had ceased its business of drug development activities, and simultaneously raised just over $21 million through an offering of common shares and warrants to purchase common shares. The combined company continued to operate under the name of Ocuphire Pharma, Inc.
- On October 22, 2024, Ocuphire Pharma, Inc. acquired a private corporation then operating under the name of "Opus Genetics Inc." ("Private Opus") pursuant to the terms of an Agreement and Plan of Merger, dated as of October 22, 2024 (such agreement, the "Merger Agreement" and the transaction consummated via the Merger Agreement, the "Opus Acquisition"), by and among the Company, Opus, and certain merger subsidiaries party thereto.

Pipeline

Our pipeline is composed of a portfolio of gene therapies being developed as durable, one-time treatments designed to address the underlying genetic causes of severe retinal disorders. The pipeline includes seven adeno-associated virus ("AAV")-based programs, led by OPGx-LCA5 for LCA5-related mutations and OPGx-BEST1 for BEST1-related retinal degeneration, with additional candidates targeting RHO, CNGB1, RDH12, NMNAT1, and MERTK. We are also advancing Phentolamine Ophthalmic Solution 0.75%, a small-molecule therapy that is FDA-approved for pharmacologically induced mydriasis, with additional potential indications in presbyopia and low-light visual disturbances following keratorefractive surgery.

Preclinical
IND-enabling
Phase 1/2
Phase 3
Approval
OPGx-LCA5 LCA
co-funded by FDA OOPD
OPGx-BEST1
Bestrophinopathies
OPGx-RHO adRP
co-funded by FFB & NIH
OPGx-RDH12 LCA
co-funded by Global RDH12 Alliance
OPGx-MERTK RP
co-funded by FFB RD Fund
OPGx-NMNAT1 LCA
OPGx-CNGB1 RP
NIH-funded consortium
Commercial Partnered Program: Phentolamine Ophthalmic Solution 0.75%
Pharmacologically-induced mydriasis
Presbyopia
Dim light disturbances in keratorefractive patients

Gene Therapy Approach

Retinal degeneration is a devastating cause of severe vision loss beginning in childhood and progressing into adulthood. It is estimated that over 350,000 people in the U.S., and approximately 4 to 6 million people worldwide are waiting for treatments for their individual genetic conditions, and more than 350 genes are known to cause inherited retinal diseases. Our IRD programs address mutations in genes that cause different forms of bestrophinopathy, Leber congenital amaurosis (LCA) and retinitis pigmentosa (RP), and are based on world-class science from gene therapy pioneers at the University of Pennsylvania (including the lab of Dr. Jean Bennett), Harvard Medical School, and the University of Florida.

By having multiple assets, we are taking a portfolio approach where we believe we will have advantages in our targeted indications. We conduct a rigorous process for selection of our clinical programs that is grounded in natural history studies and patient registries, and where there is validation using large animal models. For our chosen indications, we aim to ensure structure-function biology that is well-characterized with measurable outcomes amenable to gene augmentation. Our treatments are designed to target diseases where the structure is intact to treat the function and reverse the pathology in order to restore or preserve vision.

Because we are targeting rare diseases, we believe regulatory advantages may be available from agencies in the U.S. and other countries. This potential flexibility may allow for streamlined clinical development and paths to approval allowing us to develop the assets in an efficient and cost-effective manner.

Our treatments are administered via subretinal injection, a proven and reliable delivery method that allows us to directly target the location of disease in the retina.



Gene Therapy Programs

Our gene therapy programs address mutations in genes that cause different forms of Leber congenital amaurosis, bestrophinopathy, and retinitis pigmentosa.

OPGx-LCA5

If approved, our most advanced gene therapy program, OPGx-LCA5 could become the first gene therapy and one-time treatment for LCA5. The program has received a multi-million-dollar grant from the FDA Office of Orphan Drug Products. The program has also been granted Rare Pediatric Disease, Regenerative Medicine Advanced Therapy (RMAT), and Orphan Drug designations from the FDA. OPGx-LCA5 is potentially eligible for a Priority Review Voucher from the FDA upon approval of a Biologics License Application (BLA).

LCA5 Disease Characteristics

LCA5 is a severe, early-onset form of IRD that accounts for roughly 2% of all LCA cases, or approximately 170 people in the U.S. and 3,260 people worldwide. There are currently no approved therapies for LCA5-related inherited retinal degeneration, making gene therapy a potentially transformative approach.

The LCA5 gene encodes for the protein lebercilin, a ciliary protein which is critical for bidirectional protein trafficking in photoreceptor inner and outer segments. Photoreceptors are retinal cells that enable vision by absorbing light and transducing it into an electrochemical signal that is communicated to the visual centers of the brain. Loss of lebercilin disrupts outer segment development, leading to profound vision loss early in life.

In LCA5, the outer segments do not properly develop, and photoreceptor function is severely impaired. However, studies in patients with this mutation have reported evidence for the dissociation of retinal architecture and visual function in this disease, suggesting an opportunity for therapeutic intervention through gene augmentation.



OPGx-LCA5 Mechanism of Action

OPGx-LCA5 is designed to address a form of LCA due to biallelic mutations in the LCA5 gene. OPGx-LCA5 uses an adeno-associated virus 8 (AAV8) vector to precisely deliver a functional LCA5 gene to photoreceptors in the outer retina to restore structure and function. OPGx-LCA5 is the same promoter technology as used with LUXTURNA®.

Clinical Development Process and Plan

A Phase 1/2 clinical trial at the University of Pennsylvania is evaluating the safety and preliminary efficacy of OPGx-LCA5 in patients with IRD due to biallelic mutations in LCA5. Three adults and three pediatric participants were treated. In addition to safety, outcome measures evaluated include measurement of functional vision using: 1) Visual Acuity; 2) Multi-Luminance orientation and Mobility Test (MLoMT), a virtual reality mobility course; 3) Full-Field Stimulus Test (FST), which measures the retina's sensitivity to light; and 4) microperimetry, which measures point-wise sensitivity to light.

In September 2023, we dosed the first adult participant in the trial. Upon review of the data from the first three adult patients, the data safety monitoring board indicated that there was no observed toxicity, and they recommended an adaptive trial design with data-driven dose escalation. Treatment of three pediatric subjects (13-17 years of age) was initiated in February 2025.

In September 2025, we reported the positive results from the six late-stage participants treated with OPGx-LCA5. The data included 3 adult participants treated out to 18 months and 3 pediatric participants treated out to 3 months. OPGx-LCA5 has been well tolerated by all the participants treated, with no ocular serious adverse events and no dose-limiting toxicities observed in any of the treated participants to date. All ocular adverse events were mild and were anticipated, and there were no events related to the study drug. One pediatric participant presented with a cataract at screening that worsened at three months, which was deemed related to the surgical procedure and not to the study drug.

In the study, all six participants experienced improvements in vision, providing evidence of biological activity with the potential for functional restoration of vision in individuals with advanced disease. The three pediatric participants treated over three months demonstrated large gains in cone-mediated vision with improvements across multiple measures of visual function. In the three adult participants, responses have been observed out to 18 months, underscoring the potential durability of the treatment response. We are planning to present the Phase 1/2 six-month pediatric cohort data at the annual meeting of the Association for Research in Vision and Ophthalmology (ARVO) conference in May 2026.

On November 6, 2025, we announced the successful completion of a Type B RMAT meeting with the FDA regarding OPGx-LCA5. The meeting provided constructive feedback from the FDA on key elements of our registration strategy, including Chemistry, Manufacturing and Controls (CMC), and the pivotal trial design. The FDA acknowledged the significant unmet medical need for individuals with LCA5-related blindness and reaffirmed its commitment to regulatory flexibility for rare genetic diseases.

The Company will incorporate the FDA's feedback into its updated clinical development and CMC plans to extend the current trial into a Phase 1/2/3 study to include enrolling as few as 8 participants in a single arm, 12-month study utilizing an adaptive design, which provides flexibility on endpoints and number of participants, reflective of LCA5 as a rare condition with an urgent medical need.

We expect the Phase 3 portion of the trial will include a run-in period prior to dosing to evaluate the natural history of each participant to serve as their own control in the study. Recruitment is ongoing with multiple participants enrolled to date for ongoing disease monitoring. Following availability of validated clinical drug supply manufactured with the intended commercial processes, dosing with OPGx-LCA5 is anticipated in the second half of 2026 with topline clinical data expected approximately one year later.

In September 2025, the FDA introduced the Rare Disease Evidence Principles (RDEP) review process to provide greater speed and predictability in the review of therapies intended to treat rare diseases with very small patient populations with significant unmet medical need and that are driven by a known genetic defect that is the major driver of the pathophysiology. With a patient population of fewer than 1,000 individuals, we believe that our LCA5 program meets the eligibility criteria for the RDEP process and we are targeting a submission of an application in the first quarter of 2026.

OPGx-BEST1

OPGx-BEST1 is in development for the treatment of BEST1-associated retinal disease, an IRD that can lead to progressive vision loss and legal blindness. Most bestrophinopathies exhibit a slow rate of decline and central photoreceptors usually remain viable for decades, providing a wide therapeutic window.

BEST1 Disease Characteristics

Best disease, or vitelliform macular dystrophy, is a rare inherited retinal condition caused by mutations in the BEST1 gene, leading to impaired retinal pigment epithelium (RPE) function, progressive vision loss, and, in some cases, blindness. BEST1 accounts for ~3.5% of all IRDs and affects an estimated 8,400 people in the U.S. and 22,050 people worldwide. The BEST1 gene encodes for production the bestrophin-1 protein, a channel which governs retinal ion and fluid homeostasis. BEST1 IRDs are characterized by retinal lesions, with symptoms including dimness of vision, metamorphosphia (distorted vision), and areas of vision loss or scotoma (blind spot).

BEST1 has two main phenotypes: Best Vitelliform Macular Dystrophy (BVMD) and Autosomal Recessive Bestrophinopathy (ARB). ARB is a severe, multifocal degeneration beginning in childhood while BVMD is a type of macular dystrophy. Vision-threatening complications of BVMD and ARB include choroidal neovascularization, retinal detachment, atrophy, and fibrosis, which may lead to irreversible vision loss and progression to legal blindness.


Normal Fovea
BEST: Pre-Vitelliform
BEST: Vitelliform
BEST: Pseudohypopyon
BEST: Vitelloruptive
BEST: Atrophic
RPE
Healthy photoreceptors
Lack of BEST1 protein and micro-detachment
Vitelliform lesion forms
Lesion fluid breaks through RPE
Lesion fluid clumping and RPE atrophy initiates
Disappearance of lesion fluid and RPE atrophy

OPGx-BEST1 Mechanism of Action and Preclinical Development

OPGx-BEST1 is designed to target BEST1 using the AAV2 capsid to deliver a functional copy of the BEST1 gene to the retina so that bestrophin-1 protein is produced in RPE cells. This gene therapy approach aims to restore normal function of the RPE cells such that they can provide proper support to photoreceptors, the cells that detect light. We believe that OPGx-BEST1 could provide long-lasting benefit, potentially for the lifetime of the patient.

In preclinical studies conducted in a naturally occurring canine model of Best Disease, OPGx-BEST1 provided evidence in support of a first-in-man clinical trial. The safety/efficacy studies in cBEST1 showed regression of lesions and dose-dependent ERG improvement with favorable safety profile supporting clinical dosing.

Clinical Development Process and Plan

In November 2025, we dosed our first participant in our OPGx-BEST1 Phase 1/2 clinical trial, known as BIRD-1, in patients with BVMD or ARB. The trial is an adaptive, open-label, dose-exploring, safety and tolerability study.

Treatment will be administered via a single subretinal injection in one eye of each participant with two dosing cohorts. The trial will also explore biological activity through functional and anatomical endpoints, including changes in visual function and retinal structure.

In December 2025, we announced that the Independent Data Monitoring Committee (IDMC) overseeing the trial completed its pre-specified safety review of the one-month data from the sentinel participant and recommended advancing enrollment and dosing of additional participants in the trial, without modification. Recruitment in the Phase 1/2 study is ongoing at two clinical sites in the U.S., with three additional sites expected to open. To date, two participants have been treated in the study, representing both dominant and recessive forms of BEST disease, with three-month results from the entire Cohort 1 expected mid-year 2026.

In February 2026, encouraging data was presented at the Macula Society Annual Meeting detailing results from the first (sentinel) participant treated with OPGX-BEST1 in the Phase 1/2 study.

This first participant has ARB disease with severe functional impairment. The data demonstrated that OPGx-BEST1 was well tolerated with no ocular inflammation, no ocular or treatment-related adverse events, and no dose limiting toxicities. Early signals of functional vision improvement were observed, including an equivalent 12-letter gain in Best Corrected Visual Acuity (BCVA) in the treated study eye. In addition, structural improvement in central subfield thickness (CST) was observed with a 23% decrease in the study eye. Resolution of intraretinal fluid was also seen as early as 1-month in areas with less atrophy.

We are planning to discuss with the FDA an adaptive Phase 1/2/3 trial design, similar to the design of the OPGx-LCA5 trial, with potential acceleration to a pivotal study.

Early-Stage Gene Therapy Programs

We also have five programs in pre-clinical development. Three programs are currently in IND-enabling studies, and several have received grant and/or partner funding to support their development.

OPGx-RHO

Encoded by the RHO gene, rhodopsin is an important component of the photopigment in rod photoreceptors that absorbs light and provides structure to the rod outer segments. Autosomal dominant mutations in rhodopsin cause RHO-adRP, which is characterized by progressive death of the rod photoreceptors that can lead to vision loss.

OPGx-RHO is a gene therapy that targets autosomal dominant retinitis pigmentosa caused by RHO mutations (RHO-adRP). RHO-adRP affects approximately 8,800 people in the U.S., and 30,580 people worldwide, making it one of the most common IRDs.

OPGx-RHO is designed to preserve the rod photoreceptors by replacing a patient's mutant RHO gene with a functional copy, addressing the underlying genetic cause of disease. The program is currently in preclinical development and is being co-funded by the Foundation Fighting Blindness ("FFB") and the National Institutes of Health ("NIH").

OPGx-RDH12

Retinal dehydrogenase (RDH12)-associated disease is a severe, early-onset IRD marked by visual acuity loss in early childhood and rapid progression during adolescence. Patients with RDH12 mutations, which affect approximately 2,500 people in the U.S. and 31,040 people worldwide, often have early visual acuity loss with retinal structural changes by two years of age, and longitudinal studies have reported a steep decline in visual acuity within the second decade of life. RDH12 encodes a retinol dehydrogenase enzyme involved in the visual cycle, protecting photoreceptors from toxic metabolite accumulation.

OPGx-RDH12 is designed to restore protein expression and halt functional deterioration in patients with retinal dystrophy caused by mutations in the RDH12 gene. OPGx-RDH12 leverages AAVs to transport a functional gene to photoreceptors in the retina. In preclinical studies of OPGx-RDH12 in cellular and mouse models, we observed evidence of functional improvement of RDH12 activity. The program is currently in preclinical development and is being co-funded by the Global RDH12 Alliance.

OPGx-MERTK

MERTK-related IRD is a rare, autosomal recessive retinal dystrophy caused by mutations in the MERTK gene, leading to severe, progressive vision loss. MERTK plays a critical role in phagocytosis of photoreceptor outer segments by RPE cells. Mutations in the MERTK gene impair the retina's ability to recycle photoreceptor components causing a rod-cone dystrophy with early macular atrophy, with retinitis pigmentosa being the most common phenotype. MERTK affects approximately 2,600 people in the U.S. and 22,000 people worldwide. There are currently no approved treatments for MERTK-related retinitis pigmentosa.

OPGx-MERTK is being developed for retinal degeneration caused by mutations in the MERTK gene. The therapy is designed to deliver a functional copy of the MERTK gene to retinal cells. We are advancing OPGx-MERTK using a modern AAV vector design, building on prior preclinical proof of concept and earlier clinical experience, with the aim of improving durability and efficacy. OPGx-MERTK is being co-funded by the FFB Retinal Degeneration Fund.

In January 2026, we announced the launch and funding of a clinical trial for OPGx-MERTK in Abu Dhabi in collaboration with the Department of Health – Abu Dhabi (DoH), the Cleveland Clinic Abu Dhabi, the Innovative Research Oversight and Support (IROS) division of the M42 group, and the Authority of Social Contribution – Ma'an. Clinical development activities are expected to commence at Cleveland Clinic Abu Dhabi in 2026.

OPGx-NMNAT1

NMNAT1 is an enzyme essential for regenerating an essential metabolite, nicotinamide adenine dinucleotide (NAD+), in cell nuclei. Photoreceptors, in particular, are highly vulnerable to loss of NMNAT1 function.

OPGx-NMNAT1 is a gene augmentation therapy designed to halt functional deterioration in pediatric patients with retinal degenerative disease caused by mutations in the nicotinamide mononucleotide adenylyltransferase 1 (NMNAT1) gene, which affects approximately 1,200 people in the U.S. and 5,290 people worldwide. Preclinical data in a mouse model that recapitulate key features of the human disease demonstrated that AAV-mediated delivery of NMNAT1 stabilized retinal degeneration. The program is currently in preclinical development.

OPGx-CNGB1

CNGB1-related eye disease is an autosomal recessive form of retinitis pigmentosa caused by mutations in the CNGB1 gene, which encodes a subunit of the rod photoreceptor cyclic nucleotide-gated (CNG) ion channel. It typically presents with childhood-onset night blindness, slowly progressive visual field loss, and relatively preserved central visual acuity until later stages. CNGB1 affects approximately 2,100 people in the U.S. and 10,150 people worldwide.

OPGx-CNGB1 is an AAV gene therapy being developed for retinitis pigmentosa due to mutations in the CNGB1 gene.

Phentolamine Ophthalmic Solution 0.75% (PS)

In addition to gene therapies, our pipeline includes Phentolamine Ophthalmic Solution 0.75%, a small-molecular, preservative-free ophthalmic therapy being developed to address multiple common and underserved vision conditions. PS is FDA-approved for pharmacologically induced mydriasis. Our objective with our clinical development programs for PS is to provide a safe, long-lasting and effective solution that restores near vision and enhances overall visual performance for people with presbyopia and low-light visual disturbances following keratorefractive surgery. To date, PS has shown a favorable tolerability profile with minimal to no headaches or dimming, and no drug-related increase in risk of retinal detachment, retinal tears, or vitreofoveal traction.

License and Collaboration

In November 2022, we entered into a license and collaboration agreement (the "Viatris License Agreement") with a company now known as Viatris, Inc. ("Viatris"), pursuant to which we granted Viatris an exclusive license to intellectual property used to develop, manufacture, import, export and commercialize worldwide, except for certain countries and jurisdictions in Asia (i) our refractive product candidate PS, and (ii) PS with low dose pilocarpine for treating presbyopia.

The license rights for PS include three potential indications (a) reversal of pharmacologically-induced mydriasis, (b) presbyopia, and (c) decreased vision under mesopic (low) light conditions after keratorefractive surgery.

Mechanism of Action

PS is a once-daily sterile eye drop formulation of phentolamine mesylate designed to reduce pupil diameter and improve visual acuity. The active pharmaceutical ingredient of PS, phentolamine mesylate, is a relatively non-selective alpha-1 and alpha-2 adrenergic antagonist that inhibits activation of the smooth muscle of the iris, reducing pupil diameter.

It works by blocking alpha-1 and receptors found on the radial iris dilator muscle, which are activated by the alpha-1 adrenergic receptors. PS is designed to reduce pupil diameter through a sympatholytic mechanism of action that avoids engaging the ciliary muscle, potentially reducing risks such as retinal tears or detachment associated with older parasympathomimetic agents. This differentiated mechanism allows potential improvement in visual performance while preserving distance vision, accommodation, and contrast sensitivity.

For the treatment of pharmacologically-induced mydriasis, PS, either by directly antagonizing the alpha-1 agonist or by indirectly antagonizing the pupil dilation effect of muscarinic blocking, may expedite the reversal of mydriasis prior to natural reversal. For presbyopic patients, we believe that it is possible to reach a target 2 mm to 3 mm optimal pupil diameter by relaxing the dilator iris muscle with PS and contracting the iris sphincter muscle with a muscarinic agonist such as low dose pilocarpine. Lastly, for the dim light vision disturbances, it is proposed that a moderate miotic effect by application of PS might mitigate night vision difficulties, a large portion of which are caused by imperfections or aberrations present in the periphery of the cornea.

Pupillary Mechanism:



Clinical Development Process and Plan

PS has been assessed in 14 investigator-initiated and company-sponsored Phase 1, Phase 2, and Phase 3 clinical trials. Across all these trials, over 1,200 adult subjects have been exposed to at least one dose of phentolamine ophthalmic solution 0.75%. Clinical trial data from Phase 2 and Phase 3 trials have been presented at meetings of the American Academy of Ophthalmology (AAO), Association for Research in Vision and Ophthalmology (ARVO), and American Society of Cataract and Refractive Surgery (ASCRS) and may be presented at future medical conferences.

Pharmacologically Induced Mydriasis: RYZUMVI® (phentolamine ophthalmic solution) 0.75%

Pharmacologically induced mydriasis is the artificial dilation of the pupils caused by chemical substances, such as eye drops or medications, rather than natural light changes. These substances work by blocking parasympathetic signals that constrict the pupil or stimulating sympathetic pathways that dilate it, resulting in pupils that are often fixed, unresponsive to light, and sometimes cause blurry vision. There are approximately 100 million eye dilations in the United States performed annually.

In September 2023, PS was approved by the FDA for the treatment of pharmacologically induced mydriasis produced by adrenergic agonists (e.g., phenylephrine) or parasympatholytic agents (e.g., tropicamide), or a combination thereof, under the brand name RYZUMVI® which triggered a $10 million milestone payment under the Viatris License Agreement. RYZUMVI® was commercially launched by Viatris in April 2024.

Presbyopia: VEGA Program

Presbyopia is an ophthalmic disorder that involves the progressive loss of ability to focus on close objects that typically becomes noticeable in the early to mid-40s. As the eye ages, the ability to focus for reading and other tasks that require clear vision at near distances decreases. Presbyopia patients experience blurred near vision, difficulty seeing in dim light and eye strain. This ubiquitous condition leads to the widespread use of reading glasses or bifocals. It is estimated that 128 million Americans, and approximately 2 billion people worldwide, have presbyopia, and this number is expected to grow as the population ages. PS is being developed as a non-invasive, once-daily alternative to reading glasses or multifocal lenses. The program has completed two pivotal Phase 3 trials.

In June 2021, we announced positive results from VEGA-1, our Phase 2 trial evaluating PS for the treatment of presbyopia. VEGA-1 (NYXP-201) was a double-masked, randomized, placebo-controlled, multi-center trial of PS and LDP compared with vehicle (placebo) ophthalmic solution in presbyopic patients. A total of 150 patients were randomized 4:3:3:4 to one of four treatment groups. The primary efficacy endpoint for this study was met.

In November 2023, we announced positive results from VEGA-2, our first Phase 3 trial evaluating PS for the treatment of presbyopia. VEGA-2 (NYXP-301) is a double-masked, randomized, placebo-controlled multi-center trial of PS, placebo and with adjunctive LDP compared with vehicle (placebo) in presbyopic patients. 333 subjects were randomized 1:1:1:1 to one of four treatment groups in two stages. The primary efficacy endpoint was met.

In June 2025, we announced positive topline results from VEGA-3, our second pivotal Phase 3 trial evaluating PS for the treatment of presbyopia. The study met its primary and key secondary endpoints, demonstrating rapid and sustained improvement in near visual acuity with a favorable safety profile and no evidence of tachyphylaxis over six weeks.

VEGA-3 was a multicenter, randomized, double-masked, placebo-controlled Phase 3 study that enrolled 569 participants across 36 sites in the United States. Subjects were randomized in a 3:2 ratio to receive either PS or placebo, administered once daily in the evening. The VEGA-3 trial met its primary endpoint, with a statistically significant 27.2% of participants treated with PS achieving a ≥15-letter improvement in binocular distance-corrected near visual acuity (DCNVA), with less than a 5-letter loss in binocular best-corrected distance visual acuity (BCDVA) at 12 hours post-dose on Day 8, compared to 11.5% of patients on placebo ($p<0.0001$). The trial also met key secondary efficacy endpoints, reinforcing the benefit observed.

Based on positive results from both Phase 3 studies, Viatris, the Company's global commercialization partner for PS, filed a supplemental New Drug Application (sNDA) with the FDA in December 2025. In February 2026, the FDA accepted the sNDA and set a Prescription Drug User Fee Act (PDUFA) action date of October 17, 2026.

Decreased Vision Under Dim (Mesopic or Low) Light Conditions After Keratorefractive Surgery: LYNX Program

Phentolamine Ophthalmic Solution 0.75% is also being developed for visual disturbances under mesopic, or low-light conditions following keratorefractive surgery, including Laser-Assisted In Situ Keratomileusis (LASIK), Photorefractive Keratectomy (PRK), Small-Incision Lenticule Extraction (SMILE) and Radial Keratotomy (RK). These patients may experience glare, halos, starbursts, and impaired night driving, and there are currently no FDA-approved treatments. There are an estimated 600,000 to 700,000 laser vision correction procedures conducted every year in the U.S., of these, 35% of LASIK patients report dim light disturbances post treatment.

In December 2023, we entered into an agreement under a Special Protocol Assessment (SPA) with the FDA for PS for decreased vision under dim (mesopic or low) light conditions following keratorefractive surgery. We have also received Fast Track designation from the FDA in this indication.

LYNX-1 (NYXDLD-301) was a Phase 3 double-masked, randomized, placebo-controlled, multi-center study comparing PS to placebo ophthalmic solution in 145 patients experiencing dim light vision disturbances at multiple sites across the U.S. Treatment was self-administered in each eye once daily at or near bedtime for 14 days. PS met the primary endpoint, showing a statistically significant higher percentage of subjects with ≥ 15 Early Treatment Diabetic Retinopathy Study (ETDRS) letters (≥ 3 lines) of improvement compared to baseline in monocular mLCVA at Day 8. A total of 66 Treatment Emergent Adverse Events ("TEAEs") were reported in 23 subjects (32%) treated with PS and 22 TEAEs were reported in 12 subjects (16%) treated with placebo. All TEAEs were mild or moderate in intensity, except for one severe TEAE (instillation site pain) experienced by a subject in the PS group. No subjects had any TEAEs leading to withdrawal from the study. One subject in each treatment group (PS and placebo) had TEAEs leading to study medication discontinuation.

In June 2025, we announced positive topline results from LYNX-2, our first pivotal Phase 3 trial evaluating PS for the treatment of significant, chronic night driving impairment in keratorefractive patients with reduced mesopic vision. The LYNX-2 study met its primary endpoint of a gain of three lines (or 15 letters) or more of distance vision improvement on a low contrast chart in low light conditions after 15 days of dosing. In the study, 17.3% of patients treated with Phentolamine Ophthalmic Solution 0.75% achieved a ≥15-letter Early Treatment Diabetic Retinopathy Study (ETDRS) (≥ 3-line) improvement in Mesopic Low Contrast Distance Visual Acuity (mLCVA) at Day 15, compared to 9.2% in the placebo group ($p<0.05$).

In September 2025, we announced that the first patient was dosed in LYNX-3, our second pivotal Phase 3 clinical trial evaluating PS for the treatment of significant, chronic night driving impairment in keratorefractive patients with reduced mesopic vision. Topline results from LYNX-3 are expected in the first half of 2026.

APX3330

Mechanism of Action

APX3330 is a selective small molecule that is designed to act on the dual-functioning Apurinic/Apyrimidinic Endonuclease 1/Redox Effector Factor-1 (APE1/Ref-1) protein, referred to as Ref-1. This protein is implicated in both redox signaling and DNA repair. Because APX3330 selectively inhibits the redox function without affecting the molecule's ability to carry out DNA repair, normal cell function is left intact. Moreover, interference of Ref-1 activity with APX3330 blocks angiogenesis and inflammation by simultaneously decreasing the activity of several important transcription factors such as HIF-1α and NF-κB (see the below figure for a visual description). HIF-1α regulates the expression of VEGF, a protein that is paramount for angiogenesis, and NF-κB is an upstream regulator of proteins involved in inflammatory processes such as TNFα and chemokines.

APX3330 has a dual mechanism that decreases both abnormal angiogenesis and inflammation. APX3330 blocks pathways downstream of Ref-1. Blocking HIF-1α reduces VEGF signaling, and blocking NF-κB modulates VEGF, TNF-α and other inflammatory cytokine production. In contrast, anti-VEGF agents solely inhibit the actions of VEGF.

Clinical Development Process and Plan

APX3330 has been studied in over 375 healthy volunteers or patients with hepatitis or cancer or diabetic retinopathy (DR).

In August 2022 we completed ZETA-1, a Phase 2b double-masked, randomized, placebo-controlled, multi-center trial in 103 patients with DR and diabetic macular edema (DME). This study evaluated the effect of 600 mg daily dose of APX3330 in treating patients with DR, including moderately severe Nonproliferative Diabetic Retinopathy (NPDR) to mild Proliferative Diabetic Retinopathy (PDR), as well as patients with DME without loss of central vision. The primary endpoint was percent of patients with a ≥2 step improvement in Early Treatment of Diabetic Retinopathy Study (ETDRS) diabetic retinopathy severity scale (DRSS) at week 24 in the study eye. The ZETA-1 trial did not meet the primary endpoint in the study eye; however, the trial provided evidence of the potential for clinically meaningful prevention of progression of diabetic retinopathy when evaluating both eyes. In the ZETA-1 trial, 13% of subjects within the placebo arm compared to 5% of subjects within the APX3330 arm worsened by ≥ 3 step on binocular person-level scale from baseline at week 24. Additional efficacy endpoints were directionally supportive of the biological effect of APX3330 in slowing the progression of DR and preserving vision.

In the first half of 2024, we conducted a subset analysis for ZETA-1 to evaluate the efficacy of APX3330 in slowing DR progression using the FDA's agreed upon registration endpoint of a 3-step change on a binocular diabetic Retinopathy Severity Scale (DRSS). This 17-step person-level scale accounts for the DRSS scores of the two eyes and then anchors the step to the worse eye. The subset comprised 68 participants from the ZETA-1 trial who had a baseline DRSS score of 47 or 53 in at least one eye and 43, 47 or 53 in the other eye. Analysis of the ZETA-1 Phase 2 subset using the binocular person-level scale showed that no participants in the APX3330 group had a ≥ 4-step worsening at week 24 compared to 15.2% in the placebo group, representing a 100% reduction between groups (p=0.07). Similarly, only 5.7% of APX3330-treated subjects had a ≥ 3-step worsening at week 24 compared to 15.2% of placebo subjects, representing a 62.5% reduction between groups (p=0.26). Fewer participants in the APX3330 group developed proliferative diabetic retinopathy (PDR) by week 24 compared to the placebo group (11% vs 26% respectively; p=0.13).

Overall, there were 211 adverse events ("AEs") in 64 subjects, with only 31 of these AEs considered drug-related (14 APX3330, 17 placebo). All treatment-related AEs were mild or moderate in severity. There were no adverse treatment effects on any other characteristics of the ophthalmic examination or on any assessments of systemic safety.

In October 2023, we conducted an EOP2 meeting with the FDA and shared the outcome of the meeting in October 2023 which stated the agreement on the registrational program for APX3330, including confirmation of the primary endpoint for registration of a systemic agent for DR. In December 2024, the Company reached agreement with the FDA under SPA related to a Phase 3 clinical trial design. However, due to our current strategic focus on advancing our gene therapy candidates, we are seeking a strategic partner to advance the clinical development of this late-stage diabetic retinopathy program.

Overview of Eye Disease Market

Inherited Retinal Disease Market

Retinal degeneration is a devastating cause of severe vision loss beginning in childhood and progressing into adulthood. There are more than 350 genes known to cause inherited retinal diseases. Only one of these, RPE65, has an approved treatment, LUXTURNA®. Many of the mutations attributable to IRDs may be amenable to gene augmentation therapy using an established, standardized subretinal delivery method. Our pipeline addresses seven of these mutations with variable prevalence as a potential one-time treatment.

The prevalence of IRDs varies widely across regions, creating significant opportunities for therapeutic development in both U.S. and ex-U.S. markets. The IRD prevalence estimates highlight the distribution of genetically defined patient populations by region and gene, underscoring the breadth of our addressable market.



IRD Prevalence Estimates Overview

Gene	U.S.	EU4 + UK	China	Japan	Middle East/ North Africa	Total Prevalence by Gene
LCA5	~170	~170	~1,500	~20	~1,400	~3,260
BEST1	~8,400	~4,900	~4,900	~250	~3,600	~22,050
RHO	~8,800	~4,600	~14,600	~380	~2,200	~30,580
RDH12	~2,500	~1,000	~9,900	~140	~17,500	~31,040
MERTK	~2,600	~460	~4,600	~40	~14,300	~22,000
NMNAT1	~1,200	~750	~2,200	~40	~1,100	~5,290
CNGB1	~2,100	~1,000	~1,900	~50	~5,100	~10,150
Total Prevalence by Region. (All genes)	~25,770	~12,880	~39,600	~920	~45,200	

Source: Triangle Insights Group Analysis. January 2026.

Anterior (Front of the Eye) Segment Disease Market

There are approximately 100 million eye dilations in the United States and this number is expected to go up with the increasing aging and diabetic population that requires more frequent eye exams and procedures. Millions of Americans also suffer from various refractive errors in addition to an age-related loss in accommodation known as presbyopia.

Presbyopia is common in patients over the age of 40 years, which results in decreased ability to see objects at near distances due to a loss of accommodative function. This condition affects nearly 133 million Americans and usually requires reading glasses, bifocals/varifocals, contact lenses or surgical refractive treatment to enable clear vision at near distances.

Further, according to GlobalData, approximately 38 million patients in the U.S. suffer from dim light or night vision disturbances caused by LASIK, night myopia, keratoconus, eye surgery, or the natural aging process. There is also a global trend in vision disturbances in younger individuals due to the overuse of smartphone screens. There are 600,000 to 700,000 laser vision correction procedures conducted every year in the U.S., of these, 35% of LASIK patients report dim light disturbances post treatment.

Sales and Marketing

In November 2022, we entered into the Viatris License Agreement for the development and commercialization of all PS indications in the U.S. and ex-U.S. markets (excluding certain countries in Asia). Viatris is responsible for any commercialization activities associated with any approved PS indications.

Currently, we do not have any employees dedicated to the sales and marketing of any of our pipeline products. We may look to build our own sales and marketing infrastructure or pursue a partnership to commercialize any future drugs upon approval.

Manufacturing

We contract with manufacturers to produce drug substances (chemical and biologic), gene therapies drug products, and formulated drug products for use in our preclinical studies and clinical trials, utilizing reliable and reproducible processes and common manufacturing techniques which are consistent with applicable regulations for the intended use. Gene therapy drug products, Master Cell Banks, and plasmids are located at a contracted biorepository for long term storage, or the manufacturing site prior to relocation for storage. Contracts for ongoing stability storage and testing are established for current clinical inventory of drug substances, gene therapies, and drug products. We do not have any long-term manufacturing agreements but do intend to secure such arrangements for drug substances, gene therapies, or drug products in the event any of our products being developed become commercialized. We do not currently own or operate, and we have no current plans to establish any manufacturing facilities.

OPGx-LCA5

The manufacturing of current Good Manufacturing Practice ("cGMP") -grade OPGx-LCA5 drug substance and drug product for nonclinical toxicology and clinical studies was performed at an academic manufacturing partner, using an adherent process, with in-house and outsourced testing. The current batch size is 50 liters.

The technical transfer of the manufacturing process for drug substance and drug product to a cGMP commercial contract drug manufacturing organization ("CDMO"), SAFC Carlsbad Inc., is ongoing. The new process includes a suspension process at 50L scale including analytical support, for pivotal Phase 3 clinical and pre-commercial readiness and Product Process Qualification (PPQ).

OPGx-BEST1

Manufacturing of cGMP-grade OPGx-BEST1 drug substance and drug product for BEST1 nonclinical toxicology and clinical studies was performed at Catalent Incorporated, with in-house and outsourced testing. Process and analytical development work for OPGx-BEST1 were conducted at small scale. Following scale-up, replicate batches were produced at 200L scale, using the same process used for the Good Laboratory Practice ("GLP") toxicology studies. Batches of drug product, drug substance, and diluent were placed on stability programs which remain ongoing.

The technical transfer of the manufacturing process for drug substance and drug product to a cGMP CDMO, SAFC Carlsbad Inc., is ongoing. The new process includes a suspension process at 200L scale including analytical support, for pivotal Phase 3 clinical and pre-commercial readiness and PPQ.

Early-Stage Gene Therapy Assets

The remaining IRD pipeline, including OPGx-RHO, OPGx-RDH12, OPGx-MERTK, OPGx-NMNAT1, and OPGx-CNGB1, are pre-clinical candidates in varying stages of phase appropriate development, based on the asset. Manufacturing completed to date has been conducted to support non-clinical toxicology programs, at a scale of 50L or less, with planning to support technical transfer and scale-up ongoing. There are no current or ongoing manufacturing agreements in place. A request for proposal process, to include small scale process development, technical transfer, and analytical method development, to identify a manufacturing partner is being conducted. The overall corporate strategy is to advance each from the current manufacturing status, from pre-clinical into clinical Phase 1/2 readiness consolidated with a CDMO meeting capability requirements under cGMP manufacturing conditions.

Phentolamine Ophthalmic Solution 0.75% (PS)

Pursuant to the Viatris License Agreement, we have transferred commercial manufacturing responsibilities for RYZUMVI® to Viatris. Transfer of commercial manufacturing responsibilities for additional indications for which PS is in development is intended. Currently, we use purchase orders with multiple manufacturers for PS clinical supply manufacturing. We are qualifying our selected manufacturers to provide bulk drug substances and drug products in conjunction with the planned sNDA regulatory submissions to the FDA.

APX3330

APX3330 is a solid oral formulation of a small molecule drug substance that is synthesized from readily available raw materials and using conventional chemical processes. The APX3330 drug substance has been optimized to a new form. Process and analytical development of APX3330 drug substance and drug product is in development, and plans for production scale up according to cGMP regulatory requirements are established. Previously, the APX3330 drug product manufacturer performed pharmaceutical development to support the cGMP manufacturing campaign for tablets of 60 mg and 120 mg dose strengths, the latter being used in prior clinical trials. We have reformulated the drug product and increased the dose strength to 300 mg for convenient once or twice a day dosing and completed one human bioavailability trial with the new formulation to demonstrate comparability with the prior investigational product. Planning to complete the remaining process development, scale up, and validation are established, pending execution following a partnership agreement.

Collaborations and Licenses

Viatris License Agreement

In November 2022, the Company entered into the Viatris License Agreement, pursuant to which it granted Viatris (as successor to Famy) an exclusive, perpetual, sub-licensable license to develop, manufacture, import, export and commercialize (i) PS, for treating (a) reversal of mydriasis, (b) night vision disturbances or dim light vision, and (c) presbyopia, and (ii) PS and low dose pilocarpine for treating presbyopia (together, the "PS Products") worldwide except for certain countries and jurisdictions in Asia (the "Viatris Territory"). The Company retains the exclusive right to develop, manufacture, have manufactured, import, export and commercialize the PS Products outside of the Viatris Territory.

Under the terms of the Viatris License Agreement, the Company, in partnership with Viatris, will develop the PS Products in the United States. Viatris will reimburse the Company for agreed-to budgeted costs related to the development of the PS Products through FDA approval, and then share costs above the agreed upon threshold amount.

Pursuant to the Viatris License Agreement, the Company received a one-time non-refundable cash payment of $35 million in November 2022 for the exclusive, perpetual, sub-licensable license to develop, manufacture, import, export and commercialize the PS Products in the Viatris Territory. In addition, with respect to the PS Products, the Company will be eligible to receive potential additional payments of up to $130 million upon achieving certain specified regulatory or net sales milestones, with the first milestone payment of $10 million already made following approval by the FDA of PS for reversal of mydriasis, which occurred during the third quarter of 2023. The Company will also receive tiered royalties, starting at low double-digit royalties up to low 20% royalties, based on the aggregate annual net sales of all PS Products in the United States, and will receive low double-digit royalties based on all annual net sales in the Viatris Territory outside of the United States. The royalty payments will continue on a country-by-country basis from the date of the first commercial sale of the first PS Product in a country of the Viatris Territory until December 31, 2040.

University of Pennsylvania LCA5/RDH12 License Agreement

On June 15, 2022, Opus entered into an amended and restated license agreement (the "LCA5/RDH12 Agreement") with the Trustees of the University of Pennsylvania ("Penn") pursuant to which it was granted an exclusive, royalty-bearing license to certain patents and a non-exclusive license to certain information relating to products directed towards treatment or correction of mutation of the LCA5 or RDH12 genes. In connection with signing, we granted to Penn shares of common stock equal to a mid single-digit percentage of our then total capital stock calculated on a fully diluted basis. We will make additional payments to Penn upon the achievement of certain specified development, regulatory and commercial milestone events up to a maximum potential aggregate amount of $2.6 million. Until we are required to pay royalties under the LCA5/RDH2 Agreement, we must pay an annual license maintenance fee to Penn in the low tens of thousands of dollars. In addition, we will make quarterly tiered royalty payments in low single-digit percentages on net sales of licensed products, subject to minimum annual royalty payments up to the low tens of thousands of dollars, depending on the given year. We will also make payments on any sublicense income, in percentages up to the mid teens, with such percentage depending on the stage of product development. The term of the LCA5/RDH12 Agreement continues until the later of (i) expiration of the licensed patents and (ii) 10 years after first commercial sale, unless Penn has cause to terminate earlier for our material breach of the license or bankruptcy. We have the right to terminate the LCA5/RDH12 Agreement at any time during the term with certain prior written notice to Penn.

Iveric Asset Purchase Agreement – BEST1 and RHO Programs

On December 23, 2022, Opus entered into an asset purchase agreement with Iveric (the "Iveric Agreement") pursuant to which the Company acquired certain assets, including the BEST1 License (as defined below), relating to the BEST1 and RHO products.

If, with respect to the BEST1 products or the RHO products during a specified earn-out period (i.e., from the date of signing the Iveric Agreement until the later of 15 years following first commercial sale of a product in a country or the expiration of all applicable regulatory exclusivity periods with respect to such product in such country), (i) we materially breach our diligence obligations with respect to the BEST1 products or the RHO products, as applicable, (ii) the acquired intellectual property licenses relating to the BEST1 products or the RHO products, as applicable, are terminated for any reason, or (iii) we cease efforts to exploit the BEST1 products or the RHO products, as applicable, for a certain period (subject to certain exceptions), then upon Iveric's request we are obligated to assign to Iveric our rights to the BEST1 products or the RHO products, as applicable, including related patent rights, contracts, information and regulatory documents.

Until the sixth anniversary of signing, Iveric has a right of first refusal if we intend to seek or pursue a deal to license, sell, transfer or otherwise dispose of all or substantially all of our assets primarily relating to either or both of the BEST1 or RHO product candidates, or if we receive an unsolicited offer from a third party relating to the foregoing.

In connection with signing of the Iveric Agreement, we paid Iveric an upfront fee of $500,000 and issued to Iveric certain shares of series seed preferred stock of Opus equivalent to a high single digit percentage of our then outstanding capital stock. We will make additional payments to Iveric upon the achievement of specified (i) development milestones, the maximum potential aggregate amount of such milestones being $11.35 million with respect to the BEST1 program and $1.45 million with respect to the RHO program and (ii) commercial milestones, the maximum potential aggregate amount of such milestones being $95.4 million with respect to the BEST1 program and $3.5 million with respect to the RHO program. In addition, we will make royalty payments in the low single digit percentages on net sales of licensed RHO and BEST1 products.

Penn and University of Florida BEST1 License Agreement

On April 10, 2019, Iveric entered into an exclusive patent license agreement (as amended, the "BEST1 License") with Penn and the University of Florida Research Foundation ("UF"), which agreement was assigned to Opus under the terms of the Iveric Agreement. Under the BEST1 License, Opus received exclusive patent rights and non-exclusive knowhow and data rights with regard to products to treat diseases associated with mutations in the BEST1 gene. In connection with signing, Iveric paid Penn an upfront fee in the low hundreds of thousands of dollars. We will make additional payments to Penn upon the achievement of specified (i) clinical and regulatory milestones up to a maximum potential aggregate amount of $15.65 million for the first licensed product, regardless of category (i.e., "wildtype only products" or "knockdown and replace products"), and $3.13 million for the first licensed product from a different category, and (ii) commercial milestones, up to a maximum potential aggregate amount of $48 million for the first licensed product, regardless of category, and $9.6 million for the first licensed product from a different category. In consideration for Penn and UF's consent to the assignment of the BEST1 License to us under the Iveric Agreement, we will also pay Penn a percentage, in the mid teens, of each milestone payment that we are required to pay to Iveric under the Iveric Agreement. Until we are required to pay royalties under the BEST1 License, we must pay an annual license maintenance fee to UF and Penn in the low tens of thousands of dollars. In addition, we will make quarterly tiered royalty payments in the low single-digit percentages on net sales of licensed BEST1 products, subject to minimum annual royalty payments in the mid tens of thousands of dollars, starting from the earlier of the first commercial sale of a licensed product or a future specified date. We will also make payments on sublicense income, in percentages up to the mid teens, with such percentage depending on the stage of product development.

The term of the BEST1 License continues until the later of (i) expiration of the licensed patents, (ii) expiration of regulatory exclusivity, or (iii) 10 years after the first commercial sale of a licensed product, unless UF or Penn has caused the BEST1 License to terminate earlier for our material breach of the license or bankruptcy. We have the right to terminate the BEST1 License in its entirety or with respect to a particular category of licensed products with certain prior written notice to Penn (without affecting our rights or obligations to the other category of licensed products), at any time prior to an investigational new drug application or clinical trial application ("IND") for a licensed product in such category becoming effective. After an IND for a licensed product in a particular category becomes effective, then the BEST1 License will be non-cancellable with respect to such category, except that we will have the right to terminate the agreement with respect to such category by providing UF and Penn written notice.

LCA5 VR License

On March 2, 2023, Opus entered into a non-exclusive license agreement (the "LCA5 VR License") with Penn pursuant to which it was granted a non-exclusive license to certain patents and copyrights relating to testing visual function using simulated living situations in individuals with visual disorders, for Opus' use in clinical trials for the evaluation of retinal disorder treatments caused by LCA5 mutations. In connection with signing, we paid Penn an upfront fee in the low tens of thousands of dollars. We will make additional payments to Penn, in the low single digit thousands of dollars, for each use of a licensed product in a clinical trial. The term of the LCA5 VR License continues until six months after the conclusion of all clinical trials for the evaluation of treatments for retinal disorders caused by a mutation or mutations in the LCA5 gene. We have the right to terminate the LCA5 VR License at any time during the term with certain prior written notice to Penn.

Penn and UF RHO License Agreement

On June 6, 2018, Iveric entered into an exclusive patent license agreement (the ''RHO License'') by and between Penn and UF pursuant to which the Company has exclusive patent rights and non-exclusive knowhow and data rights with regard to products to treat rhodopsin-mediated diseases. In return for these rights, the Company is obligated to make certain development milestone payments and royalty payments on future sales of such products.

Massachusetts Eye and Ear Infirmary License Agreement

On November 9, 2021, Opus entered into a license agreement (the ''MEEI License'') with the Massachusetts Eye and Ear Infirmary (''MEEI''), granting an exclusive worldwide license of MEEI patents for use in the NMNAT1 program for all products and processes including the treatment of retinal disease in humans, and a non-exclusive worldwide license to technological information. In return for these rights, the Company is obligated to make certain development milestone payments and royalty payments on future sales of such products.

Apexian Sublicense Agreement

On January 21, 2020, the Company entered into a sublicense agreement with Apexian Pharmaceuticals, Inc. pursuant to which it obtained an exclusive worldwide patent and other intellectual property rights relating to a Ref-1 Inhibitor program, including APX3330, for the treatment of ophthalmic or diabetic diseases. In exchange for the patent and other intellectual rights, the Company agreed to certain milestone payments and royalty payments on future sales.

Intellectual Property

Gene Therapy

We in-license multiple patents and patent applications directed to our gene therapy programs. We also own one patent family directed to our MERTK therapeutic program. Our patent estate for each gene therapy program, as of December 31, 2025, is described in more detail below.

For our LCA5 therapeutic program, we in-license one patent family directed to compositions of matter and therapeutic methods using such compositions of matter. The patent family contains patents in the U.S., Japan, Australia, and South Korea and pending patent applications in the U.S., Europe, and additional foreign countries. The foregoing U.S. patent expires in 2039, and the Japanese, Australian, and South Korean patents, including any patents that may be granted based on the foregoing pending patent applications, will expire in 2038, each not including any patent term extension.

For our BEST1 therapeutic program, we in-license four patent families. The first patent family is directed to compositions of matter and therapeutic methods using such compositions of matter and has one patent in China and patent applications pending in the U.S., Europe, Japan, and additional foreign countries. The patent in China, and patents if granted based on the foregoing patent applications, would expire in 2039, not including any patent term extension. The second and third patent families are each directed to methods of treatment and have patent applications pending in the U.S., Europe, Japan, and additional foreign countries. Patents, if granted based on the foregoing patent applications, would expire in 2041, not including any patent term extension. The fourth patent family is direct to methods of treatment and methods for assessing treatment and has patent applications pending in the U.S. and Europe. Patents, if granted based on the foregoing patent applications, would expire in 2042, not including any patent term extension.

For our RHO therapeutic program, we in-license two patent families, each directed to compositions of matter and therapeutic methods using such compositions of matter. The first patent family has patents in the U.S., Europe, Japan, and additional foreign countries, while the second patent family has patents in the U.S., Japan and China. Each patent family also has patent applications pending in the U.S., Europe, and additional foreign countries. The foregoing patents, including any patents to grant based on the foregoing patent applications, will expire from 2037 to 2042, not including any patent term extension.

For our MERTK therapeutic program, we own one patent family directed to compositions of matter and therapeutic methods using such compositions of matter. This patent family contains pending patent applications in the US., Europe, Japan, and additional foreign countries. Patents, if granted based on the foregoing patent applications, would expire in 2044, not including any patent term extension.

For our RDH12 therapeutic program, we in-license one patent family directed to compositions of matter and therapeutic methods using such compositions of matter, consisting of patents in the U.S., Japan, Australia, and additional foreign countries and pending patent applications in the U.S., Europe, and additional foreign countries. The foregoing patents, including any patents to grant based on the pending patent applications, will expire in 2037, not including any patent term extension.

For our NMNAT1 therapeutic program, we in-license one patent family directed to compositions of matter and therapeutic methods using such compositions of matter, consisting of one U.S. patent and pending patent applications in the U.S., Europe, Japan, and additional foreign countries. These patents, if granted based on the pending patent applications, would expire in 2041, not including any patent term extension.

For our CNGB1 therapeutic program, we in-license one patent family directed to compositions of matter and therapeutic methods using such compositions of matter. This patent family contains a patent in the U.S. and Japan and pending patent applications in the U.S., Europe, and additional foreign countries, whereby the U.S. and Japanese patents and patents, if granted, based on the foregoing pending patent applications, expire in year 2038, not including any patent term extension.

PS

Our patent estate includes patents and patent applications to forms of phentolamine mesylate, formulations containing phentolamine mesylate, methods of using phentolamine mesylate, and methods of manufacturing phentolamine mesylate. We own all of the worldwide rights to PS for all indications, but out-license certain rights to PS pursuant to the Viatris License Agreement.

Our patent estate relating to PS contains over 15 U.S. patents, over nine pending U.S. non-provisional patent applications, two pending international patent application, as well as issued patents in Australia, Canada, Europe, Japan, and Mexico and pending patent applications in Europe, Japan, and other foreign countries. Multiple U.S. patents and counterpart Australian, Canadian, European, and Japanese patents are directed to aqueous phentolamine mesylate formulations and are scheduled to expire in 2034. Additional multiple U.S. patents and counterpart Australian, Canadian, European, and Japanese patents are directed to methods of improving visual performance using, for example, phentolamine mesylate and are scheduled to expire in 2034.

We also own two U.S. patents with claims to methods of treating presbyopia, and three U.S. patents with claims to methods of treating mydriasis—each of the foregoing U.S. patents are scheduled to expire in 2039. Additionally, we own one pending U.S. patent application with claims to treating presbyopia and two pending U.S. patent applications with claims to treating mydriasis. Counterpart patent applications are pending in Europe, Japan, and other foreign countries—if granted based on these pending applications, these patents would expire in 2039. Patent applications are also pending in the U.S., Europe, Japan, and other foreign countries directed to additional methods for treating mydriasis—if granted based on the foregoing patent applications, these patents would expire in 2042. We own two U.S. provisional patent applications directed to methods of treating presbyopia, whereby patents, if granted based on non-provisional patent applications to be filed based on these provisional patent applications, would expire in 2046. In addition, we own a pending international patent application directed to improving visual performance under low light conditions, whereby patents, if granted based on non-provisional patent applications to be filed based on this international patent application, would expire in 2045.

We also own two U.S. patents, one pending U.S. patent application, and pending foreign patent applications in Europe, Japan, and additional foreign countries directed to high-purity phentolamine mesylate and methods for making the same. We also have a pending international patent application and pending U.S. patent application directed to particular phentolamine mesylate crystal forms and their use—if granted based on the foregoing patent applications, these patents would expire in 2043.

We have obtained registration of the "RYZUMVI®" trademark in the United States.

APX3330

As of December 31, 2025, the patent estate that we in-license for APX3330 and related compounds contains over nine U.S. patents as well as issued patents in Europe, Japan, and additional foreign countries, and pending patent applications in Europe and Canada. The license is for the use and commercialization of APX3330 and related compounds covered by the subject patents and patent applications in the field of human health uses for ophthalmic and diabetes mellitus indications.

One in-licensed U.S. patent is directed to methods of treating diabetic retinopathy and other diseases using, for example, APX3330, and is scheduled to expire in year 2030, not including any patent term extension. Counterpart patents have issued in Europe, Japan, and additional foreign countries, which are scheduled to expire in year 2028. A separate in-licensed patent family directed to methods of treating wet Age-Related Macular Degeneration and other diseases using, for example, APX2009 or APX2014, contains one U.S. patent and patents in Europe, Japan, and additional foreign countries, as well as a pending patent application in Canada—these patents, including any patents to grant based on the pending patent applications, will expire in 2039. Additional in-licensed patents and patent applications are directed to methods of treating certain retinal diseases, combination therapy, and/or derivatives of APX3330—these patents, including any patents to grant based on the foregoing pending patent applications, will expire from 2028 to 2038, not including any patent term extension.

In addition, as of December 31, 2025, we own one U.S. provisional patent application, two U.S. non-provisional patent application, one international patent application, and patent applications in Europe, Japan, and additional foreign countries and directed to methods of treating diabetic retinal diseases using APX3330. Patents, if granted, based on the foregoing patent applications, would expire from 2042 to 2045, not including any patent term extension. Additionally, we own pending patent applications in the U.S., Europe, Japan and other foreign countries directed to APX3330 salts and esters—whereby patents, if granted based on the foregoing patent applications, would expire in 2043, not including any patent term extension. Also, we own a pending international patent application directed to formulations containing APX3330, whereby patents, if granted based on non-provisional patent applications to be filed based on this international patent application, would expire in 2044, not including any patent term extension.

Competition

We and our development partners face competition from both branded and generic pharmaceutical companies as well as products that are currently in development. Many of these companies have significantly greater financial and human resources and experience in drug development, R&D, and commercialization. These competitors compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient enrollment for clinical trials, and acquiring products, product candidates or other technologies complementary to our programs. Smaller and other early-stage companies may also prove to be significant competitors if they choose to partner with large, established companies.

Inherited Retinal Diseases

While we are not currently aware of any direct competitors for our OPGx-LCA5 or OPGx-BEST1 gene therapy program, there are various companies developing gene therapies for the treatment of IRDs, which may ultimately directly compete with us in the future. To our knowledge, there are no active IRD gene therapy programs in development for the treatment of LCA5, BEST1, NMNAT1, or MERTK genes. With respect to the RDH12 gene, there is an investigator-initiated trial in China and a program from MeiraGTX. For the RHO program, Octant Bio has a preclinical program in IND-enabling studies. Cell therapies and optogenetics are potential competition for late stages for our diseases from genes of interest at which point, gene augmentation may be less efficacious.

PS

Phentolamine Ophthalmic Solution 0.75% is in development for additional indications of presbyopia as well as decreased visual acuity under low light conditions following keratorefractive surgery. There are multiple potential competitors for the treatment of presbyopia including Lenz Therapeutics (LNZ100 - 1.75% Aceclidine), AbbVie (VUITY® (pilocarpine hydrochloride ophthalmic solution) - 1.25%), and TenPoint Therapeutics (YUVEZZI™ (carbachol and brimonidine tartrate ophthalmic solution) - 2.75%/0.1%). We are not aware of direct competition for the treatment of DLD following keratorefractive surgery.

In January 2025, we received a Paragraph IV Certification Notice ("Notice Letter") that Sandoz, Inc., a provider of generic and biosimilar medicines ("Sandoz"), submitted an Abbreviated New Drug Application (ANDA) to the FDA seeking approval to manufacture, use or sell a generic version of RYZUMVI® for the reversal of pharmacologically-induced mydriasis in the U.S. prior to the expiration of six of our patents listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations publication (the "Orange Book"). The Notice Letter alleges that these patents are invalid or unenforceable or will not be infringed by the generic product described in Sandoz's ANDA. If the challenge by Sandoz is successful, it could result in the introduction of a generic competitor to the market before the expiration of our patents, thereby reducing our market share and potential future revenue from sales of RYZUMVI® for reversal of pharmacologically-induced mydriasis. In March 2025, in collaboration with our commercialization partner for RYZUMVI®, we filed a complaint for patent infringement of certain RYZUMVI® patents against Sandoz in the District of New Jersey in response to Sandoz's ANDA filing. The complaint seeks, among other relief, equitable relief enjoining Sandoz from infringing the RYZUMVI® patents. The case is currently in the middle of fact discovery, and a trial date has been scheduled for January 2027.

APX3330

There are multiple products currently used to treat diabetic retinopathy and macular edema including anti-VEGF therapies, including faricimab-svoa (Vabysmo), ranibizumab (Lucentis) and aflibercept (Eylea). There are also multiple additional therapies in research and development stages for the treatment of diabetic retinopathy. Photocoagulation and vitrectomies may also be used to treat diabetic retinopathy.

Government Regulation and Product Approvals

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union ("EU"), extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

The EMA is a decentralized agency governed by an independent management board responsible for the evaluation, supervision, and safety monitoring of medicines in the EU. The Medicines and Healthcare products Regulatory Agency (MHRA) regulates medicines, medical devices, and blood components in the United Kingdom (UK) and serves as a similar function to the EMA in the EU, following the exit of the UK from the EU (the so-called "Brexit"). The Japanese Pharmaceuticals and Medical Devices Agency (PMDA) serves a similar function to the FDA in the United States and is an independent administrative institution. The National Medical Products Administration (NMPA) is the Chinese agency for regulating drugs and medical devices (formerly the China Food and Drug Administration or CFDA).

Review and Approval of Drugs and Biologics in the United States

In the United States, the FDA regulates drug and biological products under the Federal Food, Drug, and Cosmetic Act ("FDCA"), and the Public Health Service Act ("PHSA"), respectively, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. The failure to comply with applicable requirements under the FDCA, PHSA and other applicable laws at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, untitled letters, and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

An applicant seeking approval to market and distribute a new drug or biological product in the United States must typically undertake the following:

- completion of preclinical laboratory tests, animal studies and formulation studies in compliance, as applicable, with the Animal Welfare Act and FDA's good laboratory practice, or GLP, regulations;

- submission to the FDA of an IND, which must take effect before human clinical trials may begin;

- approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

- performance of human clinical trials, including adequate and well-controlled clinical trials, in accordance with good clinical practices, or GCP, and other applicable regulations to establish the safety and efficacy of the proposed drug product, or the safety, purity, and potency of the proposed biologic, for each proposed indication;

- manufacturing, packaging, labelling, and distribution of drug substances and drug products consistent with the FDA's cGMP regulations, as well as GLP non-clinical and GCP clinical studies to investigate the drug candidate;

- development of product label, package inserts, and prescriber information that is intended to be used and included with the commercial product;

- preparation and submission to the FDA of an NDA, BLA or supplements;

- review of the product by an FDA advisory committee, where appropriate or if applicable;

- satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product's identity, strength, quality and purity;

- satisfactory completion of FDA audits of clinical trial site(s) to assure compliance with GCPs and the integrity of the clinical data;

- FDA approval of application; and

- compliance with any post-approval requirements, including Risk Evaluation and Mitigation Strategies, or REMS, and

Preclinical Studies

Preclinical studies include laboratory evaluations of product chemistry, toxicity and formulation, as well as in vitro and in vivo animal studies to assess the safety and activity of the product candidate for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as long-term repeat-dose toxicology studies, may continue after the IND is submitted.

Companies usually must complete some long-term preclinical testing, such as long-term repeat-dose toxicology studies, and must also develop additional information about the chemistry and physical characteristics of the investigational product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the candidate product and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the candidate product does not undergo unacceptable deterioration over its shelf life.

The IND and IRB Processes

An IND is an exemption from the FDCA that allows an unapproved drug or biological to be shipped in interstate commerce for use in an investigational clinical trial. In support of a request for an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the results of preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. An IND goes into effect 30-days after its filing, unless during this 30-day period the FDA raises concerns or questions and imposes a clinical hold.

A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a specific protocol or part of a protocol is not allowed to proceed, while other protocols may do so. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed. The FDA may also place a clinical hold or partial clinical hold on a trial after a clinical trial has begun.

A sponsor may choose, but is not required, to conduct a foreign clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical trial is not conducted under an IND, the sponsor must ensure that the trial complies with certain FDA regulatory requirements in order to use the trial as support for an IND or application for marketing approval, including that such trials must be conducted in accordance with GCP, including review and approval by an independent ethics committee, or IEC, and obtaining informed consent from patients. The GCP requirements in the final rule encompass both ethical and data integrity standards for clinical studies. The FDA's regulations are intended to help ensure the protection of human patients enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies.

In addition, an IRB (or Independent Ethics Committee (IEC or EC), within Europe) representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must exercise continuing supervision over the trial. The IRB must review and approve, among other things, the trial protocol and informed consent information to be provided to trial patients. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB's requirements or if the product candidate has been associated with unexpected serious harm to patients.

Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the trial. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made by Opus based on evolving business objectives and/or competitive climate.

Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on its ClinicalTrials.gov website.

Human Clinical Trials in Support of an NDA or BLA

Clinical trials involve the administration of the investigational product to human patients or healthy volunteers under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research patients provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written trial protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the trial, the tests to be conducted on study participants, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.

Human clinical trials are typically conducted in 3 sequential phases, but the phases may overlap.

- Phase 1. The drug or biological product is initially introduced into healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

- Phase 2. The drug or biological product is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

- Phase 3. The drug or biological product is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labelling of the product.

Reports detailing activities under, and the status of, an IND must be submitted at least annually to the FDA. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug or biological product; and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug or biological product has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Sponsors may reach an SPA agreement with respect to the design of clinical trials. The FDA's SPA process is designed to facilitate the FDA's review and approval of drugs and biologics by allowing the FDA to evaluate the proposed design and size of certain clinical or animal studies, including clinical trials that are intended to form the primary basis for determining a product candidate's efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor's questions regarding protocol design and scientific and regulatory requirements. The FDA aims to complete SPA reviews within 45 days of receipt of the request. The FDA ultimately assesses whether specific elements of the protocol design of the trial, such as entry criteria, dose selection, endpoints and/or planned analyses, are acceptable to support regulatory approval of the product with respect to the effectiveness of the indication studied. All exchanges between the FDA and the sponsor regarding an SPA must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA.

Although the FDA may agree to an SPA, an SPA agreement does not guarantee approval of a product. Even if the FDA agrees to the design, execution, and analysis proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement in certain circumstances. In particular, an SPA agreement is not binding on the FDA if public health concerns emerge that were unrecognized at the time of the SPA agreement, other new scientific concerns regarding product safety or efficacy arise, the sponsor company fails to comply with the agreed upon trial protocols, or the relevant data, assumptions or information provided by the sponsor in a request for the SPA change or are found to be false or omit relevant facts.

In addition, even after an SPA agreement is finalized, the SPA agreement may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol. Generally, such modification is intended to improve the study. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement. Moreover, if the FDA revokes or alters its agreement under the SPA, or interprets the data collected from the clinical trial differently than we do, the FDA may not deem the data sufficient to support an application for regulatory approval.

Concurrent with clinical trials, companies often complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug or biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug or biologic candidate and, among other things, must develop methods for testing the identity, strength, quality, purity, and potency of the final drug or biologic. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug or biological candidate does not undergo unacceptable deterioration over its shelf life.

Submission of an NDA or BLA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product's chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an application requesting approval to market the drug or biological product for one or more indications. Under federal law, the submission of most NDAs and BLAs are subject to an application user fee. The sponsor of an approved NDA or BLA is also subject to an annual prescription drug program fee. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for drugs or biologics with orphan designation and a waiver for certain small businesses. The FDA conducts a preliminary review of an NDA or BLA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA's receipt of the submission to determine whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA or BLA for filing, and the sponsor receives a Refuse to File Notice. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to certain performance goals in the review process of NDAs and BLAs. The goal for review of most standard applications is within 10 months from the date of filing, and for "priority review" products the review goal is within 6 months of filing. The review process may be extended by the FDA to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections ("PAIs") may cover all facilities associated with an NDA or BLA submission, including drug or biologic component manufacturing (such as active pharmaceutical ingredients), finished drug or biological product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications at the commercial scale. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

In addition, as a condition of approval, the FDA may require an applicant to develop Risk Evaluation and Mitigation Strategies ("REMS"). REMS uses risk minimization strategies to ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use ("ETASU"). ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may require a REMS at the time of approval or post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product.

The FDA may refer an application for a novel drug or biologic to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy, and Priority Review Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as fast-track designation, breakthrough therapy designation, and priority review designation.

Specifically, the FDA may designate a product for Fast Track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product's application before the application is complete. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA's time period goal for reviewing a Fast Track application does not begin until the last section of the application is submitted. In addition, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Second, a product may be designated as a Breakthrough Therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; and assigning a cross-disciplinary project lead for the review team.

Third, the FDA may designate a product for Priority Review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA's goal for taking action on a marketing application from 10 months to 6 months.

The FDA's Decision on an NDA or BLA

On the basis of the FDA's evaluation of the NDA or BLA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter, or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the NDA or BLA, the FDA may issue an approval letter. The FDA has committed to reviewing such resubmissions in 2 or 6 months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the safety of drugs or biologics after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labelling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

Drugs and biologics manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting (such as annual reports and quarterly safety reports for the first 3 years), product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements for any marketed products, as well as new application fees for supplemental applications with clinical data.

In addition, drug and biological product manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labelling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product;

- fines, warning letters or holds on post-approval clinical trials;

- refusal of the FDA to approve pending NDAs or BLAs, or supplements to approved applications, or suspension or revocation;

- product seizure or detention, or refusal to permit the import or export of products; or

- injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs and biological products may be promoted only for the approved indications and in accordance with the provisions of the approved label. All promotional materials must be submitted to FDA prior to the time of their first use. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drug samples at the federal level and sets minimum standards for the registration and regulation of drug sample distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Section 505(b)(2) NDAs

NDAs for most new drug products are based on 2 adequate and well-controlled clinical trials which must contain substantial evidence of the safety and efficacy of the proposed new product. These applications are submitted under Section 505(b)(1) of the FDCA. The FDA is, however, authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA. This type of application allows the applicant to rely, in part, on the FDA's previous findings of safety and efficacy for a similar product, or published literature. Specifically, Section 505(b)(2) applies to an NDA for a drug for which the investigations to show whether the drug is safe and effective and relied upon by the applicant for approval of the application "were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted."

Thus, Section 505(b)(2) authorizes the FDA to approve an NDA based in part on safety and effectiveness data that were not developed by the applicant. Section 505(b)(2) may provide an alternate and potentially more expeditious pathway to FDA approval for new or improved formulations or new uses of previously approved products. If the Section 505(b)(2) applicant can establish that reliance on the FDA's previous approval is scientifically appropriate, the applicant may eliminate the need to conduct certain preclinical studies or clinical trials of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new drug candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

Abbreviated New Drug Applications for Generic Drugs

In 1984, with passage of the Hatch-Waxman Amendments to the FDCA, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. In support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference-listed drug, or RLD.

Specifically, in order for an ANDA to be approved, the FDA generally must find that the generic version is a duplicate to the Reference Listed Drug ("RLD") with respect to the active ingredients, the route of administration, the dosage form, conditions of use and the strength of the drug. The FDA must also determine that the generic drug is "bioequivalent" to the innovator drug. Under the statute, a generic drug is required to be bioequivalent to an RLD.

Upon approval of an ANDA, the FDA indicates whether the generic product is "therapeutically equivalent" to the RLD in its publication Approved Drug Products with Therapeutic Equivalence Evaluations, also referred to as the Orange Book. Clinicians and pharmacists often consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA's designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing clinicians or patient.

Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. For the purposes of this provision, a new chemical entity, or "NCE", is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval.

The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period applies to the condition(s) of use for which the new clinical investigation was conducted and often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication. Three-year exclusivity would be available for a drug product that contains a previously approved active moiety, provided the statutory requirement for a new clinical investigation is satisfied. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product.

Hatch-Waxman Patent Certification and the 30-Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant's product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would.

Specifically, the applicant must certify with respect to each patent that: (1) the required patent information has not been filed, (2) the listed patent has expired, (3) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product's listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) application will not be approved until all the listed patents claiming the referenced product have expired (other than method of use patents involving indications for which the applicant is not seeking approval).

If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or a decision in the infringement case that is favorable to the ANDA applicant.

To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. As a result, approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of an NCE, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

505(b)(2) and NCE Data Exclusivity in U.S.

In the United States, the Hatch-Waxman Act provides a 3-year period of non-patent data exclusivity within the United States to the first applicant to gain approval through a 505(b)(2) application seeking regulatory approval of, for example, a new indication, dosage, or strength of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigation and does not prohibit the FDA from approving an ANDA for drugs containing the original active agent. Under this provision, PS for use in treating presbyopia, mydriasis, or decreased vision under dim (mesopic or low) lighting conditions after keratorefractive surgery may be eligible for 3 years of data exclusivity under the Hatch-Waxman Act.

In the United States, the Hatch-Waxman Act provides period of 5-years of non-patent data exclusivity for a new drug containing a new chemical entity. For the purposes of this provision, a new chemical entity, or "NCE", is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval.

Biosimilars and Reference Product Exclusivity

The Patient Protection and Affordable Care Act, known as the Affordable Care Act, signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 ("BPCIA") which created an abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product. This amendment to the PHSA attempts to minimize duplicative testing. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed "interchangeable" by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law. In addition, recent legislative and regulatory proposals have sought to reduce or altogether eliminate the distinctions between interchangeable products and conventional biosimilar products, making the long-term status of these products unclear.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, an NDA or BLA, or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug or biological product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the Food and Drug Administration Safety and Innovation Act ("FDASIA"), in 2012, sponsors must also submit pediatric trial plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric trial or studies the applicant plans to conduct, including trial objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA's internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional 6 months to the term of any patent or regulatory exclusivity, including orphan exclusivity. This 6-month exclusivity may be granted if an NDA or BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA's request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, the latest statutory or regulatory period of exclusivity or patent covering the product is extended by 6 months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a drug or biological product as an "orphan drug" if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA or BLA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve any other applications for the same product for the same indication for 7 years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

Patent Term Restoration and Extension

A patent claiming a new drug or biological product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to 5 years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA or BLA, plus the time between the submission date of an application and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product's approval date. Only one patent applicable to an approved drug or biological product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs or biologics for which approval is sought can only be extended in connection with one of the approvals. The U.S. Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA. We cannot provide any assurance that any patent term extension with respect to any U.S. patent will be obtained or, if obtained, the duration of such extension, in connection with any of its product candidates.

Review and Approval of Drug Products in the European Union

In order to market any medicinal product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Procedures Governing Approval of Drug Products in the European Union

Pursuant to the Clinical Trials Regulation (EU) No 536/2014, a system for the approval of clinical trials in the European Union has been implemented. Under the applicable system, an applicant must obtain approval from the competent national authority of a European Union member state in which the clinical trial is to be conducted.

Furthermore, the applicant may only start a clinical trial after a competent ethics committee has issued a favorable opinion. Clinical trial application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by the European Clinical Trials Regulation and corresponding national laws of the member states and further detailed in applicable guidance documents.

To obtain marketing approval of a product under European Union regulatory systems, an applicant must submit a marketing authorization application, or MAA, either under a centralized or decentralized, mutual recognition or a national procedure. The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. The centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established at the European Medicines Agency, or EMA, is responsible for conducting the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days.

The decentralized procedure is available to applicants who wish to market a product in various European Union member states where such product has not received marketing approval in any European Union member states before. The decentralized procedure provides for simultaneous approval by one or more other, or concerned, member states of an assessment of an application performed by one-member state designated by the applicant, known as the reference member state. Under this procedure, an applicant submits an application based on identical dossiers and related materials, including a draft summary of product characteristics, and draft labelling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment report and drafts of the related materials within 210 days after receipt of a valid application. Within 90 days of receiving the reference member state's assessment report and related materials, each concerned member state must decide whether to approve the assessment report and related materials.

If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points are subject to a dispute resolution mechanism and may eventually be referred to the European Commission, whose decision is binding on all member states.

Within this framework, manufacturers may seek approval of hybrid medicinal products under Article 10(3) of Directive 2001/83/EC, as amended. Hybrid applications rely, in part, on information and data from a reference product and new data from appropriate pre-clinical tests and clinical trials. Such applications are necessary when the proposed product does not meet the strict definition of a generic medicinal product, or bioavailability studies cannot be used to demonstrate bioequivalence, or there are changes in the active substance(s), therapeutic indications, strength, pharmaceutical form or route of administration of the generic product compared to the reference medicinal product. In such cases the results of tests and trials must be consistent with the data content standards required in the Annex to the Directive 2001/83/EC, as amended by Directive 2003/63/EC.

Hybrid medicinal product applications have automatic access to the centralized procedure when the reference product was authorized for marketing via that procedure. Where the reference product was authorized via the decentralized procedure, a hybrid application may be accepted for consideration under the centralized procedure if the applicant shows that the medicinal product constitutes a significant therapeutic, scientific or technical innovation, or the granting of a community authorization for the medicinal product is in the interest of patients at the community level.

Clinical Trial Approval in the European Union

Requirements for the conduct of clinical trials in the European Union including Good Clinical Practice, or GCP, are set forth in the Clinical Trials Regulation 536/2014, and the GCP Directive 2005/28/EC, as well as in the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (ICH) Guideline for Good

Clinical Practice, which have been adopted by the CHMP. Pursuant to the Clinical Trials Regulation and Directive 2005/28/EC, as amended, a system for the approval of clinical trials in the European Union has been implemented. Under this system, approval must be obtained from the competent national authority of each E.U. member state in which a trial is planned to be conducted. All ongoing clinical trials in the EU are subject to the provisions of the CTR as of January 31, 2025. In addition, on June 18, 2024, new CTIS transparency rules came into effect, requiring scheduled publication of certain key clinical trial information. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier, or IMPD, and further supporting information prescribed by the Clinical Trials Regulation and Directive 2005/28/EC and other applicable guidance documents. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country.

Under the Clinical Trials Regulation, it is also possible to submit a streamlined application procedure via a single entry point, the EU portal and a single set of documents to be prepared and submitted for the application. Other main characteristics of the Clinical Trials Regulation include: as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states; a harmonized procedure for the assessment of applications for clinical trials, which is divided into two parts (Part I is assessed jointly by all member states concerned, and Part II is assessed separately by each member state concerned); strictly defined deadlines for the assessment of clinical trial applications; and the involvement of the ethics committees in the assessment procedure in accordance with the national law of the member state concerned but within the overall timelines defined by the Clinical Trials Regulation.

Periods of Authorization and Renewals

Marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the European Union market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

Data and Market Exclusivity in the European Union

In the European Union, new chemical entities ("NCE") and gene therapy products, qualify for eight years of data exclusivity (also called "regulatory data protection") upon marketing authorization and an additional two years of market exclusivity. This data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator's data to assess a generic (abbreviated) application for eight years, after which generic marketing authorization can be submitted, and the innovator's data may be referenced, but the generic product cannot enter the market for two years. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be an NCE and the sponsor is able to gain the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company can complete a full MAA with a complete database of pharmaceutical test, preclinical tests and clinical trials and obtain marketing approval of its product.

Orphan Drug Designation and Exclusivity

Regulation 141/2000 provides that a drug shall be designated as an orphan drug if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Community when the application is made, or that the product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Community and that without incentives it is unlikely that the marketing of the drug in the European Community would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Community or, if such method exists, the drug will be of significant benefit to those affected by that condition.

Regulation 847/2000 sets out criteria and procedures governing designation of orphan drugs in the European Union. Specifically, an application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity, which can be further extended by two years if pediatric studies have been conducted in accordance with an agreed pediatric investigational plan. This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, for example because the product is sufficiently profitable not to justify market exclusivity. Market exclusivity can be revoked only in very selected cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product, demonstration of "clinically relevant superiority" by a similar medicinal product, or, after a review by the Committee for Orphan Medicinal Products of the EMA, requested by a member state in the fifth year of the marketing exclusivity period (if the designation criteria are believed to no longer apply). Medicinal products designated as orphan drugs pursuant to Regulation 141/2000 shall be eligible for incentives made available by the European Community and by the member states to support research into, and the development and availability of, orphan drugs.

It is noted that a wholesale revision of the EU pharmaceutical legislation is currently underway, which will have a direct impact on the regulatory protections afforded to medicinal products such as data exclusivity, marketing protection, market exclusivity for orphan indications and pediatric extension. On April 26, 2023, the European Commission adopted a proposal for a new Directive and a new Regulation. The legislative proposals provide for reduced periods of regulatory protections across the categories listed above. The text is now being deliberated at the level of the Council of the EU and it is not expected that the law, when adopted, will become applicable until 2026 at the earliest.

Regulatory Requirements after Marketing Authorization

As in the United States, both marketing authorization holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA and the competent authorities of the individual EU Member States both before and after grant of the manufacturing and marketing authorizations. The holder of an EU marketing authorization for a medicinal product must, for example, comply with EU pharmacovigilance legislation and its related regulations and guidelines which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of medicinal products. The manufacturing process for medicinal products in the European Union is also highly regulated and regulators may shut down manufacturing facilities that they believe do not comply with regulations and good manufacturing practice. Manufacturing requires a manufacturing authorization, and the manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, including compliance with EU GMP standards when manufacturing medicinal products and active pharmaceutical ingredients.

In the European Union, the advertising and promotion of approved products are subject to EU Member States' laws governing promotion of medicinal products, interactions with clinicians, misleading and comparative advertising and unfair commercial practices. In addition, other legislation adopted by individual EU Member States may apply to the advertising and promotion of medicinal products. These laws require that promotional materials and advertising in relation to medicinal products comply with the product's Summary of Product Characteristics, or SmPC, as approved by the competent authorities. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion, which is prohibited in the European Union.

Healthcare Reform

The healthcare industry in the United States, including the pharmaceutical sector, is highly regulated and subject to frequent substantial changes. Any significant efforts from the federal or state governments to change how healthcare is provided or funded within the United States could have a material impact on our business. Currently, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act (collectively, the "ACA") is the seminal legislation that has had, and continues to have, substantial impact on the healthcare industry. The ACA was intended to expand access to health insurance coverage for uninsured individuals while containing the overall cost of healthcare services. The ACA has been subject to reform through legislation, Executive Orders, and judicial challenges. For example, the Tax Cuts and Jobs Act of 2017 included a provision that repealed the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate." Further, the Consolidated Appropriations Act of 2020 fully repealed the ACA's mandated "Cadillac" tax on certain high-cost employer-sponsored health coverage and the medical device excise tax on non-exempt medical devices, and eliminated the health insurer tax. The Bipartisan Budget Act of 2018 ("BBA") amended the ACA to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole." Under the Inflation Reduction Act ("IRA"), this coverage gap was eliminated effective January 1, 2025. The IRA also requires pharmaceutical manufacturers to pay 10% of the negotiated price of brands, biologics, and biosimilar products, when Medicare Part D beneficiaries are in the initial coverage phase, and 20% of the negotiated price during the catastrophic phase of Medicare Part D coverage. On June 17, 2021, the United States Supreme Court dismissed a judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the law. In the future, there may be additional challenges and/or amendments to the ACA. It remains to be seen precisely what any new legislation will provide, when or if it will be enacted, and what impact it will have on the availability and cost of healthcare items and services, including drug and biological products. It is unclear how future actions before the Supreme Court, other such litigation, and the healthcare reform measures of the Trump administration will impact the ACA.

Provisions in the ACA impacting our potential drug candidates include:

- A special, non-deductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;

- Expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer's Medicaid rebate liability;

- Expansion of manufacturers' rebate liability under the Medicaid Drug Rebate Program ("MDRP") by (i) increasing the minimum rebate for both branded and generic drugs; (ii) revising the definition of "average manufacturer price," or AMP, which must be reported to the government for purposes of calculating Medicaid drug rebates on outpatient prescription drugs; and (iii) creating a new methodology by which rebates owed by manufacturers under the MDRP are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

- Expansion of the types of entities eligible for the 340B drug discount program;

- Provisions authorizing the creation of a new independent nonprofit organization called the Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

- Establishment of the Center for Medicare and Medicaid Innovation within the Centers of Medicare and Medicaid Services ("CMS") to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

There may be additional legislative changes, including potential repeal and replacement of certain provisions of the ACA. While the timing and scope of any potential future legislation to repeal and replace ACA provisions is highly uncertain in many respects, it is also possible that some of the ACA provisions that generally are not favorable for the research-based pharmaceutical sector could also be repealed along with ACA coverage expansion provisions.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013, and, due to subsequent legislative amendments, will remain in effect through the first eleven months of FY 2032, unless additional Congressional action is taken (with the exception of a temporary suspension, and later a temporary reduction, instituted during the COVID-19 pandemic that expired on July 1, 2022).

In addition, there has been heightened governmental scrutiny in the U.S. of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which temporarily increased premium tax credit assistance for individuals eligible for subsidies under the ACA for 2021 and 2022 and removed the 400% federal poverty level limit that otherwise applies for purposes of eligibility to receive premium tax credits. The IRA extended this increased tax credit assistance and removal of the 400% federal poverty limit through 2025. The enhanced subsidies expired on December 31, 2025, but remain the subject of Congressional debate.

The current presidential administration has also signaled its intent to pursue additional healthcare reform measures, including those aimed at reducing prescription drug prices. For example, President Trump has signed multiple executive orders addressing prescription drug pricing and access, including: on April 15, 2025, outlining several actions the Secretary of the Department of Health and Human Services (''HHS'') must take to optimize healthcare regulations that will provide access to prescription drugs at lower costs; on May 5, 2025, aiming to promote domestic production of critical medicines; and on May 12, 2025, aiming to establish a ''most favored nation'' drug pricing policy that would tie US drug prices to the prices paid for drugs in other countries. Additionally, CMS has taken action to implement the administration's ''most-favored-nation'' pricing policy, including by announcing a new voluntary payment model where drug manufacturers may offer supplemental rebates to participating state Medicaid programs to provide such Medicaid programs with a ''most favored nation'' price for participating manufacturers' products, as well proposing mandatory payment models where, if finalized, manufacturers of certain Medicare Part B and Medicare Part D drugs would be assessed rebates if the prices for such products exceed those paid in economically comparable countries. Further, in February 2026, the administration announced the launch of a government-sponsored direct-to-consumer platform intended to facilitate the sale of certain prescription drugs directly to patients, which may impact traditional distribution channels and pricing dynamics within the pharmaceutical market. It remains to be seen how these drug pricing initiatives will affect the broader pharmaceutical industry.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, several state laws require disclosures to state agencies and/or commercial purchasers with respect to price increases and new product launches that exceed certain pricing thresholds as identified in the relevant statutes. Some of these laws and regulations contain ambiguous requirements that government officials have not yet clarified. Given the lack of clarity in the laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent federal and state laws and regulations. Some states have also established prescription drug affordability boards that are tasked with identifying certain high-cost prescription products that may pose affordability challenges for consumers and payers, conducting cost reviews on such products, and, in some circumstances, imposing upper payment limits on such products.

Policy changes, including potential modification or repeal of all or parts of the ACA or the implementation of new health care legislation, could result in significant changes to the health care system, which may prevent us from being able to generate revenue, attain profitability or commercialize our drugs. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand or lower pricing for our product candidates, or additional pricing pressures. Additionally, federal agency priorities, leadership, policies, rulemaking, communications, spending, and staffing may be significantly impacted by election cycles, including, for example, the current presidential administration's continued commitment to significantly reduce government spending through cuts to federal healthcare programs and reductions in the workforces of key government agencies, such as HHS, FDA, and CMS. Efforts by the current administration to limit federal agency budgets or personnel may lead to slower response times and longer review periods, potentially affecting our ability to continue development of our product candidates or obtain regulatory approval for our product candidates.

The pharmaceutical industry is also subject to regulatory changes as the result of judicial challenges. For example, on June 28, 2024, the U.S. Supreme Court issued an opinion holding that courts reviewing agency action pursuant to the Administrative Procedure Act (''APA'') ''must exercise their independent judgment'' and ''may not defer to an agency interpretation of the law simply because a statute is ambiguous.'' The decision could have a significant impact on how lower courts evaluate challenges to agency interpretations of law, including those by CMS and other agencies with significant oversight of the healthcare industry. The new framework is likely to increase both the frequency of such challenges and their odds of success by eliminating one way in which the government previously prevailed in such cases. As a result, significant regulatory policies may be subject to increased litigation and judicial scrutiny. Any resulting changes in regulation may result in unexpected delays, increased costs, or other negative impacts that are difficult to predict but could have a material adverse effect on our business and financial condition. For example, certain of these changes could impose additional limitations on the rates we will be able to charge for our future products or the amounts of reimbursement available for our future products from governmental agencies or third-party payors.

Healthcare Frauds & Abuse and Compliance Laws and Regulations

There are other healthcare-related fraud and abuse and compliance laws and regulations that extensively govern how pharmaceutical companies, like Opus, are operated and regulate activities related to pharmaceutical products. These laws and regulations may require administrative guidance to implement. Failure to comply could subject the Company to legal and/or administrative actions, which may include substantial fines and/or penalties; orders to stop non-compliant activities; criminal charges; warning letters; product recalls or seizures; delays in product approvals; exclusion from participation in government reimbursement programs or contracts as well as limitations on conducting business in applicable jurisdictions.

Applicable federal and state healthcare laws and regulations include:

- The federal Anti-Kickback Statute ("AKS"), which is a criminal law that prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare or Medicaid. The AKS has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, pharmacies, purchasers, and formulary managers on the other, including, for example, consulting/speaking arrangements, discount and rebate offers, grants, charitable contributions, and patient support offerings, among others. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Further, courts have found that the AKS has been violated if any "one purpose" of an arrangement involving remuneration is to induce referrals of federal healthcare program business. Violations of the AKS can result in significant civil monetary penalties and criminal fines, per each violation, additional civil penalties and treble damages under the federal Civil False Claims Act ("FCA"), as described in detail further below, as well as imprisonment and mandatory exclusion from participation in government health care programs, meaning that federal healthcare programs would no longer reimburse (directly or indirectly) for products or services furnished by the excluded entity or individuals. Although there are a number of statutory exceptions and regulatory safe harbors to the AKS that protect certain common industry activities from prosecution, these exceptions and safe harbors are narrowly drawn. Arrangements that do not fully satisfy all elements of an available exception or safe harbor are evaluated based on the specific facts and circumstances and are typically subject to increased scrutiny;

- The FCA, which may be enforced through civil whistleblower or qui tam actions and imposes significant civil penalties, treble damages and potential exclusion from government health care programs against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or for making a false record or statement material to an obligation to pay the federal government or for knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government. Further, a violation of the AKS can serve as a basis for liability under the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to "cause" the submission of false or fraudulent claims. Pharmaceutical manufacturers have been investigated and/or subject to government enforcement actions asserting liability under the FCA for a variety of alleged activities, including alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. Violations of the FCA may result in significant civil fines and penalties for each false claim. For conduct occurring after November 2, 2015 but for which penalties are assessed after July 2, 2025, civil penalties currently range from $14,308 - $28,619 per false claim or statement in addition to treble damages, and potential exclusion from participation in federal healthcare programs. There is also the federal Criminal False Claims Act, which is similar to the FCA and imposes criminal liability on those that make or present a false, fictitious or fraudulent claim to the federal government;

- The federal Civil Monetary Penalties Law, which authorizes the imposition of substantial civil monetary penalties against an entity that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal health care programs to provide items or services reimbursable by a federal health care program; (3) violations of the AKS; and (4) failing to report and return a known overpayment;

- The federal Physician Payments Sunshine Act ("Sunshine Act"), implemented as the Open Payments Program, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program, among others, to track and report annually to CMS, within HHS, information related to payments and other "transfers of value" made by that entity to US-licensed physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, certified nurse midwives, and teaching hospitals. The Sunshine Act also requires certain manufacturers, among others, to track and report ownership and investment interests held by U.S.-licensed physicians and their immediate family members. Failure to timely, accurately, and completely submit the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties;

- The federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA") which created additional federal criminal statutes that impose criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, or to obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program; knowingly and willfully embezzling or stealing from a healthcare benefit program; willfully preventing, obstructing, misleading, or delaying a criminal investigation of a healthcare offense; and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items, or services. Similar to the federal AKS, a person or entity need not have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, which mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common health care transactions as well as standards relating to the privacy and security of individually identifiable health information. These standards require the adoption of administrative, physical and technical safeguards to protect such information. In addition, many states have enacted comparable laws addressing the privacy and security of health information, some of which are more stringent than HIPAA. Failure to comply with these laws can result in the imposition of significant civil and criminal penalties;

- Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and may be broader in scope than their federal equivalents; and

- State laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; require the reporting of certain pricing information, including information pertaining to and justifying price increases; prohibit prescription drug price gouging; or impose payment caps on certain pharmaceutical products deemed by the state to be "high cost" in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures.

Additionally, we expect certain of our products, if and when approved, may be eligible for coverage under Medicare, the federal health care program that provides health care benefits to the aged and disabled. Specifically, we expect our products would be primarily reimbursed under Medicare Part D, which provides an outpatient prescription drug benefit for Medicare beneficiaries. Medicare Part D is implemented through private insurance plans under contractual arrangements between the plans and the federal government. Similar to pharmaceutical coverage through private health insurance, Part D plans develop formularies, impose utilization controls (such as prior authorization, step therapy, and quantity limits), and negotiate discounts from drug manufacturers. Because of this, the list of prescription drugs covered by Part D plans varies by plan. However, with limited exceptions, individual plans are required by statute to cover certain therapeutic categories and classes of drugs or biologics and to have at least two drugs in each unique therapeutic category or class. Our products may also be covered and reimbursed under other government programs, including those discussed below.

We expect that we (and/or any of our commercialization partners) would be required to participate in the MDRP in order for federal payment to be available for our products under Medicaid. Medicaid is a government health insurance program for eligible low-income adults, children, families, pregnant women, and people with certain disabilities and it is jointly funded by the federal and state governments. The MDRP requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the HHS as a condition for states to receive federal matching funds for the manufacturer's outpatient drugs furnished to Medicaid patients. Under the MDRP, manufacturers must pay a rebate to each state Medicaid program for quantities of products utilized on an outpatient basis (with some exceptions) that are dispensed to Medicaid beneficiaries and paid for by a state Medicaid program. MDRP rebates are calculated using a statutory formula, state-reported utilization data, and pricing data that are calculated and reported by manufacturers on a monthly and quarterly basis to CMS. These data include the AMP and, in the case of single source and innovator multiple source products, the best price for each drug.

Under federal law, we further expect to be required to participate in the 340B drug pricing program, which 340B drug pricing program requires participating manufacturers to agree to charge statutorily-defined covered entities no more than the 340B "ceiling price" for the manufacturer's covered outpatient drugs. These 340B covered entities include health care organizations that have certain federal designations or receive funding from specific federal programs, including Federally Qualified Health Centers, Ryan White HIV/AIDS Program grantees, and certain types of hospitals and specialized clinics, as well as certain hospitals that serve a disproportionate share of low-income patients. The ACA expanded the 340B program to also include certain children's hospitals, certain free-standing cancer hospitals, critical access hospitals, certain rural referral centers and certain sole community hospitals, each as defined by ACA. The 340B ceiling price is calculated using a statutory formula, which is based on the AMP and rebate amount for the covered outpatient drug as calculated under the MDRP, and in general, products subject to the MDRP are also subject to the 340B ceiling price calculation and discount requirement. Any changes to the definition of Medicaid AMP and the Medicaid rebate amount also could affect our 340B ceiling price calculation for our products and could negatively impact our results of operations. In addition, after multiple delays, the final rule implementing civil monetary penalties against manufacturers for instances of overcharging 340B covered entities became effective on January 1, 2019. Accordingly, if we have an approved product, we could be subject to such penalties if the government were to find that we knowingly and intentionally overcharged a 340B covered entity.

Additionally, for a company to be eligible to have its products paid for with federal funds under the MDRP and Medicare Part B programs, as well as to be purchased by certain federal agencies and grantees, it also must participate in the Department of Veterans Affairs ("VA") Federal Supply Schedule ("FSS") pricing program. To participate, manufacturers are required to enter into an FSS contract and other agreements with the VA for any products which may qualify as "covered drugs." Under these agreements, manufacturers must make such products available to the "Big Four" federal agencies-the VA, the Department of Defense ("DoD"), the Public Health Service (including the Indian Health Service), and the Coast Guard-at pricing that is capped pursuant to a statutory federal ceiling price ("FCP"), formula set forth in Section 603 of the Veterans Health Care Act of 1992 ("VHCA"). The FCP is based on a weighted average non-federal average manufacturer price ("Non-FAMP"), which manufacturers are required to report on a quarterly and annual basis to the VA.

Any failure to comply with price reporting and rebate payment obligations under federal healthcare programs could negatively impact our financial results. Civil monetary penalties can be applied if we are found to have knowingly submitted any false price information to the government, if we are found to have made a misrepresentation in the reporting of our average sales price, or if we fail to submit the required price data on a timely basis. Such conduct also could provide a basis for other potential liability under other federal laws such as the False Claims Act.

Healthcare Reimbursement

In the U.S. and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients and healthcare providers are unlikely to use our products unless third-party payor coverage is provided and reimbursement by such payor is adequate to cover a significant portion of the cost of our products. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other comparable government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the U.S. such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Nonetheless, product candidates may not be considered medically necessary or cost-effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition. Additionally, a third-party payor's decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor's determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party coverage and reimbursement may not be available to enable us to maintain price levels sufficient to cover our costs, including research, development, manufacture, sale and distribution.

The containment of healthcare costs also has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. This has resulted in congressional inquiries as well as other proposed and enacted legislation designed to (i) bring more transparency to product pricing, (ii) limit coverage and reimbursement for drugs and other medical products, and (iii) reform government health program reimbursement within the healthcare system as a whole.

For example, on March 11, 2021, former President Biden signed the American Rescue Plan Act of 2021 into law, which included among its provisions a sunset of the provision in the ACA that capped pharmaceutical manufacturers' rebate liability under the MDRP. Under the ACA, manufacturers' rebate liability was previously capped at 100% of the AMP for a covered outpatient drug. As of January 1, 2024, manufacturers' MDRP rebate liability is no longer capped, potentially resulting in a manufacturer paying more in MDRP rebates than it receives on the sale of certain covered outpatient drugs. Further, on August 16, 2022, former President Biden signed the IRA into law. The IRA includes several provisions that may potentially impact our business, including provisions that (i) create a $2,000 cap (adjusted annually for inflation) on out-of-pocket expenses for Medicare Part D beneficiaries beginning in 2025, (ii) impose new manufacturer discount obligations for all drugs in Medicare Part D, (iii) allow the U.S. government establish a "maximum fair price" for a fixed number of pharmaceutical and biological products covered under Medicare Parts B and D following a price negotiation process with CMS; (iv) require companies to pay rebates to Medicare for drug prices that increase faster than inflation. CMS has taken steps to implement the IRA, including: negotiating and publishing "maximum fair prices" for drugs selected under the IRA's price negotiation framework and releasing quarterly lists of Medicare Part B products and annual lists of Medicare Part D products that are subject to adjusted coinsurance rates based on the inflationary rebate provisions of the IRA. It remains to be seen how these drug pricing initiatives will affect the broader pharmaceutical industry, as several pharmaceutical manufacturers and other industry stakeholders have challenged the law, including through lawsuits brought against HHS, the Secretary of HHS, CMS, and the CMS Administrator challenging the constitutionality and administrative implementation of the IRA's drug price negotiation provisions. Additionally, when originally enacted, the IRA explicitly excluded from price negotiation orphan drugs designated for only one rare disease or condition and for which the only active approved indication is for such disease or condition. However, the One Big Beautiful Bill Act ("OBBBA") signed into law on July 4, 2025 amended the applicable statute to broaden the orphan drug exclusion such that products with more than one orphan designation and more than one approved indication will remain exempt from price negotiation, so long as each approved indication is for a rare disease or condition. The OBBBA also postpones the start of price negotiation requirements for drugs and biologics with orphan designations until the product receives approval for a non-orphan indication.

Moreover, administrative actions continue to shape government pricing programs. For example, in September 2024, CMS published a final rule that included significant revisions to certain MDRP provisions, including, but not limited to: (i) new definitions for key terms under the MDRP, such as "covered outpatient drug" and "market date"; (ii) revised processes for identifying drug misclassifications, as well as additional penalties that can be imposed against manufacturers in connection with such misclassifications; and (iii) a new 12-quarter time limit for manufacturers to initiate disputes, hearing requests, and audits for state-invoiced rebate amounts. In addition, there are pending legal and legislative developments relating to the 340B drug pricing program, including ongoing litigation challenging federal enforcement actions against manufacturers and recently introduced and enacted state legislation. In March 2024, the US Court of Appeals for the Eighth Circuit upheld the Arkansas law prohibiting drug makers for restricting 340B drug discounts for providers using contract pharmacies. The current administration has also considered several changes to the 340B program, including a proposal in the President's 2026 budget to shift oversight of the 340B program from the Health Resources and Services Administration ("HRSA") to CMS. Additionally, on July 31, 2025, HRSA announced that it will implement a 340B Rebate Model Pilot Program that will be open to a selected group of drugs and manufacturers. Although the Pilot was intended to become effective January 1, 2026, implementation was paused due to ongoing litigation; however, industry stakeholders anticipate that HRSA will implement a revised pilot program this year.

Moreover, individual states in the United States have become increasingly active in passing laws and implementing regulations designed to control pharmaceutical product pricing, including reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing. It is likely that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for a pharmaceutical manufacturer's products or additional pricing pressure.

Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. It is difficult to predict how Medicare coverage and reimbursement policies will be applied to products for which the company receives marketing approval in the future and coverage and reimbursement under different federal healthcare programs is not always consistent. Further, private payors often follow the coverage and reimbursement policies established under Medicare. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our products for which we receive marketing approval.

Outside of the US, in the EU and the UK, the price of prescription only medicines is subject to governmental control, determined on a national level. Pricing negotiations with national payors can last up to years following the grant of a marketing authorization and are subject to proving clinical effectiveness, cost effectiveness and an appropriate budget impact. In some jurisdictions, such as the UK and Germany, a further positive recommendation from health technology on cost-effectiveness is required for the products to be actually prescribed and reimbursed by the respective national health systems.

As of January 12, 2025, the new EU Health Technology Regulation No 2021/2282 has become applicable in respect of new advanced therapy medicinal products (which include gene therapy products) and oncology medicines. The Regulation imposes a new procedure, a joint clinical assessment at a centralized level, as a mandatory step for the assessment of the pricing and reimbursement of medicinal products by national authorities. It requires companies applying for products in scope to make relevant submissions for the joint clinical assessment, in line with a number of prespecified criteria. By 2030, it will apply to all medicinal products.

Human Capital Resources

As of December 31, 2025, we had 27 full-time employees, and 1 part-time employee, with the following assignments: ten engaged in clinical research, development, and regulatory activities, one of whom holds a Ph.D. degree, four engaged in research and development activities, all four of whom hold a Ph.D. degree, and fourteen engaged in finance, business development, human resources, and administrative support. We plan to continue to utilize expert consultants and contract organizations to support execution of the day-to-day operations. None of our employees are represented by labor unions or covered by collective bargaining agreements.

We believe that we maintain good relations with our employees. We have expanded efforts to prioritize employee engagement by conducting employee surveys and offering increased professional development opportunities and education assistance benefits.

Available Information

Our Internet address is https://opusgtx.com. We make available free of charge through our investor relations website, ir.opusgtx.com/sec-filings, copies of our Annual Reports on Form 10 K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to the foregoing reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. The information contained on our website is not included as a part of, or incorporated by reference into, this Report.

ITEM 1A. RISK FACTORS

An investment in our securities has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and in our other filings with the Securities and Exchange Commission. Any of the risks and uncertainties set forth herein could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price or value of our securities. Additional risks not currently known to us or which we consider immaterial based on information currently available to us may also materially adversely affect us. As a result, you could lose all or part of your investment.

Risks Related to the Development of Our Gene Therapy Products and Other Product Candidates

Our gene therapy product candidates are based on a novel technology, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval.

We have focused our business on the development of gene therapy programs for the treatment of IRDs and plan to continue to expand our gene therapy portfolio. Our future success depends on our successful development of viable gene therapy products. There can be no assurance that we will not experience problems or delays in developing new products and that such problems or delays will not cause unanticipated costs, or that any such development problems can be solved. We may be unable to reduce development timelines and costs for our other gene therapy development programs. We also may experience unanticipated problems or delays in expanding our manufacturing capacity, which may prevent us from completing our clinical trials, meeting the obligations of our collaborations or successfully.

In addition, the clinical trial requirements of the FDA and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of such product candidates. The regulatory approval process for novel product candidates such as our products, including OPGx-BEST1 and OPGx-LCA5, can be more expensive and take longer than for other, better known or more extensively studied product candidates. Even if we are successful in developing additional product candidates, it is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for these product candidates, or how long it will take to commercialize any other products for which we receive marketing approval.

Regulatory bodies and any new guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory and advisory groups and comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of certain of our product candidates. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue, and our business, financial condition, results of operations and prospects would be materially and adversely affected.

Our gene therapy approach utilizes vectors derived from viruses, which may be perceived as unsafe or may result in unforeseen adverse events. Negative public opinion and increased regulatory scrutiny of gene therapy may damage public perception of the safety of our product and product candidates and adversely affect our ability to conduct our business or obtain regulatory approvals for our product candidates.

Gene therapy remains a novel technology with few approved to date in the United States and EU. Public perception may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. In particular, our success will depend upon physicians who specialize in the treatment of genetic diseases targeted by our product candidates, if approved, prescribing treatments that involve the use of our product candidates, if approved, in lieu of, or in addition to, existing treatments with which they are familiar and for which greater clinical data may be available. More restrictive government regulations or negative public opinion would have an adverse effect on our business, financial condition, results of operations and prospects and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop. For example, earlier gene therapy trials led to several well-publicized adverse events, including cases of leukemia and death seen in other trials using other vectors. Serious adverse events in our clinical trials, or other clinical trials involving gene therapy products or our competitors' products, even if not ultimately attributable to the relevant product candidates, and the resulting publicity, could result in increased government regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our product candidates, stricter labeling requirements for those product candidates that are approved, and a decrease in demand for any products for which we obtain marketing approval.

Gene therapies are novel, complex and difficult to manufacture. We could experience production problems in our network of external facilities that result in delays in our development or commercialization programs or otherwise adversely affect our business.

Our gene therapy product and product candidates require processing steps that are more complex than those required for most chemical pharmaceuticals. Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic such as ours generally cannot be fully characterized. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner. Accordingly, we employ multiple steps to control our manufacturing process to assure that the product or product candidate is made strictly and consistently in compliance with the process. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory. We may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA, EU or other applicable standards or specifications with consistent and acceptable production yields and costs.

In addition, the FDA, the EMA and other foreign regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA or other foreign regulatory authorities may require that we not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. We have experienced lot failures in the past and there is no assurance we will not experience such failures in the future. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects. We also may encounter problems hiring and retaining the experienced specialist scientific, quality control and manufacturing personnel needed to operate our manufacturing process, which could result in delays in our production or difficulties in maintaining compliance with applicable regulatory requirements.

Because we are developing product candidates for the treatment of IRDs in which there is less clinical experience for gene therapy products as compared to other diseases and, in some programs, using new endpoints or techniques, there is increased risk that certain regulatory authorities may not consider the endpoints of our clinical trials to provide clinically meaningful results.

There are no pharmacologic therapies approved to treat IRDs caused by LCA5-associated gene mutations in the United States or EU. In addition, there has been limited clinical trial experience for the development of pharmaceuticals to treat IRDs. Certain aspects of IRDs render efficacy endpoints historically used for vision clinical trials less applicable as clinical endpoints, which may require the use of novel clinical endpoints. As a result, the design and conduct of clinical trials for these disorders is subject to increased risk. In addition, the treatment of certain IRDs, such as BEST1 mutations, may require assessment of clinical endpoints that reflect a stabilization, as opposed to an improvement, of functional vision. Assessing these endpoints may require longer periods of observation and may delay the completion of any trials we may undertake.

Our gene therapy product candidates and the process for administering our gene therapy product candidates may cause undesirable and unforeseen side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial potential or result in significant negative consequences following any potential marketing approval.

There have been several significant adverse side effects in gene therapy treatments in the past, including reported cases of leukemia and death seen in other trials using other vectors. While new recombinant vectors have been developed to reduce these side effects, gene therapy is still a relatively new approach to disease treatment and additional adverse side effects could develop. There also is the potential risk of delayed adverse events following exposure to gene therapy products due to persistent biologic activity of the genetic material or other components of products used to carry the genetic material.

Possible adverse side effects that could occur with treatment with gene therapy products include an immunologic reaction early after administration which, while not necessarily adverse to the patient's health, could substantially limit the effectiveness of the treatment. In previous clinical trials involving AAV vectors for gene therapy, some subjects experienced the development of a T-cell response, whereby after the vector is within the target cell, the cellular immune response system triggers the removal of transduced cells by activated T-cells. If our vectors demonstrate a similar effect, which we are unable to mitigate with immuno-suppressive regimens, we may decide or be required to halt or delay further clinical development of our product candidates and our commercial efforts could be materially and adversely affected.

In addition to any potential side effects caused by the product candidate, the administration process or related procedures also can cause adverse side effects. If any such adverse events occur, our marketing authorization or clinical trials could be suspended or terminated.

In addition, the FDA could impose a Risk Evaluation and Mitigation Strategy ("REMS"), and other non-US regulatory authorities could impose other specific obligations as a condition of approval to ensure that the benefits of our product candidates outweigh their risks, which could delay approval or commercial acceptance of our product candidates. A REMS may include, among other things, a communication plan to health care practitioners or patients, and elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. Similar risk management programs could be imposed by equivalent authorities in foreign jurisdictions, including by the European Commission. Furthermore, if we or others later identify undesirable side effects caused by our product candidate, several potentially significant negative consequences could result, including:

- regulatory authorities may suspend or withdraw approvals of such product candidate;

- regulatory authorities may require additional warnings or limitations of use in product labeling;

- we may be required to change the way a product candidate is administered or conduct additional clinical trials

- we could be sued and held liable for harm caused by our products to patients; and

- our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of any products for which we receive marketing approval and could significantly harm our business, financial condition, results of operations, and prospects.

A Regenerative Medicine Advanced Therapy designation by the FDA may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that such future product candidate will receive marketing approval.

We have obtained Regenerative Medicine Advanced Therapy ("RMAT") designation in May 2025 for OPGx-LCA5 to treat LCA5, and we may seek additional RMAT designations for our future product candidates. RMAT designation provides potential benefits that include more frequent meetings with the FDA to discuss the development plan for the product candidate, and eligibility for rolling review and priority review of BLAs. Product candidates granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or through reliance upon data obtained from a meaningful number of sites, including through expansion to a sufficient number of sites, as appropriate. RMAT-designated product candidates that receive accelerated approval may, as appropriate, be able to fulfill their post-approval requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real-world evidence (such as electronic health records); through the collection of larger confirmatory data sets; or via post-approval monitoring of all patients treated with such therapy prior to approval of the therapy.

RMAT designation is within the sole discretion of the FDA. Accordingly, even if we believe one of our future product candidates meets the criteria for RMAT designation, the FDA may disagree and instead determine not to make such designation. RMAT designation does not change the standards for product approval, and there is no assurance that such designation or eligibility for such designation will result in expedited review or approval or that the approved indication will not be narrower than the indication covered by the RMAT designation. Additionally, RMAT designation can be revoked if the product candidate fails to meet the qualifications as clinical data continues to emerge.

Orphan Drug Designation and Rare Pediatric Disease Designation, among other designations by the FDA, may not lead to a faster development, regulatory review or approval process and it does not increase the likelihood that any of our gene therapy product candidates will receive marketing approval in the United States. The potential award of a Priority Review Voucher may not result in a financial benefit to us.

We received Orphan Drug Designation in September 2024 and Rare Pediatric Disease Designation in August 2024 for OPGx-LCA5 to treat LCA5. OPGx-BEST1 is potentially eligible for multiple regulatory designations, which we expect to file for in 2026. We may, in the future, apply for regulatory designations for our other gene therapy product candidates in the United States.

Orphan drug status provides incentives that include specialized guidance to help expedite development, exemption from user fees, and potential for seven years of market exclusivity following approval. Qualification to maintain orphan drug status is generally monitored by the regulatory authorities during the orphan drug exclusivity period, currently seven years from the date of approval in the United States. It is possible that another company also holding orphan drug designation for the same product candidate will receive marketing approval for the same indication before we do. If that were to happen, our applications for that indication may not be approved until the competing company's period of exclusivity expires. Even if we are the first to obtain marketing authorization for an orphan drug indication, there are circumstances under which a competing product may be approved for the same indication during the seven-year period of marketing exclusivity, such as if the later product is shown to be clinically superior to the orphan product, or if the later product is deemed a different product than ours. Further, the seven-year marketing exclusivity would not prevent competitors from obtaining approval of the same product candidate as ours for indications other than those in which we have been granted orphan drug designation, or for the use of other types of products in the same indications as our orphan products.

It is also possible that current or future litigation or action by Congress could change the scope of available orphan exclusivity. Any changes to the orphan drug provisions could change our opportunities for, or likelihood of success in obtaining, orphan drug exclusivity and could materially adversely affect our business, financial condition, results of operations, cash flows and prospects.

Under the Food and Drug Administration Safety and Innovation Act (FDASIA) of 2012 the FDA is authorized to award a priority review voucher ("PRV") to a drug sponsor upon approval of that sponsor's drug to treat a rare pediatric disease. A drug sponsor can later redeem the voucher when submitting another new drug application to treat any disease or condition in adults or children, or it may sell or transfer the voucher to another sponsor. A voucher entitles a sponsor to a 6-month priority review by the FDA rather than the 10-month standard review. In some instances, recipients of PRVs have transferred them to other drug developers in exchange for substantial financial consideration. Even if OPGx-LCA5 is approved, it is not certain that we will be awarded a PRV as it may no longer meet the conditions for such an award at that time. In addition, even if we receive a PRV, there can be no assurance that we will be able to apply it to review of one of our other drug candidates or to transfer it for substantial financial consideration, if at all. The FDA may also revoke any priority review voucher if the rare pediatric disease drug for which the voucher was awarded is not marketed in the U.S. within one year following the date of approval.

The FDA may determine that an NDA or BLA for one or more of our product candidates does not meet the eligibility criteria for a priority review voucher upon approval. Moreover, due to the current statutory authority for the RPD and voucher program, the FDA may not award the voucher to sponsors of marketing applications unless either (i) the drug has received rare pediatric disease designation as of December 20, 2024, and is then approved by the FDA no later than September 30, 2026; or (ii) Congress reauthorizes the program. If Congress does not enact legislation reauthorizing the program, additional indications will not be eligible for an RPD designation or priority review voucher. Even if legislation is enacted that extends the date by which approval of the rare pediatric disease-designated drug must obtain approval to receive a priority review voucher, we may not obtain approval by that date, and even if we do, we may not obtain a priority review voucher.

If we request orphan drug designation or rare pediatric disease designation for our other current or future product candidates, there can be no assurances that the FDA will grant any of our product candidates such designation. Accordingly, even if we believe one of our product candidates meets the criteria for designations, the FDA may disagree. In any event, the receipt of a designation, or the redemption of a PRV for a product candidate, may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA, nor does it limit the ability of the FDA to grant orphan drug designation to product candidates of other companies that treat the same indications as our product candidates prior to our product candidates receiving exclusive marketing approval. Further, there may be changes to the regulatory scheme surrounding these designations, which render them obsolete.

We may encounter substantial delays in our planned clinical trials, or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive, time-consuming and uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely commencement and completion of preclinical and clinical development include:

- delays in reaching a consensus with regulatory authorities on trial design;

- delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;

- delays in opening clinical trial sites or obtaining required institutional review board or independent Ethics Committee approval at each clinical trial site;

- delays in recruiting and enrolling suitable subjects to participate in our clinical trials, due to factors such as the size of the trial or subject population, process for identifying subjects, design or expansion of protocols, eligibility and exclusive criteria, perceived risks and benefits of the relevant product candidate or gene therapy generally, availability of competing therapies and trials, severity of the disease under investigation, need and length of time required to discontinue other potential therapies, availability of genetic testing, availability and proximity of trial sites for prospective subjects, ability to obtain subject consent and referral practices of physicians;

- imposition of a clinical hold by regulatory authorities, including as a result of a serious adverse event or after an inspection of our clinical trial operations or trial sites;

- failure by us, any CROs we engage or any other third parties to adhere to clinical trial requirements;

- failure to perform in accordance with GCP, or applicable regulatory guidelines in the European Union and other countries;

- delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites, including delays by third parties with whom we have contracted to perform;

- delays in having subjects complete participation in a trial or return for post-treatment follow-up;

- clinical trial sites or subjects dropping out of a trial;

- selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

- occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

- occurrence of serious adverse events in trials of the same class of agents conducted by other sponsors; or

- changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

Any inability to successfully complete research studies and preclinical and clinical development could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates, if approved, or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates, if approved, and may harm our business, financial condition, results of operations and prospects.

We may be negatively impacted if the results of our planned clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with our product candidates.

If the results of our planned clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with our product candidates, we may:

- be delayed in obtaining marketing approval for our product candidates, if at all;

- obtain approval for indications or patient populations that are not as broad as intended or desired;

- obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

- be subject to changes in the way the product is administered;

- be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing or other requirements;

- have regulatory authorities withdraw, vary or suspend their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation;

- be subject to the addition of labeling statements, such as warnings or contraindications;

- be sued; or

- experience damage to our reputation.

The results of previous clinical trials may not be predictive of future results, and the results of our current and planned clinical trials may not satisfy the requirements of the FDA.

The results from the prior nonclinical studies and clinical trials for our product candidates may not necessarily be predictive of the results of future nonclinical studies or clinical trials. Even if we are able to complete our planned clinical trials of our product candidates according to our current development timeline, the results from our prior clinical trials of our product candidates may not be replicated in these future trials. Many companies in the pharmaceutical and biotechnology industries (including those with greater resources and experience than us) have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, nonclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, nonclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in nonclinical studies and clinical trials nonetheless have failed to obtain FDA approval. If we fail to produce adequate results reflecting adequate efficacy and safety in our clinical trials of any of our product candidates, the development timelines, regulatory approvals, and commercialization prospects for our product candidates, as well as the Company's business and financial prospects, would be adversely affected. Further, our product candidates may not be approved even if they achieve their respective primary endpoints in additional Phase 3 registration trials. The FDA may disagree with our trial designs or our interpretation of data from nonclinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a clinical registration trial that has the potential to result in approval by the FDA or another regulatory authority. For instance, although we have reached an SPA agreement with the FDA for a Phase 3 study for PS for decreased vision under dim (mesopic or low) light conditions after keratorefractive surgery, the FDA may ultimately require additional studies for approval.

The FDA's SPA process is designed to facilitate the FDA's review and approval of drugs and biologics by allowing the FDA to evaluate the proposed design and size of certain clinical or animal studies, including clinical trials that are intended to form the primary basis for determining a product candidate's efficacy. Although the FDA may agree to an SPA, an SPA agreement does not guarantee approval of a product. Even if the FDA agrees to the design, execution, and analysis proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement in certain circumstances like if public health concerns emerge that were unrecognized at the time of the SPA agreement.

In addition, even after an SPA agreement is finalized, the SPA agreement may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol. Generally, such modification is intended to improve the study. However, if the FDA revokes or alters its agreement under the SPA, or interprets the data collected from the clinical trial differently than we do, the FDA may not deem the data sufficient to support an application for regulatory approval.

Furthermore, regulatory authorities may also approve our product candidates for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical trials. Before obtaining regulatory approvals for the commercial sale of any product candidate for any target indication, we must demonstrate with substantial evidence gathered in nonclinical studies and adequate and well-controlled clinical studies, and, with respect to approval in the United States, to the satisfaction of the FDA, that the product candidate is safe and effective for use for that target indication. We cannot assure you that the FDA or non-U.S. regulatory authorities would consider our planned clinical trials to be sufficient to serve as the basis for approval of our product candidates for any indication. The FDA and non-U.S. regulatory authorities retain broad discretion in evaluating the results of our clinical trials and in determining whether the results demonstrate that our product candidates are safe and effective. If we are required to conduct clinical trials of our product candidates in addition to those we have planned prior to approval, we may need substantial additional funds, and cannot assure you that the results of any such outcomes trial or other clinical trials will be sufficient for approval. Furthermore, if our current and planned nonclinical and clinical trials do not satisfy the requirements of the FDA or non-U.S. regulatory authorities, our business may be materially harmed.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our ability to conduct and complete those clinical trials, and our ability to seek and receive necessary regulatory approvals, could be delayed or prevented.

We or our future collaborators may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or analogous regulatory authorities outside the United States. Patient enrollment can be affected by many factors, including:

- perceived risks and benefits of gene therapy-based approaches or our product candidate under study;

- availability of genetic testing for potential subjects;

- availability and efficacy of medications already approved for the disease under investigation;

- eligibility criteria and visit schedule for the trial in question;

- competition for eligible patients with other companies conducting clinical trials for product candidates seeking to treat the same indication or patient population;

- our payments for conducting clinical trials;

- perceived risks and benefits of the product candidate under study;

- efforts to facilitate timely enrollment in clinical trials;

- patient referral practices of physicians;

- the ability to monitor patients adequately during and after treatment; and

- proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of patients for our clinical trials or retain sufficient enrollment through the completion of our trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates and cause our stock price to decline.

Changes in regulatory requirements or FDA guidance, or unanticipated events during our clinical trials, may result in changes to clinical trial protocols or additional clinical trial requirements, which could result in increased costs to us or delays in development timelines.

Changes in regulatory requirements or FDA guidance, or unanticipated events during our clinical trials, may require us to amend clinical trial protocols or the FDA may impose additional clinical trial requirements. Amendments to our clinical trial protocols would require resubmission to the FDA and IRBs for review and approval, and may adversely impact the cost, timing or successful completion of a clinical trial. If we experience delays completing, or if we terminate, any trials, or if we are required to conduct additional clinical trials, the commercial prospects for our product candidates may be harmed and our ability to generate product revenues may be delayed.

We may expend a substantial amount of our resources to pursue a particular indication and fail to capitalize on indications that may be more profitable or for which there is a greater likelihood of success.

We are currently internally focusing on developing gene therapy development programs. As a result, we may forego or delay pursuit of opportunities for other indications from our non-gene therapy portfolio or with other potential product candidates that later prove to have greater clinical success or commercial potential. Due to changes or failure to accurately predict the size of the addressable market, among other reasons, our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs for specific indications or future product candidates may not yield any commercially viable product. If we do not accurately evaluate the commercial potential or target market for our product candidates, we may not gain approval or achieve market acceptance of that candidate, and our business and financial results will be harmed.

Risks Related to the Commercialization of RYZUMVI® and Product Candidates which Obtain Marketing Approval

We depend heavily on the success of our product pipeline. If we fail to find strategic partners or we (including our strategic partner) fail to adequately commercialize our pipeline products, our business will be materially harmed.

Our business depends largely on the successful clinical development, regulatory approval and commercialization of gene therapies and Phentolamine Ophthalmic Solution 0.75% Eye Drops "PS". Viatris is our strategic partner for the commercialization of FDA-approved RYZUMVI® and for the further development and commercialization, if FDA-approved, of PS. We (or any future our strategic partners) plan to invest a significant portion of our efforts and financial resources in the development of our products. Further, we have already spent significant efforts in developing our pipeline of products. Our ability to generate product revenues depends heavily on obtaining marketing approval for and commercializing our gene therapy products and PS for additional indications.

The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of a drug product are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, where regulations may differ. We are not permitted to market our product candidates in the United States until we receive approval of an NDA/BLA from the FDA or in any foreign countries until we receive the requisite approval from such countries. Before obtaining regulatory approval for the commercial sale of our product candidates for a particular indication, we must demonstrate through nonclinical testing and clinical trials that the applicable product candidate is safe and effective for use in that target indication. This process can take many years and may be followed by post-marketing studies and surveillance together which will require the expenditure of substantial resources beyond the proceeds raised in our equity and debt financings to date. Of the large number of drugs in development in the United States, only a small percentage of drugs successfully complete the FDA regulatory approval process and are commercialized. Accordingly, even if we are able to complete development and FDA approval of our product candidates, we cannot assure you that our product candidates will be approved or commercialized, widely accepted in the marketplace, or more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize additional product candidates, our commercial opportunity will be limited. The success of our product candidates could be impacted by several factors, including the following:

- delays in, termination, or numerous unforeseen events during, or as a result of, manufacturing or clinical trials;

- obtaining unfavorable results from nonclinical and clinical studies for our product candidates;

- the cost of clinical trials being greater than anticipated;

- the willingness of patients or medical investigators to follow our clinical trial protocols and the number of patients willing to participate;

- delays in applying for and receiving marketing and NDA approvals from applicable regulatory authorities for our product candidates;

- other government or regulatory delays and changes in regulatory requirements, policy and guidelines may require us to perform additional clinical trials or use substantial additional resources to obtain regulatory approval;

- issues with making arrangements with third-party manufacturers for commercial quantities of RYZUMVI® and our product candidates and receiving regulatory approval of our manufacturing processes and our third-party manufacturers' facilities from applicable regulatory authorities;

- establishing sales, marketing, and distribution capabilities and launching commercial sales of RYZUMVI® and our product candidates, if and when approved, whether alone or in collaboration with others;

- acceptance of RYZUMVI® and our product candidates by patients, the medical community, and third-party payors;

- effectively competing with other therapies, including the existing standard-of-care;

- maintaining a continued acceptable safety profile of RYZUMVI® and our product candidates following approval;

- obtaining and maintaining coverage and adequate reimbursement from third-party payors;

- obtaining and maintaining patent and trade secret protection and regulatory exclusivity;

- protecting our rights in our intellectual property portfolio related to RYZUMVI® and our product candidates; and

- our ability to fulfill requests for additional data regarding our product candidates.

In addition, under the Apexian License Agreement, the Company has rights to certain compounds for use in ophthalmic and diabetic diseases. The Company does not control the development of these compounds in other non-ophthalmic and non-diabetic indications.

Viatris has exclusive global rights to commercialize RYZUMVI® and PS in key global markets. Viatris' failure to timely develop or commercialize these products would have a material adverse effect on our business and operating results.

We granted Viatris an exclusive right to commercialize RYZUMVI® and PS in key global markets. Additionally, we granted Viatris the exclusive right and license to develop RYZUMVI® and PS outside of the United States. The collaboration with Viatris may not be successful due to several factors, including the following:

- Viatris may not be able to manufacture our products in a timely or cost-effective manner;

- Viatris may not timely perform its obligations under the Viatris License Agreement;

- Viatris may fail to effectively commercialize our products;

- Viatris may not be able to sublicense RYZUMVI® or PS to one or more suitable parties outside the United States; or

- contractual disputes or other disagreements between us and Viatris, including those regarding the development, manufacture, sub licensure and commercialization of our products, interpretation of the License Agreement, and ownership of proprietary rights. Viatris may select a new development partner for RYZUMVI® and PS in the U.S. upon 90 days' notice to the Company.

Any of the foregoing could adversely impact the likelihood and timing of any payments we are eligible to receive under the Viatris License Agreement. The Company will be reliant on Viatris to drive the commercialization and sales of our products. If Viatris does not perform its obligations under the Viatris License Agreement, this could result in a material adverse effect on our business, results of operations and prospects and would likely cause our stock price to decline.

The FDA granted Fast Track designation for PS for decreased vision under dim (mesopic or low) light conditions after keratorefractive surgery, and we may seek Fast Track designation for other product candidates. Even if received, Fast Track designation may not actually lead to a faster review or approval process and does not increase the likelihood that our product candidates will receive marketing approval.

The FDA granted Fast Track designation for PS for decreased vision under dim (mesopic or low) light conditions after keratorefractive surgery in February 2025, and we may in the future seek Fast Track designation for any other product candidates we may develop. There is no assurance that the FDA will grant this status to any of our other product candidates. If granted, Fast Track designation makes a product eligible for more frequent interactions with FDA to discuss the development plan and clinical trial design, as well as rolling review of the application, which means that the company can submit completed sections of its marketing application for review prior to completion of the entire submission. Marketing applications of product candidates with Fast Track designation may qualify for priority review under the policies and procedures offered by the FDA, but the Fast Track designation does not assure any such qualification or ultimate marketing approval by the FDA.

Even with Fast Track designation, we may not experience a faster development, review or approval process compared to conventional FDA procedures. In addition, the FDA may withdraw Fast Track designation at any time if it believes that the designation is no longer supported by data from our clinical development program.

If we fail to receive regulatory approval for gene therapy treatment of IRDs or any of our planned indications for our non-gene therapy product candidates or fail to develop additional product candidates, our commercial opportunity will be limited.

We are focused on the development of our gene therapy candidates for IRDs and our other product candidates for our target indications, DR, the reversal of pharmacologically-induced mydriasis, treatment of presbyopia, and decreased vision under dim (mesopic or low) lighting conditions after keratorefractive surgery. RYZUMVI® has been approved for the treatment of pharmacologically-induced mydriasis. However, we cannot assure you that we will be able to obtain regulatory approval of our product candidates for any other indication, or successfully commercialize our product candidates, following approval. If we do not receive regulatory approval for, or successfully commercialize, our product candidates for one or more of our targeted or other indications, our commercial opportunity will be limited.

Even if we do receive regulatory approval for, or successfully commercialize, our product candidates, they will be subject to ongoing regulatory review and critique. This ongoing review and critique may cause the loss of regulatory approval.

We may pursue clinical development of additional acquired or in-licensing product candidates. Developing, obtaining regulatory approval for and commercializing additional product candidates will require substantial additional funding beyond the net proceeds of our completed equity and debt financings, and are prone to the risks of failure inherent in drug product development. We cannot assure you that we will be able to successfully advance any additional product candidates through the development process.

We or others could discover that our product candidates lack sufficient efficacy, or sufficient efficacy compared to competitor products or that they cause undesirable side effects that were not previously identified, which could delay or prevent regulatory approval or commercialization.

Because our products have been tested in relatively small patient populations, at a limited range of daily doses, and for limited durations to date, it is possible that our clinical trials have or will indicate an apparent positive effect that is greater than the actual positive effect, if any, or that additional and unforeseen side effects may be observed as its development progresses. The discovery that product candidates lack sufficient efficacy, or that they cause undesirable side effects (including side effects not previously identified in our completed clinical trials), could cause us or regulatory authorities to interrupt, delay, or discontinue clinical trials, and could result in the denial of regulatory approval by the FDA or other non-U.S. regulatory authorities for any or all targeted indications.

The discovery that our product candidates lack sufficient efficacy or that they cause undesirable side effects that were not previously identified could prevent us from commercializing such product candidates and generating revenues from sales. In addition, if we receive marketing approval for our product candidates:

- we may discover that they are less effective, or identify undesirable side effects caused by our product candidates:

- regulatory authorities may withdraw their approval of the product;

- we may be required to recall the product, change the way this product is administered, conduct additional clinical trials, or change the labeling or distribution of the product (including REMS);

- additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the product;

- we may be subject to fines, injunctions, or the imposition of civil or criminal penalties;

- we could be sued and held liable for harm caused to patients;

- the product may be rendered less competitive and sales may decrease; or

- our reputation may suffer generally among both clinicians and patients.

Any one or a combination of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate or could substantially increase the costs and expenses of commercializing the product candidate, which in turn could delay or prevent us from generating significant, or any, revenues from the sale of the product candidate.

We face substantial competition and rapid technological change, which may result in others discovering, developing, or commercializing products before or more successfully than we do.

The development and commercialization of new drug products, including in the gene therapy field, is highly competitive. We expect to face competition with respect to our product candidates, if approved, and will face competition with respect to any future product candidates that we may seek to develop or commercialize from major pharmaceutical companies, specialty pharmaceutical companies, biotechnology companies, universities and other research institutions, and government agencies worldwide. The ophthalmic therapies market is highly competitive and dynamic. Our success will depend, in part, on our ability to obtain a share of the market for our planned indications. While to our knowledge there are currently no direct competitors for our OPGx-LCA5 gene therapy program, there are various companies developing gene therapies for the treatment of IRDs, which may ultimately directly compete with us in the future. Further, other pharmaceutical companies may develop therapies for the same indications that would compete with or our product candidates, if approved, and that would not infringe the claims of our in-licensed patents, pending patent applications, or other proprietary rights, which could adversely affect our business and results of operations.

Our competitors may develop products that are more effective, safer, more convenient, or less costly than any that we are developing, or that would render our product candidates obsolete or non-competitive. Our competitors may also render our technologies obsolete by advances in existing technological approaches or the development of new or different approaches, such as using artificial intelligence and machine learning, potentially eliminating the advantages in our drug discovery process. Our competitors may also obtain marketing approval from the FDA or other regulatory authorities for their products more rapidly than we obtain approval for our products, which could result in our competitors establishing a strong market position before we are able to enter the market.

Many of our competitors have significantly greater name recognition, financial resources, and expertise in research and development, manufacturing, nonclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies compete with us in recruiting, hiring, and retaining qualified scientific and management personnel, engaging contract service providers, manufacturers and consultants, establishing clinical trial sites, recruiting patients for clinical trials, and entering into strategic transactions, as well as in acquiring technologies complementary to, or necessary for, our programs.

We do not currently have any sales or marketing infrastructure in place and may face difficulties in establishing sales and marketing capabilities or engaging third parties to sell, market and distribute our products.

We do not have any sales or marketing infrastructure and have no capabilities in place at the present time for the sale, marketing, or distribution of our products. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization or outsource part or all of these functions to other third parties.

There are risks involved with us both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time-consuming, which could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred the costs of the commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

- the inability to recruit and retain adequate numbers of effective sales and marketing personnel or enter into distribution agreements with third parties;

- the inability of sales personnel to obtain access to physicians or educate an adequate number of physicians as to the benefits of our products;

- the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines;

- unforeseen costs and expenses associated with creating an independent sales and marketing organization; and

- the inability to obtain sufficient coverage and reimbursement from third-party payors and governmental agencies.

If we enter into arrangements with third parties to perform sales, marketing, and distribution services, our product revenues or the profitability of these product revenues to us are likely to be lower than if we were to market and sell a product that we developed ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market any product candidate or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market a drug effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

Our future commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, patients, third-party payors, and others in the medical community.

Our product candidates, even if they do receive marketing approval, may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors, or others in the medical community, particularly in the gene therapy space, which is a growing industry. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and may not become profitable. The degree of market acceptance for RYZUMVI® and our product candidates, if approved for commercial sale, will depend on a number of factors, including:

- efficacy and potential advantages compared to alternative treatments;

- the ability to offer our product for sale at competitive prices;

- the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

- any restrictions on the use of our product together with other medications;

- interactions of our product with other medicines patients are taking;

- inability of certain types of patients to take our product;

- demonstrated ability to treat patients and, if required by any applicable regulatory authority in connection with the approval for target indications as compared with other available therapies;

- the relative convenience and ease of administration as compared with other treatments available for approved indications;

- the prevalence and severity of any adverse side effects;

- limitations or warnings contained in the labeling approved by the FDA;

- availability of alternative treatments already approved or expected to be commercially launched in the near future;

- the effectiveness of our or our partners' sales and marketing strategies;

- our or our partners' ability to increase awareness through marketing efforts;

- guidelines and recommendations of organizations involved in research, treatment and prevention of various diseases that may advocate for alternative therapies;

- our or our partners' ability to obtain sufficient third-party coverage and adequate reimbursement;

- the willingness of patients to pay out-of-pocket in the absence of third-party coverage;

- physicians or patients may be reluctant to switch from existing therapies even if potentially more effective, safe or convenient;

- ability of physicians to identify patients with rare genetic diseases (IRDs); and

- limited genetic testing conducted on potential patients.

Aside from RYZUMVI®, which we launched through the Viatris partnership, we have not yet sold any of our products. Further, our gene therapy products, if approved, may have limited commercial opportunity due to the relatively uncommon genetic conditions targeted by such products. We cannot assure investors that there is a sufficient market demand for our products. Achieving market acceptance for our products will require substantial marketing efforts and expenditure of funds to create awareness and demand by participants in the industry. We have conducted limited independent market research to determine the extent of any demand that exists for the products to be provided by us and there is no guarantee that a sufficient interest in the market will exist for the products and services being produced by, or for, us. Any lack of sufficient demand for the products contemplated to be provided by us will have a material adverse effect on us.

If the FDA or a comparable foreign regulatory authority approves generic versions of our product candidates that receive marketing approval, or if such authorities do not grant our product candidates appropriate periods of exclusivity before approving generic versions of our products, the sales of our products could be adversely affected.

Once an NDA is approved, the product covered thereby becomes a "reference listed drug" in the FDA's publication, "Approved Drug Products with Therapeutic Equivalence Evaluations." Manufacturers may seek approval of generic versions of reference listed drugs through submission of abbreviated new drug applications ("ANDAs") in the United States. In support of an ANDA, a generic manufacturer need not conduct clinical studies. Rather, the applicant generally must show that its product has the same active ingredient(s), dosage form, strength, route of administration, and conditions of use or labeling as the reference listed drug ("RLD") and that the generic version is bioequivalent to the RLD, meaning it is absorbed in the body at the same rate and to the same extent. Generic products may be significantly less costly to bring to market than the RLD, and companies that produce generic products are generally able to offer them at lower prices. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or RLD may be lost to the generic product.

The FDC Act provides a period of five years of non-patent exclusivity for a new drug containing a new chemical entity ("NCE"). Specifically, in cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification that a patent covering the reference listed drug is either invalid or will not be infringed by the generic product, in which case the applicant may submit its application four years after approval of the RLD. It is unclear whether the FDA will treat the active ingredients in its product candidates as NCEs and, therefore, afford them five years of NCE exclusivity if they are approved. If any product we develop does not receive five years of NCE exclusivity, we may nonetheless be eligible for three years of exclusivity. Competition that our product candidates would face from generic versions could materially and adversely impact our future revenue, profitability, and cash flows and substantially limit our ability to obtain a return on the investments we have made in any such product candidate.

If approved, our investigational products regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway.

In March 2010, the U.S. Congress enacted the Patient Protection and Affordable Care Act ("ACA"), including a subtitle called the Biologics Price Competition and Innovation Act of 2009 ("BPCIA") which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until twelve years from the date on which the reference product was first licensed. During this twelve-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The law is complex and is still being interpreted and implemented by the FDA. Any processes adopted by the FDA to implement the BPCIA could have a material adverse effect on the future commercial prospects for our biological products.

We believe that our gene therapy product candidates, if approved as a biological product under a BLA, should qualify for the twelve-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to Congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Jurisdictions in addition to the United States have established abbreviated pathways for regulatory approval of biological products that are biosimilar to earlier approved reference products. For example, the EU has had an established regulatory pathway for biosimilars since 2006. Moreover, the extent to which a biosimilar, once approved, could be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products will depend on a number of marketplace and regulatory factors that are still developing.

Our profitability will likely depend in significant part on third-party reimbursement practices, which, if unfavorable, would harm our business.

Our (or our partners') ability to commercialize our product candidates successfully will depend in part on the extent to which coverage and adequate reimbursement will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for certain medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if coverage is available, whether the level of reimbursement will be adequate. Assuming we obtain coverage for our product candidates, if approved, by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or some of the costs associated with their prescription drugs. Patients are unlikely to use a product candidate, if approved, unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of its products. Therefore, coverage and adequate reimbursement are critical to new product acceptance. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval. Furthermore, drug pricing and access policies in the United States and internationally may change and negatively impact our product candidates' commercial viability. Proposed policy changes, including the potential for Medicare to negotiate with drug manufacturers, may limit our ability to competitively price our product candidates, if approved. There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which a product candidate is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for a new product, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost medicines, and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of medicines from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. However, there is no uniform policy requirement for coverage and reimbursement for drug products among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often time-consuming and costly, and it will require us to provide scientific and clinical support for the use of our products to each payor separately. There is no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Any inability to promptly obtain coverage and profitable payment rates from government-funded or private payors for any approved products that we develop could have an adverse effect on our operating results, our ability to raise capital needed to commercialize products, and our overall financial condition.

Product liability lawsuits against us, or our suppliers and manufacturers, could cause us to incur substantial liabilities and could limit commercialization of any product candidate that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. Product liability claims might be brought against us by patients, healthcare providers, or others selling or otherwise coming into contact with our product candidates during product testing, manufacturing, marketing, or sale. For example, we may be sued under allegations that a product candidate caused injury or that the product was otherwise unsuitable. Any such product liability claims may include allegations of manufacturing or design defects, failure to warn of dangers inherent in the product, such as interactions with alcohol or other drugs, negligence, or breach of warranty. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against claims that our product candidate caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- decreased demand for any product candidate that we are developing;

- injury to our reputation and significant negative media attention;

- withdrawal of clinical trial participants;

- increased FDA warnings on product labels;

- significant costs to defend the related litigation;

- substantial monetary awards to trial participants or patients;

- distraction of management's attention from our primary business;

- loss of revenue;

- the inability to commercialize any product candidate that we may develop;

- the initiation of investigations by regulators; and

- the inability to take advantage of limitations on product liability lawsuits that apply to generic drug products, which could increase our exposure to liability for products deemed to be dangerous or defective.

Our product liability and/or clinical trial insurance coverage may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand clinical trials and if we successfully commercialize our product candidates. Insurance coverage is increasingly expensive, and we may not be able to obtain product liability insurance on commercially reasonable terms or for a sufficient amount to satisfy liabilities that may arise.

Similarly, we may be a party to, or may be otherwise responsible for, pending or threatened lawsuits or other claims related to products purchased from our manufacturers and suppliers. Although we intend to require our providers to have product liability insurance, the ability to obtain such coverage and the sufficiency thereof is uncertain. Such litigation could result in additional expense and exposure in excess of our anticipated reserves, especially if such matters are not covered by insurance. Upon resolution of any pending legal matters or other claims, we may incur charges in excess of established reserves. Product liability lawsuits and claims, safety alerts or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on the business and reputation and on our ability to attract and retain customers and strategic partners. Our business, profitability and growth prospects could suffer if we face such negative publicity.

If we or our third-party manufacturers fail to comply with environmental or health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have an adverse effect on the success of our business.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by ourselves and our third-party manufacturers. Our manufacturers are subject to federal, state, and local laws and regulations in the United States and abroad governing laboratory procedures and the use, manufacture, storage, handling, and disposal of medical and hazardous materials. Although we believe that our manufacturers' procedures for using, handling, storing, and disposing of these materials comply with legally prescribed standards, we cannot eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability, or federal, state, city, or local authorities may curtail our use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or fined, and such liability or fines could exceed our resources. We do not have insurance for liabilities arising from medical or hazardous materials. Although we maintain workers' compensation insurance for costs and expenses that we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. Compliance with applicable environmental and health and safety laws and regulations is expensive, and current or future environmental regulations may impair our research, development, and production efforts, which could harm our business, prospects, financial condition, or results of operations.

We have limited drug research and discovery capabilities and may need to acquire or license product candidates from third parties, raise additional capital, or shift capital resources to expand our product candidate pipeline.

We currently have limited drug research and discovery capabilities. Accordingly, if we are to expand our pipeline beyond our product pipeline candidates, we may need to acquire or license product candidates from third parties, or either raise additional capital or shift capital resources to fund such expansion. We would face significant competition in seeking to acquire or license promising product candidates, may not be able to raise additional capital, or may divert capital resources from other areas of the Company that may then face material consequences from less funding. Many of our competitors for such promising product candidates may have significantly greater financial resources and more extensive experience in nonclinical testing and clinical trials, obtaining regulatory approvals, and manufacturing and marketing pharmaceutical products, and thus, may be a more attractive option to a potential licensor than us. If we are unable to acquire or license additional promising product candidates, raise additional capital, or shift capital resources, we may not be able to expand our product candidate pipeline.

If we are able to acquire or license other product candidates, such license agreements will likely impose various obligations upon us, and our licensors may have the right to terminate the license thereunder in the event of a material breach or, in some cases, at will. A termination of a future license could result in our loss of the right to use the licensed intellectual property, which could adversely affect our ability to develop and commercialize a future product candidate, if approved, as well as harm our competitive business position and our business prospects.

Risks Related to Our Financial Position and Need for Additional Capital

We have not generated significant revenue from sales of any products, expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

Our only product approved for commercial sale is RYZUMVI®, which was launched in April 2024 by Viatris, our commercialization partner. We do not anticipate generating any additional product revenue, unless and until the FDA or other regulatory authorities approve, and we successfully commercialize, OPGx-LCA5, OPGx-BEST1, or our product candidates. Our ability to generate revenue depends on a number of factors, including our ability to:

- the successful launch and widespread commercialization of our gene therapy candidates and other product candidates;

- obtain approvals for late-stage drugs in development and the receipt of associated financial payments from our partner;

- obtain favorable results from and complete the nonclinical and clinical development of our product candidates for their planned indications, including the successful completion of additional clinical trials for these indications;

- submit applications to regulatory authorities for our product candidates and receive timely marketing approvals in the United States and foreign countries;

- establish and maintain commercially viable supply and manufacturing relationships with third parties that can provide adequate products and services, in both amount and quality, to support clinical development and meet the market demand for our product candidates that we develop, if approved;

- establish sales and marketing capabilities to effectively market and sell our product candidates in the United States or other markets, either alone or with a pharmaceutical partner;

- address any competing products and technological and market developments;

- obtain coverage and adequate reimbursement for customers and patients from government and third-party payors for our product candidates that we develop; and

- achieve market acceptance of our product candidates.

Furthermore, as of December 31, 2025, we had an accumulated deficit of approximately $188.6 million. We have funded our operations primarily through the issuance of promissory notes and convertible notes in private placements, the issuance of common stock and warrants after becoming a publicly-traded company, and, more recently, fees and a milestone payment received under the Viatris License Agreement. We have devoted substantially all of our financial resources and efforts to the clinical development of our product candidates. Even assuming we obtain additional regulatory approval for one or more of our product candidates, we expect it to be several years before products currently in our pipeline are potentially ready for commercialization, and our product candidates may not gain market acceptance or achieve commercial success. We may not achieve profitability soon after generating product revenue, if ever, and may be unable to continue operations without continued funding.

To become and remain profitable from our product candidates, we must develop and eventually commercialize a product with market potential. This will require us to be successful in a range of challenging activities, including completing nonclinical testing and clinical trials, obtaining regulatory approval for a product candidate, manufacturing, marketing, and selling any drug for which it may obtain regulatory approval and satisfying any post-marketing requirements. We anticipate incurring significant costs associated with these activities. We are in the early stages of most of these activities. We may never succeed in these activities and, even if we do, we may never generate revenues that are significant or large enough to achieve profitability.

If we do achieve profitability from our product candidates, we may not be able to sustain or increase profitability on an annual basis. Our failure to become or remain profitable from our product candidates may decrease our value and could impair our ability to raise capital, maintain our research and development efforts, expand our business, or continue our operations.

Our relatively short operating history may make it difficult for investors to evaluate the success of our business to date and to assess our future viability.

We are a clinical-stage company, and our operations to date have been limited. We have not yet demonstrated our ability to manufacture a product at commercial scale or conduct sales and marketing activities necessary for successful product commercialization.

Additionally, there is no operating history on which investors may evaluate our business and our prospects. Investment in a clinical stage company such as ours is inherently subject to many risks. These risks and difficulties include challenges in accurate financial planning as a result of: (a) accumulated losses; (b) uncertainties resulting from a relatively limited time period in which to develop and evaluate business strategies as compared to companies with longer operating histories; (c) compliance with regulations required to commence sales of future products; (d) reliance on third parties for clinical, manufacturing, analytical laboratory work, nonclinical, regulatory, commercialization or other activities; (e) financing the business; and (f) meeting the challenges of the other risk factors described herein. We have no operating history upon which investors may base an evaluation of our performance; therefore, we are subject to all risks incident to the creation and development of a new business. There can be no assurance that we can realize our plans on our projected timetable in order to reach sustainable or profitable operations.

We will need substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

We will need to raise additional capital to continue to fund the further development of our product candidates and operations. Our future capital requirements may be substantial and will depend on many factors, including:

- the scope, size, rate of progress, results, and costs of researching and developing our product candidates, and initiating and completing our nonclinical studies and clinical trials;

- the cost, timing and outcome of our efforts to obtain further marketing approval for our product candidates in the United States and other countries, including to fund the preparation and filing of NDAs with the FDA for our product candidates and to satisfy related FDA requirements and regulatory requirements in other countries;

- the number and characteristics of any additional product candidates we develop or acquire, if any;

- our ability to establish and maintain collaborations on favorable terms, if at all;

- the amount of revenue, if any, from commercial sales, should our product candidates receive marketing approval;

- the costs associated with commercializing our product candidates, if we receive marketing approval, including the cost and timing of developing sales and marketing capabilities or entering into strategic collaborations to market and sell our product candidates and related milestone payments owed under such collaborations;

- the ability to secure grant funding from government and nongovernment foundations;

- the cost of manufacturing our product candidates or products we successfully commercialize; and

- the costs associated with general corporate activities, such as the cost of filing, prosecuting and enforcing patent claims and making regulatory filings.

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. Because the outcome of any clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development, regulatory approval and commercialization of our product candidates. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If adequate funds are unavailable to us on a timely basis, or at all, we may not be able to continue the development of our product candidates, or commercialize our product candidates, if approved, unless we find one or more strategic partners.

Worldwide economic and social instability or adverse global economic conditions could adversely affect our revenue, financial condition, or results of operations.

The health of the U.S. and global economy, and the equity and credit markets in particular, affects our business and operating results. If the equity and credit markets are not favorable, we may be unable to raise additional financing when needed or on favorable terms. Our vendors and development partners may experience financial difficulties or be unable to borrow money to fund their operations, which may adversely impact their ability to purchase our products or to pay for our products on a timely basis, if at all. Any weak or declining economy or political disruption, including international trade disputes, could also strain our manufacturers or suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our potential products. In addition, adverse economic conditions, such as recent supply chain disruptions and labor shortages and persistent inflation, have affected, and may continue to adversely affect our suppliers' ability to provide our manufacturers with materials and components, which may negatively impact our business. These economic conditions make it more difficult for us to accurately forecast and plan our future business activities. Any of the foregoing could seriously harm our business, and we cannot anticipate all of the ways in which the political or economic climate and financial market conditions could seriously adversely affect our business.

Raising additional capital may cause dilution to our stockholders, restrict our operations, or require us to relinquish rights to our technologies or product candidates.

Until we can generate substantial product revenues, if ever, we expect to finance our operations through a combination of equity financings, structured financings such as royalty monetization, and potential strategic collaborations and licensing arrangements. We do not have any committed external source of funds. Debt or preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. As a result, raising additional capital may not be achievable, even if desired, and, if achievable, may not be done on desirable terms. If we raise funds through strategic collaborations or marketing, distribution, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on unfavorable terms. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate product development or commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. This may reduce the value of our common stock.

Risks Related to Government Regulation

Instability and operational disruptions at government agencies, such as the FDA, may adversely impact our development and commercialization plans by causing delays and requiring the use of additional, unforeseen resources to obtain regulatory approval for trials or products in our pipeline.

Our business depends largely on the successful clinical development, regulatory approval and commercialization of our product candidates. To advance our candidates, we, along with many of the third-parties we currently and may in the future work with, must work closely with the FDA and comparable regulatory agencies in foreign jurisdictions. Such authorities play a vital role in the development of our product candidates by providing guidance on our clinical programs and reviewing and approving our regulatory submissions, including IND applications, requests for special designations, such as Orphan Drug Designation and Rare Pediatric Disease Designation, and marketing applications.

If these agencies experience unexpected funding losses or mass layoffs or are otherwise affected by the recent or any future shutdown of the U.S. federal government, their oversight and review activities of existing and new submissions, such as IND applications, may be significantly disrupted or delayed. Such disruptions or delays could adversely impact our ability to develop and secure timely approval of our product candidates.

Budgetary decisions for the U.S. Department of Health and Human Services and funding of the FDA are unpredictable and remain subject to change. Budget reductions could make it more difficult to secure grant funding from government agencies and nongovernmental foundations. Further, there is also instability and uncertainty surrounding how the current U.S. administration will seek to modify or revise the requirements and policies of the FDA and other regulatory agencies with jurisdiction over our product candidates. We may have to expend additional resources to comply with any new policies and to engage with the appropriate agencies.

Government shutdowns and funding cuts have and may continue to also negatively affect the SEC. During the recent government shutdown, the SEC operated with reduced staff and functions, and may be subject to future partial or complete government shutdowns and funding cuts, which could delay the review or effectiveness of our filings, including registration statements or other financing-related disclosures. Such delays could adversely affect our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue to fund our operations.

Even if we receive marketing approval for our product candidates in the United States, we may never receive regulatory approval to market such product candidates outside of the United States.

In addition to the United States, we intend to seek regulatory approval to market our product candidates in Europe, Japan, Canada, and Australia, and potentially other markets. If we pursue additional product candidates in the future, we may seek regulatory approval of such product candidates outside the United States. In order to market any product outside of the United States, however, we must establish and comply with the numerous and varying safety, efficacy and other regulatory requirements of these other countries. Approval procedures vary among countries and can involve additional product candidate testing and additional administrative review periods. The time required to obtain approvals in other countries might differ from that required to obtain FDA approval. The marketing approval processes in other countries may include all of the risks detailed above regarding FDA approval in the United States as well as other risks. In particular, in many countries outside of the United States, products must receive pricing and reimbursement approval before the product can be commercialized. Obtaining this approval can result in substantial delays in bringing products to market in such countries. Marketing approval in one country does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one country may have a negative effect on the regulatory process in others. Failure to obtain marketing approval in other countries or any delay or other setback in obtaining such approval would impair our ability to market our product candidates in such foreign markets. Any such impairment would reduce the size of our potential market, which could have an adverse impact on our business, results of operations and prospects.

Even if we obtain further marketing approval for our product candidates, such product candidates could be subject to post-marketing, obligations, restrictions or withdrawal from the market, and we may be subject to substantial penalties if we fail to comply with regulatory requirements or experience unanticipated problems with a product following approval.

Any product candidate for which we, or our future collaborators, obtain marketing approval in the future, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising, and promotional activities for such drug, among other things, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Additionally, long term follow-up for five years is expected to demonstrate safety in these products. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the drug may be marketed or to the conditions of approval, including the requirement to implement a REMS, which could include requirements for a restricted distribution system.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product candidate. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of drugs to ensure that they are manufactured, marketed, and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers' communications regarding off-label use and if we, or any future collaborator, does not market a product candidate for which it receives marketing approval for only its approved indications, we, or the collaborator, may be subject to warnings or enforcement action for off-label promotion. Violation of the Federal Food, Drug, and Cosmetic Act ("FDC Act") and other federal statutes, including the False Claims Act and the Anti-Kickback Statute, along with analogous state and foreign laws and regulations, relating to the promotion and advertising of prescription drugs, may lead to investigations or allegations of violations of federal or state healthcare fraud and abuse laws and state consumer protection laws.

In addition, later discovery of previously unknown AEs or other problems with our product candidates or our manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

- litigation involving patients taking our drugs;

- restrictions on such drugs, manufacturers, or manufacturing processes;

- restrictions on the labeling or marketing of a drug;

- restrictions on drug distribution or use;

- requirements to conduct post-marketing studies or clinical trials;

- warning letters or untitled letters;

- withdrawal of the drugs from the market;

- refusal to approve pending applications or supplements to approved applications that we submit;

- product recall or public notification or medical product safety alerts to healthcare professionals;

- fines, restitution, or disgorgement of profits or revenues;

- suspension or withdrawal of marketing approvals;

- damage to relationships with any potential collaborators;

- unfavorable press coverage and damage to our reputation;

- refusal to permit the import or export of drugs;

- product seizure; or

- injunctions or the imposition of civil or criminal penalties.

Legislative reform or changes in the regulatory environment affecting our business may increase the difficulty and cost for obtaining marketing approval of our product candidates, or otherwise affect the pricing and commercial viability of our product candidates.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of a product candidate, restrict or regulate post-approval activities and affect our ability, or the ability of our future collaborators, to profitably sell any drug for which we, or they, obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and cause downward pressure on the price that we, or our future collaborators, may charge for any approved drug.

For example, in March 2010, the United States Congress enacted the ACA and the Health Care and Education Reconciliation Act, or the Healthcare Reform Act, which expanded health care coverage through Medicaid expansion and the implementation of the individual mandate for health insurance coverage and which included changes to the coverage and reimbursement of drug products under government healthcare programs.

There have also been efforts by federal and state government officials or legislators to implement measures to regulate prices or payment for pharmaceutical products, including legislation on drug importation. Recently, there has been considerable public and government scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals. There have also been recent state legislative efforts to address drug costs, which generally have focused on increasing transparency around drug costs or limiting drug prices. General legislative cost control measures may also affect reimbursement for our product candidates. The Budget Control Act, as amended, resulted in the imposition of 2% reductions in Medicare (but not Medicaid) payments to providers in 2013 and will remain in effect through 2027 unless additional Congressional action is taken. Any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented and/or any significant taxes or fees that may be imposed on us could have an adverse impact on results of operations. Adoption of new legislation at the federal or state level could affect demand for, or pricing of, our current or future products if approved for sale. We cannot, however, predict the ultimate content, timing or effect of any changes to the Healthcare Reform Act or other federal and state reform efforts. There is no assurance that federal or state health care reform will not adversely affect our future business and financial results.

There have been judicial and congressional challenges and amendments to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future, as well as efforts to repeal and replace it. In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These new laws have resulted in additional reductions in Medicare and other healthcare funding and otherwise may affect the prices we may obtain for any product candidate for which marketing approval is obtained. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. Moreover, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drugs.

Further, on March 11, 2021, former President Biden signed the American Rescue Plan Act of 2021 into law, which eliminated the statutory Medicaid drug rebate cap for single source and innovator multiple source drugs, beginning January 1, 2024. In addition, Congress is considering additional health reform measures, such as capping the costs for prescription drugs covered by Medicare Part D and by setting the annual out-of-pocket limit at $2,000 beginning in 2025, as part of other health reform initiatives. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance, or interpretations will be changed, or what the impact of such changes on the marketing approvals of a product candidate, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA's approval process may significantly delay or prevent marketing approval or subject us or our future collaborators to more stringent drug labeling and post-marketing testing and other requirements. More recently, former President Biden signed the Inflation Reduction Act of 2022 into law in August of 2022, which, among other things, requires manufacturers to pay rebates to Medicare if prices increase faster than inflation for products used by Medicare beneficiaries.

Moreover, there is significant uncertainty regarding the legislative and regulatory changes that will be implemented or proposed by the administration of President Trump and the current U.S. Congress. The development of our product candidates may be delayed by other events beyond our control. For example, action by the new Trump Administration to limit federal agency budgets or personnel may result in reductions to the FDA's budget, employees, and operations, which may lead to slower response times and longer review periods, potentially affecting our ability to progress development of our product candidates or obtain regulatory approval for our product candidates.

The biopharmaceutical and medical device industries are subject to extensive regulatory obligations and policies that may be subject to significant and abrupt change, including due to judicial challenges, election cycles, and resulting regulatory updates and changes in policy priorities.

On June 28, 2024, the U.S. Supreme Court issued an opinion holding that courts reviewing agency action pursuant to the Administrative Procedure Act (APA) ''must exercise their independent judgment'' and ''may not defer to an agency interpretation of the law simply because a statute is ambiguous.'' The decision may have a significant impact on how lower courts evaluate challenges to agency interpretations of law, including those by the HHS, CMS, FDA and other agencies with significant oversight of the biopharmaceutical and medical device industries. This framework may increase both the frequency of such challenges and their odds of success by eliminating one way in which the government previously prevailed in such cases. As a result, significant regulatory policies may be subject to increased litigation and judicial scrutiny.

In addition, federal agency activities, priorities, leadership, policies, rulemaking, communications, spending, and staffing may be significantly impacted by election cycles and legislative developments. For example, the current presidential administration's commitment to significantly reduce government spending through cuts to federal healthcare programs and reductions in the workforces of key government agencies, such as the HHS, FDA, and CMS. Efforts by the current administration to limit federal agency budgets or personnel may result in reductions to agency budgets, employees, and operations. The administration and agencies have also made abrupt announcements about new or changed regulatory policies, such as policies related to the use of artificial intelligence to review product applications. Relatedly, the recent federal government shutdown may prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, and may significantly impact the ability of the FDA to timely review and process our regulatory submissions. These developments may lead to greater uncertainty regarding FDA policies, slower response times and longer review periods, potentially affecting our ability to progress development of our product candidates or obtain regulatory approval for our product candidates.

Any resulting changes in regulation may result in unexpected delays, increased costs, or other negative impacts on our business that are difficult to predict.

Our relationships with healthcare providers and third-party payors will be subject to applicable fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits and future earnings, among other penalties and consequences.

Healthcare providers and third-party payors will play a primary role in the recommendation and prescription of any product candidate for which we obtain marketing approval. Our current and future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell, and distribute product candidates for which we obtain marketing approval. Restrictions and obligations under applicable federal and state healthcare laws and regulations include the following. For additional detail on potentially applicable laws, see the section titled ''Part I, Item 1 - Business - Healthcare Fraud and Abuse and Compliance Laws and Regulations''. Certain state and foreign laws also govern the privacy and security of health information in ways that differ from each other and often are not preempted by the Health Insurance Portability and Accountability Act of 1996, thus complicating compliance efforts.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal, and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil, and administrative sanctions, including exclusions from government funded healthcare programs. Defending against any such actions can be costly, time-consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We could face criminal liability and other serious consequences for violations which could harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other partners from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties for clinical trials outside of the United States, to sell our products abroad once we enter a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other partners, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

Our employees or representatives may engage in misconduct or other improper activities, including violating applicable regulatory standards and requirements, which could significantly harm our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to:

- comply with the regulations of the FDA and applicable non-U.S. regulators;

- provide accurate information to the FDA and applicable non-U.S. regulators;

- comply with healthcare fraud and abuse laws and regulations in the United States and abroad;

- report financial information or data accurately; or

- disclose unauthorized activities to us.

In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Employee misconduct could also involve the improper use of, including trading on, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity, including employee compliance training, may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal, and administrative penalties, damages, fines, exclusion from government funded healthcare programs such as Medicare and Medicaid, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If found to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product's approved labeling. If we or our partners receive marketing approval for our product candidates for a certain indication, physicians may nevertheless prescribe such products to their patients in a manner that is inconsistent with the approved label. If we or our partners are found to have promoted such off-label uses, we or they may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we or our partners cannot successfully manage the promotion of our product candidates, if approved, we or they could become subject to significant liability, which would adversely affect our business and financial condition.

Changes to U.S. tax laws and state tax laws, such as those impacting our ability to use our net operating loss carryforwards and certain other tax attributes, may adversely affect our financial condition or results of operations and create the risk that we may need to adjust our accounting for these changes.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. Unused federal net operating losses, or NOLs, for taxable years beginning before January 1, 2018 may be carried forward to offset future taxable income, if any, until such unused NOLs expire. Under current law, federal NOLs incurred in taxable years beginning after December 31, 2017, can be carried forward indefinitely, but the deductibility of such federal NOLs is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the federal tax laws.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation's ability to use its pre-change NOLs and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, if we earn net taxable income, our ability to use our pre-change NOLs to offset such taxable income will be subject to limitations. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes, which could adversely affect our future cash flows or results of operations.

The accounting treatment of additional changes in U.S. or state tax law changes is complex, and changes may affect both current and future periods. Consistent with guidance from the SEC, our consolidated financial statements reflect our estimates of the tax effects of the current tax laws and regulation.

Risks Related to Our Reliance on Third Parties

We rely on third parties to conduct our nonclinical and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be harmed.

We rely on third-party CROs and other third parties to assist in managing, monitoring, and otherwise carrying out our nonclinical studies and clinical trials. We expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions, and clinical investigators, to conduct our nonclinical studies and clinical trials in the future. We compete with many other companies for the resources of these third parties.

As a result, we will have limited control over the conduct, timing, and completion of these nonclinical studies and clinical trials and the management of data developed through the nonclinical studies and clinical trials. We have experienced in the past, and may experience in the future, schedule disruptions due to events affecting the performance of third parties on which we rely. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Additionally, other unexpected natural events and disruptions in the supply chain and operations may affect the ability of third parties to fulfill their obligations to us. Outside parties may have staffing difficulties;

- fail to comply with contractual obligations;

- experience regulatory compliance issues;

- undergo changes in ownership or management;

- undergo changes in priorities or become financially distressed; or

- form relationships with other entities, some of which may be our competitors.

These factors may adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control.

While our reliance on these third parties for research and development activities will reduce our control over these activities, it will not relieve us of our responsibilities and requirements. For example, the FDA requires us to comply with standards, commonly referred to as good clinical practices ("GCP"), for conducting recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of clinical trial participants are protected.

Problems with the timeliness or quality of the work of any contract research organization ("CRO") may lead us to seek to terminate our relationship with any such CRO and use an alternative service provider. Making this change may be costly or delay our clinical trials, and contractual restrictions may make such a change difficult or impossible. If we must replace any CRO that is conducting our clinical trials, our clinical trials may have to be suspended until we find another CRO that offers comparable services. The time that it would take us to find alternative organizations may cause a delay in the commercialization of our product candidates, or it may cause us to incur significant expenses to replicate any lost data. Although we do not believe that any CRO on which we would rely would offer services that are not available elsewhere, we may be difficult to find a replacement organization that can conduct our clinical trials in an acceptable manner and at an acceptable cost. Any delay in or inability to complete our clinical trials could significantly compromise our ability to secure regulatory approval for our product candidates and preclude our ability to commercialize our product candidates, thereby limiting or preventing our ability to generate sales revenue.

Further, requirements related to clinical trials continue to evolve, which may require additional oversight, greater costs, and/or delay. In 2023, the FDA published guidance documents related to informed consent and GCPs that may present additional requirements to CROs.

In August 2023, the FDA published a guidance document, Informed Consent, Guidance for IRBs, Clinical Investigators, and Sponsors, which supersedes past guidance and finalizes draft guidance on informed consent. Further, in December 2023, the FDA published a final rule, Institutional Review Board Waiver or Alteration of Informed Consent for Minimal Risk Clinical Investigations, which allows exceptions from informed consent requirements when a clinical investigation poses no more than minimal risk to the human subject and includes appropriate safeguards to protect the rights, safety, and welfare of human subjects. These guidance documents present evolving requirements for informed consent which may affect recruitment and retention of patients in clinical trials. Effects on recruitment and retention of patients may hinder or delay a clinical trial, which may increase costs and delay clinical programs.

Additionally, in June 2023, the FDA published a draft guidance, E6(R3) Good Clinical Practice (GCP), which seeks to unify standards for clinical trial data for ICH member countries and regions. Changes to data requirements may cause the FDA or comparable foreign regulatory authorities to disagree with data from preclinical studies or clinical trials, and may require further studies.

We rely completely on third parties to supply and manufacture bulk drug substances and to formulate and package nonclinical and clinical drug supplies of our product candidates as well as to conduct analytical testing of drug substances and products in the manufacturing processes and we intend to rely on third parties to produce and test commercial supplies of our current and any future product candidates.

We do not currently have, nor do we plan to acquire, the infrastructure or capability to internally manufacture our clinical drug supply of product candidates for use in the conduct of our nonclinical studies and clinical trials. We lack the internal resources and the capability to manufacture any product candidates on a clinical or commercial scale. The process of manufacturing drug products is complex, highly regulated, and subject to several risks. For example, the facilities used by our contract manufacturers to manufacture and conduct analytical testing of the active pharmaceutical ingredient (or drug substance) and final drug product for product candidates must be inspected by the FDA and other comparable foreign regulatory agencies in connection with our submission of an NDA or BLA relevant foreign regulatory submission to the applicable regulatory agency.

We and/or our partners or potential partners may in the future rely on foreign CROs and contract manufacturing organizations ("CMOs"). Such foreign CROs and CMOs may be subject to U.S. legislation, sanctions, tariffs, trade restrictions and other foreign regulatory requirements which could increase the cost or reduce the supply of material available to us or our partners or potential partners, delay the procurement or supply of such material or have an adverse effect on our or our partners' or potential partners' ability to secure significant commitments from governments to purchase potential therapies. For example, the President recently signed into law the National Defense Authorization Act of 2026, which includes Section 851 regarding "prohibition on contracting with certain biotechnology providers" ("the BIOSECURE Act"), which restricts federal government contracts, grants, and loans from being issued to companies that use biotechnology equipment or services from any designated "biotechnology company of concern," as part of such companies' performance of those agreements with the U.S. government. Once fully implemented through issuance of regulations, the BIOSECURE Act may ultimately limit certain U.S. biotechnology companies from using equipment or services produced or provided by Chinese biotechnology companies that meet the designation criteria of the new law, or certain affiliated entities.

In addition, the manufacturing of drug substance or product is susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, or vendor or operator error. Moreover, the manufacturing facilities in which product candidates are made could be adversely affected by equipment failures, labor shortages, natural disasters, power failures, or other factors. Manufacturing timelines may be negatively affected by material shortages, construction delays and supply chain challenges due to, among other factors, global supply chain shortages.

Further, requirements related to the manufacturing of ophthalmic products may evolve, which may require modifications to our current manufacturing processes. In December 2023, the FDA published a revised draft guidance, Quality Considerations for Topical Ophthalmic Drug Products, which focuses on quality considerations for ophthalmic drug products intended for topical delivery in and around the eye. Updated quality considerations may cause delay to adapt to new requirements and may also increase costs associated with manufacturing.

We do not control the manufacturing and testing processes of our contract manufacturers and analytical labs, and are completely dependent on them to comply with current good manufacturing practices ("cGMP") (21 CFR parts 210 and 211) for manufacture of both active drug substances and finished drug products. If our contract manufacturers and analytical labs cannot successfully manufacture and test materials that conform to our specifications and the strict regulatory requirements of the FDA or applicable foreign regulatory agencies, we will not be able to secure and/or maintain regulatory approval for our products. In addition, we have no control over our contract manufacturers' and analytical labs' ability to maintain adequate quality control, quality assurance, and qualified personnel. Failure to satisfy the regulatory requirements for the production and testing of those materials and products may affect the regulatory clearance of our contract manufacturers' and analytical labs' facilities generally and could potentially lead to a recall of commercial product or a shortage of clinical supplies. Additionally, if the FDA or a comparable foreign regulatory agency does not approve these facilities for the manufacture and testing of product candidates, or if it withdraws its approval in the future, we may need to find alternative manufacturing and testing facilities, which would adversely impact our ability to develop, obtain regulatory approval for, or market product candidates. Furthermore, all of our contract manufacturers and analytical labs are engaged with other companies to supply and/or manufacture and/or test materials or products for such companies, which exposes our manufacturers to regulatory and sourcing risks for the production of such materials and products. To the extent practicable, we have attempted to identify more than one supplier. However, some raw materials are available only from a single source or only one supplier has been identified, even in instances where multiple sources exist.

We have relied and will rely upon third-party manufacturers and testing labs in the United States and overseas for the manufacture and testing of our product candidates for nonclinical and clinical testing purposes and intend to continue to do so in the future, including for commercial purposes. If our third-party manufacturers and analytical labs are unable to supply or test drug substance and/or drug product on a commercial basis, we may not be able to successfully produce and market product candidates, if approved, or we could be delayed in doing so. For instance, we presently rely on one supplier in Italy for the drug substance for PS. If there is any delay or problem with the manufacture of these drug substances or if there is a delay in producing finished drug product from these drug substances, the possible approval of our product candidates and potential commercial launch may be delayed or otherwise adversely affected. We will rely on comparison of product specifications (identity, strength, quality, and purity) to demonstrate equivalence of the current drug substance and/or drug product to the drug substance and/or drug product used in previously completed nonclinical and clinical testing. If we are unable to demonstrate such equivalence, we may be required to conduct additional nonclinical and/or clinical testing of our product candidates. Due to other potential problems related to transfers, we are working to obtain a second supplier located in India for the active pharmaceutical ingredient of PS. Establishing these additional sources, including qualifying their manufacturing processes and demonstrating the equivalence of their products, may be costly, time-consuming, and difficult to effectuate, and may delay our research and development activities. Any future transfers of manufacturing to a different third party will likely be expensive and time consuming, particularly since the new facility would need to comply with the necessary regulatory requirements and we would need FDA approval before using or selling any products manufactured at that facility. If we must replace any manufacturer, our research and development activities may have to be suspended until we find another manufacturer that offers comparable services. The time that it takes us to find alternative organizations may cause a delay in the development and commercialization of product candidates.

We have entered and may enter into licensing arrangements for the development or sale of product candidates (such as the Viatris License Agreement) and strategic alliances (such as the ones with the Foundation Fighting Blindness and its Retinal Degeneration Fund). We may enter into other licensing arrangements and strategic alliances in the future. If we are unsuccessful in forming or maintaining these alliances on favorable terms, our business could be harmed.

We have entered into and may form or seek additional strategic alliances, create joint ventures or collaborations or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to product candidates (such as the Viatris License Agreement, the letter of agreement with Foundation Fighting Blindness ("FFB") and the funding agreement with the FFB Retinal Degeneration Fund). Any of these relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, pay milestones, redirect our capital to certain indications, or issue securities that dilute our existing stockholders, which may disrupt our management and business. Our likely collaborators include large, mid-size, regional, or national pharmaceutical companies and biotechnology companies.

Certain arrangements with third parties, may result in limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators' abilities to successfully perform the functions assigned to them in these arrangements. We cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Collaborations involving product candidates pose the following risks to us:

- collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

- collaborators may not perform their obligations as expected;

- collaborators may not pursue development and commercialization or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator's strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidate if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more attractive than ours;

- a collaborator with marketing and distribution rights to one or more product candidates may not commit sufficient resources to the marketing or distribution of any such product candidate;

- collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to litigation;

- collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

- disputes may arise between us and collaborators that result in the delay or termination of research, development, or commercialization of our product candidates, or in litigation or arbitration that diverts management attention and resources;

- we may lose certain valuable rights under circumstances identified in our collaborations, including if we undergo a change of control;

- collaborations may be terminated and such terminations may create a need for additional capital to pursue further development or commercialization of the applicable product candidates;

- collaborators may learn about our discoveries and use this knowledge to compete with us in the future;

- the results of collaborators' nonclinical or clinical studies could harm or impair other development programs;

- there may be conflicts between different collaborators that could negatively affect those collaborations and potentially others;

- the number and nature of our collaborations could adversely affect our attractiveness to potential future collaborators or acquirers;

- collaboration agreements may not lead to development or commercialization of our product candidate in the most efficient manner or at all. If a present or future collaborator of us were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program under such collaboration could be delayed, diminished, or terminated;

- collaborators may be unable to obtain the necessary marketing approvals; and

- collaborators may determine, as a part of product life-cycle management, that changes to a product are necessary or required, including regarding such product's formulation, container closure system, packaging, or other characteristics, which could affect the development or commercialization of the applicable product candidate.

If future collaboration partners fail to develop or effectively commercialize product candidates for any of these reasons, such product candidates may not be approved for sale and our sales of such product candidates, if approved, may be limited, which would have an adverse effect on our operating results and financial condition.

We face significant competition in attracting collaborators for development, manufacturing or commercialization plans. We already have a collaboration with Viatris for the development and commercialization of RYZUMVI® and PS. Whether we reach a definitive agreement for collaboration for other drug products will depend, among other things, upon our assessment of the proposed collaborator's resources, expertise, and evaluation of a number of factors related to the associated product candidate, as well as the terms and conditions of the proposed collaboration. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which may exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available for collaborations and whether such a collaboration could be more attractive than one with us. We may not be able to enter into these agreements on commercially reasonable terms, or at all.

If we engage in additional acquisitions, in-licensing or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

We may continue to engage in various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any acquisition or strategic partnership may entail numerous risks, including:

- increased operating expenses and cash requirements;

- the assumption of indebtedness or contingent liabilities;

- the issuance of our equity securities which would result in dilution to our stockholders;

- assimilation of operations, intellectual property, products and product candidates of an acquired company, including difficulties associated with integrating new personnel;

- the diversion of management's attention from our existing product candidates and initiatives in pursuing such an acquisition or strategic partnership;

- retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

- risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

- our inability to generate revenue from acquired intellectual property, technology and/or products sufficient to meet our objectives or even to offset the associated transaction and maintenance costs.

In addition, if we undertake such a transaction, we may incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain sufficient patent protection for our product candidates, our competitors could develop and commercialize products or technology similar or identical to ours, which would adversely affect our ability to successfully commercialize any product candidates we may develop, our business, results of operations, financial condition and prospects.

We and our licensors have sought to protect our proprietary position by filing patent applications in the U.S. and abroad related to our novel technologies and product candidates.

Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. In particular, during prosecution of any patent application, the issuance of any patents based on the application may depend upon our ability to overcome rejections related to prior art or other statutory requirements, or to generate additional pre-clinical or clinical data that support the patentability of our proposed claims. We may not be able to overcome such rejections or generate sufficient additional data on a timely basis, or at all.

The patent prosecution process is expensive and time-consuming, and we and our future licensors, licensees, or collaboration partners may not be able to prepare, file, and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or any future licensors, licensees, or collaboration partners may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. We and our licensors' patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent is issued from such applications, and then only to the extent the issued claims cover the technology.

We cannot assure you that any of our patents have matured, or that any of our pending patent applications will mature, into issued patents that will include claims with a scope sufficient to protect our product candidates. Others have developed technologies that may be related or competitive to our approach, and may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, for example by claiming the same compounds, methods or formulations or by claiming subject matter that could dominate the patents that we own or in-license. The patent positions of biotechnology and pharmaceutical companies, including our patent position, involve complex legal and factual questions, and, therefore, the issuance, scope, validity, and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated, or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, derivation proceedings, *ex parte* reexamination, *inter partes* review proceedings, supplemental examination and challenges in district court. Patents may be subjected to opposition, post-grant review, or comparable proceedings in various national and regional patent offices. These proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, re-examination, opposition, post-grant review, *inter partes* review, supplemental examination, or revocation proceedings may be costly or time-consuming. Thus, any patents that we may own or exclusively license may not provide meaningful protection against competitors. Furthermore, an adverse decision in an interference proceeding or derivation proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to develop, market or otherwise commercialize our product candidates.

Furthermore, the issuance of a patent, while presumed valid, is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around our patents. Other parties may develop and obtain patent protection for more effective technologies, designs, or methods. We may not be able to prevent the unauthorized disclosure or use of any technical knowledge or trade secrets by consultants, vendors, former employees, or current employees. The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries. If these developments were to occur, they could have a material adverse effect on our sales.

Our ability to enforce our patent rights depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the components that are used in or the methods used to make their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor's or potential competitor's product.

Any litigation to enforce or defend our patent rights, even if we were to prevail, could be costly and time-consuming and would divert the attention of management and key personnel from our business operations. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable, or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If, in any proceeding, a court invalidated or found unenforceable our patents covering our product candidates, our financial position and results of operations would be adversely impacted. In addition, if a court found that valid, enforceable patents held by third parties covered our product candidates, our financial position and results of operations would also be adversely impacted.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

- any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our product candidates;

- any of our pending patent applications will result in issued patents;

- we will be able to successfully commercialize our product candidates, if approved, before our relevant patents expire;

- we were the first to make the inventions covered by each of our patents and pending patent applications;

- we were the first to file patent applications for these inventions;

- others will not develop similar or alternative technologies that do not infringe our patents;

- any of our patents will be valid and enforceable;

- any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

- we will develop additional proprietary technologies or product candidates that are separately patentable; or

- our commercial activities or products will not infringe upon the patents of others.

Patents have a limited lifespan. The natural expiration of a patent is generally 20 years after its effective filing date. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the extensive period of time between patent filing and regulatory approval for a product candidate, the time during which we can market a product candidate under patent protection is limited, and our patents may expire before we obtain such approval. Without patent protection for our product candidates, we may be vulnerable to competition from similar or generic versions of our product candidates, which may affect the profitability of our product candidates.

Furthermore, obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment or other provisions during the patent application process. In addition, periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market, which would have an adverse effect on our business.

It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Maintaining patents in the U.S. is an expensive process and it is even more expensive to maintain patents and patent applications in foreign countries. As a result, it is possible that we and our licensors will fail to maintain such patents thereby reducing the rights of our portfolio. The patent position of pharmaceutical, biotechnology, and medical device companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability, and commercial value of our and our licensors' patent rights are highly uncertain. Our and our licensors' pending and future patent applications may not result in patents being issued, which patents would protect our technology and products and effectively prevent others from commercializing competitive technologies and products.

If we do not obtain protection under the Hatch-Waxman Act and similar foreign legislation by extending the patent terms and obtaining data exclusivity for our product candidate, our business may be materially harmed.

Depending upon the timing, duration of regulatory review, and date of FDA marketing approval of our or other product candidates, if any, one of such U.S. patents may be eligible for patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. Under certain conditions, the Hatch-Waxman Act provides for a patent restoration term, or patent term extension, of up to five years as compensation for the time the product is under FDA regulatory review. The duration of patent term extension is calculated based on the time spent in the regulatory review process. In the future, we may plan to seek patent term extension for patents related to our product candidates. However, we may not be granted an extension because of, for example, failing to apply within the applicable deadline, expiration of relevant patents prior to obtaining approval, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be shorter or less than what we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our revenue could be reduced, possibly materially.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

In 2011, the United States enacted wide-ranging patent reform legislation with the America Invents Act ("AIA"). An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a "first-to-file" system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before we do could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent us from promptly filing patent applications on our inventions. Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party in a district court action. The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. Additionally, the U.S. Supreme Court's holdings in several patent cases in recent years, such as Association for Molecular Pathology v. Myriad Genetics, Inc. (Myriad I), Mayo Collaborative Services v. Prometheus Laboratories, Inc., and Alice Corporation Pty. Ltd. v. CLS Bank International, have narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. In addition, the U.S. Supreme Court's decisions in Mayo, Alice, and Myriad have significantly narrowed the scope of patent-eligible subject matter, and subsequent guidance from the USPTO continues to evolve. Patents and patent applications directed to nucleic acid sequences, gene therapy constructs, or naturally-derived biological materials may be challenged as being directed to patent-ineligible subject matter under 35 U.S.C. § 101. A successful § 101 challenge to one or more of our patents or patent applications could significantly impair or eliminate patent protection for our gene therapy product candidates, which would have a material adverse effect on our business.

In addition to increasing uncertainty about our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may not be able to protect or practice our intellectual property rights throughout the world.

In jurisdictions where we have not obtained patent protection, competitors may use our intellectual property to develop their own products and further, may commercialize or export otherwise infringing products in or to territories where we have patent protection, but where it is more difficult to enforce a patent as compared to the United States. Competitor products may compete with our product candidates in jurisdictions where we do not have issued or granted patents or where our issued or granted patent claims or other intellectual property rights are not sufficient to prevent competitor activities in these jurisdictions. The legal systems of certain countries, particularly certain developing countries, make it difficult to enforce patents and such countries may not recognize other types of intellectual property protection, particularly that relating to pharmaceuticals. This could make it difficult for us to prevent the infringement of our patents or marketing of competing products in violation of our proprietary rights generally in certain jurisdictions. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we, or any future licensor, encounter difficulties in protecting, or is otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions. Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we, or any licensor, are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position in the relevant jurisdiction may be impaired and our business and results of operations may be adversely affected.

We are involved in a patent litigation lawsuit with a potential competitor with respect to RYZUMVI® and we may become involved in additional lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe on our patents, the patents of our licensing partners, or other intellectual property rights. For example, in March 2025, in collaboration with our commercialization partner for RYZUMVI®, we filed a complaint for patent infringement of certain RYZUMVI® patents against Sandoz in the District of New Jersey in response to Sandoz's ANDA filing. The complaint seeks, among other relief, equitable relief enjoining Sandoz from infringing certain RYZUMVI® patents. The case is currently in the middle of fact discovery and a trial date has been scheduled for January 2027.

To counter infringement or unauthorized use of our patents and other intellectual property rights, we may be required to file additional infringement claims against Sandoz and/or infringement claims against other parties, which can be expensive and time consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is invalid or unenforceable, or may refuse to stop the other party from using the technology on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded.

Litigation proceedings may fail and, even if successful, may be costly and a distraction to our management and other employees. We may not be able to prevent, alone or with our collaborators, misappropriation or infringement of our proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, they could have a substantial adverse effect on the price of our common stock.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have an adverse effect on the success of our business.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. We may in the future become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our medicines and technology, including interference or derivation proceedings, post-grant reviews, *inter partes* reviews, or other procedures before the USPTO or other similar procedures in foreign jurisdictions. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third party's intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our product candidates and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, our license rights could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. We could be forced, including by court order, to cease developing and commercializing the infringing technology or product candidate. In addition, we could be held liable for substantial monetary damages, potentially including treble damages and attorneys' fees, if found to have willfully infringed or if such litigation is found to be exceptional. A finding of infringement could prevent us from commercializing a product candidate or force us to cease some of our business operations, which could harm our business. Alternatively, we may need to redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. The cost to us of any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial and may result in substantial costs and distraction to our management and other employees. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.

We may be subject to damages resulting from claims that our employees or consultants have wrongfully misappropriated the intellectual property of their former employers.

Many of our employees and consultants have been previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we are not aware of any claims currently pending against us, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information or intellectual property of the former employers of our employees. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money damages, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could detract from our ability to develop or commercialize our product candidates.

If we are not able to adequately prevent disclosure of our trade secrets and other proprietary information, the value of any product we may pursue could be significantly diminished.

While it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own.

Such assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. We may rely upon trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, contract manufacturers, vendors, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, we cannot guarantee that we have executed these agreements with each party that may have or has had access to trade secrets. If a party breaches an agreement and discloses our proprietary information, including our trade secrets, we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time consuming, and the outcome is unpredictable. In addition, some courts in and outside of the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they disclose such trade secrets, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor or other third party, our competitive position would be harmed.

Obtaining and maintaining our trademark protection depends on approval from the USPTO and other foreign government agencies, and third parties may challenge, misappropriate, or otherwise weaken our trademark rights.

We have obtained registration of the "RYZUMVI®" trademark in the United States. We have not yet registered trademarks for any other product candidates in any jurisdiction (other than "NYXOL", which we are no longer using). If we do not secure and maintain registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would, which could affect our business. When we file trademark applications for a product candidate, those applications may not be allowed for registration, and registered trademarks may not be obtained, maintained, or enforced. During trademark registration proceedings in the United States and foreign jurisdictions, we may receive rejections. We are given an opportunity to respond to those rejections, but may not be able to overcome such rejections. In addition, the USPTO and comparable agencies in many foreign jurisdictions allow third parties opportunities to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks and our trademarks may not survive such proceedings. In addition, any proprietary name we propose to use with a future product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed drug names, including an evaluation of potential for confusion with other drug names. If the FDA objects to any proposed proprietary drug name for any of our product candidates, we may be required to expend significant additional resources in an effort to identify a suitable substitute proprietary drug name that would qualify under applicable trademark laws, not infringe the existing rights of third parties, and be acceptable to the FDA. If we register any of our trademarks, our trademarks or trade names may be challenged, infringed, circumvented, declared generic, or determined to infringe on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, and our business may be adversely affected.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenues.

We may enter into certain license or other collaboration agreements in the future. Such agreements may impose various diligence, milestone payment, royalty, insurance or other obligations on us. If we fail to comply with such obligations, our licensor or collaboration partners may have the right to terminate the relevant agreement, in which event we would not be able to develop or market the products covered by such licensed intellectual property. Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

- the sublicensing of patent and other rights under our collaborative development relationships;

- our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

- the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property; and

- the priority of invention of patented technology.

The allocation of inventorship and ownership of intellectual property arising from collaborative activities can be complex and uncertain. Inventorship disputes can be expensive and time-consuming to resolve, and their outcome is unpredictable. An adverse resolution of any such dispute could result in us losing valuable patent rights, being required to obtain licenses, if available, from third parties that we did not anticipate, or being unable to prevent third parties from exploiting technology that we consider proprietary to us. Under U.S. patent law, each joint owner of a patent has the independent right to exploit the patent, including by practicing the patented invention and by granting licenses to third parties, without the consent of, and without any obligation to account to, any other co-owner, unless the joint owners have entered into a separate written agreement to the contrary. Accordingly, if any of our patents or patent applications are determined to be jointly owned with a third party, such third party could independently practice the jointly-owned invention or license it to our competitors without our consent and without any obligation to share resulting revenues with us. This could significantly impair our competitive position and our ability to derive commercial value from such intellectual property.

In addition, the agreements under which intellectual property or technology is licensed from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects. In addition, we cannot be certain that the patent preparation, filing, prosecution and maintenance activities by any future licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights.

We depend on intellectual property licensed from third parties for development of our product candidates, and the termination of, or reduction or loss of rights under, these licenses would harm our business.

We exclusively license from the University of Pennsylvania and/or University of Florida certain patents and patent applications for products under development for our gene therapy program. Rights granted under the agreements are subject to various milestone payment, royalty, and other obligations on us, and may be revocable under certain circumstances including if we fail to make the payments due thereunder, commit a material breach of the agreement that is not cured within a certain time period after receiving written notice or fail to meet certain specified development and commercial timelines. Termination of a license agreement may result in us having to negotiate a new or reinstated agreement, which may not be available to us on equally favorable terms, or at all, which may mean we are unable to develop or commercialize one or more of the products under development in our gene therapy program.

Also, we do not have total control over the preparation, filing, prosecution and maintenance of patents and patent applications covering the technology that we license under these agreements. We cannot be certain that the preparation, filing, prosecution, and maintenance activities by our licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. Our licensors may elect to reduce their investment in, or entirely abandon, the prosecution of certain patent applications or the maintenance of certain patents that are licensed to us. If a licensor abandons prosecution of a patent application or fails to pay the maintenance or annuity fees necessary to keep a licensed patent in force, we may lose patent protection that is critical to our business, and our competitors may be able to enter the market as a result. Our licensors may take positions during patent prosecution, including accepting claim amendments or making statements in response to examiner rejections, that narrow the scope of the claims of in-licensed patents in ways that are adverse to our commercial interests. We may have limited or no ability to prevent our licensors from taking such positions, and narrowed patent claims may be insufficient to prevent competitors from commercializing products that compete directly with our product candidates. Our license agreements may not give us the right to step in and assume prosecution or maintenance of a licensed patent application or patent in the event our licensor fails or declines to do so. Even where our license agreements contain such step-in rights, we may not have sufficient resources, expertise, or access to relevant prosecution history and supporting documentation to effectively exercise those rights, and we may be subject to restrictions that limit our ability to prosecute in a manner that best serves our commercial interests.

In addition, our licensors may grant licenses to, or otherwise permit the use of, the in-licensed intellectual property by third parties, including our competitors, in ways that overlap with or diminish the value of our licensed rights. Even where we hold exclusive licenses, the scope of our exclusivity may be subject to dispute or interpretation, and our licensors may take the position that certain grants to third parties fall outside the scope of our exclusivity. If our licensors grant overlapping licenses to our competitors, or if competitors obtain rights from our licensors to develop or commercialize products that compete with our product candidates, our competitive position could be materially harmed.

We may, in the future, enter into additional license agreements. The rights granted under license agreements are and may be subject to various milestone payment, royalty, insurance or other obligations on us, and may be revocable under certain circumstances including if we cease to do business, fail to make the payments due thereunder, commit a material breach of the agreement that is not cured within a certain time period after receiving written notice or fail to meet certain specified development and commercial timelines. Termination of a license agreement may result in us having to negotiate a new or reinstated agreement, which may not be available to us on equally favorable terms, or at all, which may mean we are unable to develop or commercialize the drug therapy covered by the license. We do not have total control over the preparation, filing, prosecution and maintenance of patents and patent applications covering the technology that we license.

Expansion through obtaining rights to product candidates and approved products through acquisitions may not be successful.

We may acquire or seek to acquire the rights to other products, product candidates, or technologies in the future. The future growth of our business may depend in part on our ability to acquire the rights to approved products, additional product candidates, or technologies. However, we may be unable to acquire the rights to any such products, product candidates, or technologies from third parties. The acquisition of pharmaceutical products is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire products, product candidates, or technologies that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to acquire the rights to the relevant product, product candidate, or technology on terms that would allow us to make an appropriate return on our investment. Furthermore, we may be unable to identify suitable products, product candidates, or technologies within our area of focus. If we are unable to successfully obtain rights to suitable products, product candidates or technologies, our ability to pursue this element of our strategy could be impaired.

Risks Related to Our Employee Matters and Managing Growth

We are dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

We are highly dependent on our management, scientific, and medical personnel, including George Magrath, MD, Chief Executive Officer and Board Director. We have entered into employment agreements with our executive officers, but any employee may terminate his or her employment with us. The loss of the services of any of our executive officers, other key employees or consultants, or other scientific and medical advisors in the foreseeable future might impede the achievement of our research, development, and commercialization objectives. If we fail to retain key personnel and are unable to hire highly qualified replacements, we may not be able to meet key objectives, such as meeting financial goals, and maintaining or expanding our business. We rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. Recruiting and retaining qualified scientific personnel and business and commercial personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific personnel from universities and research institutions. Failure to succeed in clinical trials may also make it more challenging to recruit and retain qualified scientific personnel.

We expect that we will need to develop and expand a number of corporate functions in our company (including sales, marketing, and distribution teams), and, as a result, we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

We expect to increase our number of employees and the scope of our operations as we further the clinical development of our product candidates. To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational, and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of our attention away from our day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, and give rise to operational mistakes, loss of business opportunities, loss of employees, or reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage our future development and expansion.

A variety of risks associated with operating internationally for us and our collaborators could adversely affect our business.

In addition to our U.S. operations, we may pursue international operations in the future and would face risks associated with such global operations, including possible unfavorable regulatory, pricing and reimbursement, legal, political, tax, and labor conditions, which could harm our business. We plan to conduct clinical trials outside of the United States. We are subject to numerous risks associated with international business activities, including:

- compliance with differing or unexpected regulatory requirements for our product candidates;

- different medical practices and customs affecting acceptance of our product candidates, if approved, or any other approved product in the marketplace;

- language barriers;

- the interpretation of contractual provisions governed by foreign law in the event of a contract dispute;

- difficulties in staffing and managing foreign operations, and an inability to control commercial or other activities where it is relying on third parties;

- workforce uncertainty in countries where labor unrest is more common than in the United States;

- potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

- production shortages resulting from any events affecting raw material supply or manufacturing capability abroad;

- foreign government taxes, regulations, and permit requirements;

- U.S. and foreign government tariffs, trade restrictions, price and exchange controls, and other regulatory requirements;

- economic weakness, including inflation, natural disasters, war, events of terrorism, or political instability in particular foreign countries;

- fluctuations in currency exchange rates, which could result in increased operating expenses and reduced revenues;

- compliance with tax, employment, immigration, and labor laws, regulations, and restrictions for employees living or traveling abroad;

- changes in diplomatic and trade relationships; and

- challenges in enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States.

If we experience any of these risks, our sales in non-U.S. jurisdictions may be harmed, our results of operations would suffer, and our reputation and business prospects would be negatively impacted.

Our business and operations could suffer in the event of system failures or unplanned events, including cyber incidents, network security breaches, service interruptions, or data corruption.

Despite the implementation of security measures, our internal computer systems and those of our current and future contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunications and electrical failures. We have experienced cyber attacks in the past. While these attacks did not have a significant impact to the Company, we may continue to experience such attacks. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Moreover, the rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed. We may be required to expend significant resources, fundamentally change our business activities and practices, or modify our operations, including our clinical trial activities, or information technology in an effort to protect against security breaches and to mitigate, detect and remediate actual or potential vulnerabilities. Furthermore, failure to protect our information technology infrastructure against cyber incidents, network security breaches, service interruptions, or data corruption could materially disrupt our operations and adversely affect our business, operating results, or the effectiveness of our internal controls over financial reporting. Furthermore, any unplanned event, such as flood, fire, explosion, tornadoes, earthquake, extreme weather condition, medical epidemics, power shortage, telecommunications failure, cybersecurity incidents, network security breaches, service interruptions, or data corruption other natural or manmade accidents or incidents, or pandemics, that result in us being unable to fully utilize the facilities, may have an adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on its financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates, or interruption of our business operations.

Risks Related to Ownership of Our Common Stock

The market price of our common stock is expected to be volatile.

The market price of our common stock has been, and may continue to be, subject to significant fluctuations. Some of the factors that may cause the market price of our common stock to fluctuate include:

- the announcement of new products or product enhancements by us or our competitors;

- changes in our relationships with our licensors or other strategic partners;

- developments concerning intellectual property rights and regulatory approvals;

- variations in ours and our competitors' results of operations;

- substantial sales of shares of our common stock due to the release of lock-up agreements;

- the announcement of clinical trial results;

- the announcement of potentially dilutive financings;

- changes in earnings estimates or recommendations by securities analysts;

- changes in the structure of healthcare payment systems;

- developments and market conditions in the pharmaceutical and biotechnology industries;

- any acquisitions or dispositions of products, product candidates or businesses; and

- the results of clinical trials of our gene therapy products, PS, or any other product candidate that we may develop.

Further, the stock market, in general, and the market for biotechnology companies, in particular, have experienced extreme price and volume fluctuations. As a result of this volatility, investors may not be able to sell their securities at a profit. Continued market fluctuations could result in extreme volatility in the price of our common stock, which may be unrelated or disproportionate to our operating performance and could cause a decline in the value of our common stock and result in substantial losses for purchasers of our common stock.

Our ability to utilize our common stock to finance future capital needs, or for other purposes, is limited by our authorized shares available for issuance.

As of December 31, 2025, we had authority to issue a total of 125.0 million shares of common stock, of which approximately 69.9 million shares had been issued and 48.9 million shares were reserved for issuance pursuant to outstanding stock options, restricted stock units, and warrants.

Because a limited number of shares of common stock are presently available for issuance, our ability to raise additional capital through the sale of common stock is significantly constrained. We currently anticipate asking stockholders to approve an increase in our authorized shares of common stock at the 2026 Annual Meeting of Stockholders. If such approval is not obtained, we may be required to rely on alternative financing structures if additional capital is needed. These alternative financing arrangements may be less favorable to us or may not be available on acceptable terms, which could require us to forego business opportunities. In addition, if we do not have sufficient shares available for issuance, our ability to offer equity-based compensation to attract, retain, and incentivize employees may be limited.

If we fail to comply with the continued listing standards of Nasdaq, our common stock may be delisted, and our ability to access the capital markets could be negatively impacted.

Our common stock is listed for trading on the Nasdaq Capital Market ("Nasdaq"). In order to maintain our listing, we must satisfy Nasdaq's continued listing requirements (the "Nasdaq Listing Rules"). The Nasdaq Listing Rules require that the closing price of our common stock generally remain at or above $1.00 per share (the "Minimum Bid Price Requirement"). The closing price of our common stock has traded below $1.00, and may fall below $1.00 per share in the future. If our common stock closes at a price below $1.00 per share for 30 consecutive business days, we could be delisted from Nasdaq. In the event we do receive a notice of deficiency from Nasdaq, we expect that the applicable Nasdaq Listing Rules would provide us with an initial period of 180 calendar days to regain compliance with the Minimum Bid Price Requirement, which may be extended by Nasdaq in its discretion.

There can be no assurances that we will be able to continue to comply with the Minimum Bid Price Requirement. We intend to monitor the closing price of our common stock and may, if appropriate, consider available options to regain compliance with the Minimum Bid Price Requirement, which could include seeking to effect a reverse stock split. There are many factors outside of our control that may adversely affect our minimum bid price, including those described herein and in our other filings with the SEC.

Any potential delisting of our common stock from Nasdaq would likely result in decreased liquidity and increased volatility for our common stock and may damage our reputation, adversely affecting our ability to raise additional capital or to pursue our strategic business plans. Additionally, delisting would make it more difficult for our stockholders to sell our common stock in the public market. Further, if the Company seeks to implement a reverse stock split in order to remain listed, the announcement or implementation of such a reverse stock split could negatively affect the price of our common stock.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently expect to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be investors' sole source of gain, if any, for the foreseeable future.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could seriously harm our business. The outcome of any future litigation is uncertain and, we may incur significant costs and damages to our reputation.

Actions of activist stockholders could adversely affect our business and stock price and cause us to incur significant expenses.

We strive to maintain constructive, ongoing communications with all of our stockholders. While our Board and management welcome stockholder views and opinions with the goal of enhancing value for all our stockholders, we may from time to time be subject to proxy solicitations, stockholder proposals, or other attempts to effect changes or acquire control over the Company by activist stockholders that may not align with our business strategies or the best interests of all of our stockholders. In 2025, we were the target of a proxy contest initiated by Mina Sooch, our former Chief Executive Officer, which was settled prior to the 2025 Annual Meeting of Stockholders. Responding to proxy contests, proposals, and other actions by activist stockholders requires, and may in the future require, us to incur significant legal and consulting costs, proxy solicitation expenses, and administrative and associated costs. In addition, responding to proxy contests, proposals, and other actions by activist stockholders may divert the attention of our Board, management team and employees and disrupt our business and operations.

Perceived uncertainties regarding our future direction, our ability to execute our strategy, or changes to the composition of our Board or management team could arise due to proposals by activist stockholders or a proxy contest.

Such perceived uncertainties could interfere with our ability to execute our strategic plans, be exploited by our competitors and/or other activist stockholders, result in the loss of potential business opportunities, make it more difficult to attract and retain financial professionals and qualified employees, and adversely affect our relationship with existing and potential business partners, any of which could have a material adverse effect on our business. Further, actual or perceived actions by activist stockholders may cause significant fluctuations in our stock price based upon temporary or speculative market perceptions or other factors that do not necessarily reflect the Company's underlying fundamentals and prospects. Additionally, we may in the future become party to litigation as a result of matters arising in connection with a proxy contest or other activist stockholder actions, which could serve as a distraction to our Board and management and could require us to incur significant additional costs.

Our ability to utilize our common stock to finance future capital needs, or for other purposes, is limited by our authorized shares available for issuance.

Following our registered direct offering in November 2025, we had authority to issue a total of 125.0 million shares of common stock, of which approximately 69.0 million shares had been issued and 49.8 million shares were reserved for issuance pursuant to outstanding stock options, restricted stock units, and warrants.

With the limited shares of common stock presently available for issuance, our ability to secure additional funding through the sale of common stock is very limited. Absent an increase in the shares of common stock authorized to be issued, we will be limited to other financing structures in the event additional financing is required. Such alternative structures may be less favorable or unavailable in which case we may be forced to forego opportunities. We may also be limited in our ability to offer equity awards to incentive our employees if we do not have adequate shares available for issuance. We plan to ask stockholders to approve an increase in our authorized shares of common stock at the next annual meeting of stockholders, but there is no assurance that such approval will be obtained.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

The Company has adopted a cybersecurity risk management program that includes processes designed to identify, assess, manage, and monitor risks from cybersecurity threats. We have integrated cybersecurity risk management into our broader risk management framework to promote a company-wide culture of cybersecurity awareness and risk management. These processes include conducting an assessment of internal and external threats to the security, confidentiality, integrity and availability of Company data and systems along with other material risks to Company operations, at least annually and whenever there are material changes to the Company's systems or operations, and responding to risks identified. The Company's cybersecurity and risk management program is based on National Institute of Standards and Technology (NIST) frameworks. As part of our risk management process, the Company also engages outside providers to conduct periodic security assessments. As part of our third-party risk management program, we conduct assessments of vendor cybersecurity risks, including risks associated with our cloud vendors and other third parties.

Cybersecurity Threats

As of the date of this report, we have not identified any risks from a cybersecurity threat or incident that we believe has or is reasonably likely to have a material effect on our business strategy, results of operations, or financial condition. Despite our continuing efforts, we cannot guarantee that our cybersecurity safeguards will prevent breaches or breakdowns of our or our third-party service providers' information technology systems, particularly in the face of continually evolving cybersecurity threats and increasingly sophisticated threat actors. For more information, see Item 1A Risk Factors, "*Our business and operations would suffer in the event of system failures or unplanned events, including cyber incidents, network security breaches, service interruptions, or data corruption.*"

Governance

The cybersecurity risk management program, including the prevention, detection, mitigation, and remediation of cybersecurity incidents, is led by the Company's Chief Operating Officer and VP of Accounting in coordination with the Company's IT managed service provider. Both of these individuals have experience in overseeing our cybersecurity and information technology programs and have held similar oversight functions in prior roles. We rely heavily on information technology consultants for advice and expertise on monitoring evolving industry standards and to monitor our compliance with applicable policies. The VP of Accounting reports on cybersecurity matters to the Company's Audit Committee at least annually, as well as any time there are material changes to the Company's systems or operations and material updates are shared at each regular meeting of the full Board. The VP of Accounting also reports to the Company's Chief Financial Officer and other members of our senior management as appropriate. These reports may feature an overall assessment of the Company's compliance with the Company's cybersecurity policies and include topics such as risk assessment, risk management and control decisions, service provider arrangements, test results, security incidents and responses, and recommendations for changes and updates to policies and procedures. In addition, the results of any external reviews on our cybersecurity program are reported to senior management and the Audit Committee.

ITEM 2. PROPERTIES

As of December 31, 2025, pursuant to our lease agreements, we lease office and laboratory space in Durham, North Carolina:

Property Location	Approximate Square Footage	Use	Lease Expiration
8 Davis Drive, Suite 220 Durham, NC 27713	232	Laboratory and Office	Month-to-month
701 West Main Street, Suite 200 Durham, NC 27707	113	Laboratory and Office	Month-to-month
	345		

We may extend our current space or require additional space and facilities as our business expands, and we believe that suitable additional and alternative spaces will be available in the future on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to litigation and claims arising in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this filing, we do not believe we are party to any claim or litigation, the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business or financial condition, except for a complaint for patent infringement that we filed in collaboration with our commercialization partner for RYZUMVI® in March 2025 against Sandoz, Inc. ("Sandoz") in the District of New Jersey in response to Sandoz's submission of an Abbreviated New Drug Application to the U.S. Food and Drug Administration seeking approval to manufacture, use or sell a generic version of RYZUMVI® for the reversal of pharmacologically-induced mydriasis in the United States prior to the expiration of eight of our patents. The complaint seeks, among other relief, equitable relief enjoining Sandoz from infringing the specified RYZUMVI® patents. The case is currently in the middle of fact discovery and a trial date has been scheduled for January 2027. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our shares of common stock trade on the Nasdaq Capital Market under the symbol ''IRD''.

Holders

As of March 5, 2026, there were approximately 64 holders of record of our common stock, $0.0001 par value per share (''Common Stock''). The number of holders of record is based on the actual number of holders registered on the books of our transfer agent and does not reflect holders of shares in ''street name'' or persons, partnerships, associations, corporations, or other entities identified in security position listings maintained by depository trust companies.

Dividend Policy

We have not paid any cash dividends on our Common Stock since our inception and do not anticipate paying any cash dividends in the foreseeable future. We currently plan to retain our earnings, if any, to provide funds for the expansion of our business.

ITEM 6.   [RESERVED]

Not applicable.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Opus Genetics, Inc. (the "Company," "Opus," "we," "us," or "our") is a clinical-stage biopharmaceutical company developing gene therapies to restore vision and prevent blindness in patients with inherited retinal diseases ("IRDs"), and other types of therapies for additional ophthalmic disorders.

On October 22, 2024, Opus Genetics, Inc., a Delaware corporation formerly known as Ocuphire Pharma, Inc. (the "Company," "Opus," "we," "us" or "our"), acquired a private corporation then operating under the name of "Opus Genetics Inc." ("Private Opus") pursuant to the terms of an Agreement and Plan of Merger, dated as of October 22, 2024 (such agreement, the "Merger Agreement" and the transaction consummated via the Merger Agreement, the "Opus Acquisition"), by and among the Company, Private Opus, and certain merger subsidiaries party thereto. Further information about the Opus Acquisition can be found in Note 2 – Mergers, included in "Part II, Item 8 – Financial Statements and Supplementary Data" of this Annual Report.

Gene Therapy Programs

Our pipeline features a portfolio of seven adeno-associated virus ("AAV") based gene therapies that address mutations in genes that cause different forms of Leber congenital amaurosis ("LCA"), bestrophinopathy, and retinitis pigmentosa.

OPGx-LCA5

OPGx-LCA5 is designed to address a form of LCA due to biallelic mutations in the LCA5 gene, which encodes the lebercilin protein. LCA5-associated inherited retinal disease (IRD) is an early-onset severe inherited retinal dystrophy. Studies in patients with this mutation have reported evidence for the dissociation of retinal architecture and visual function in this disease, suggesting an opportunity for therapeutic intervention through gene augmentation. OPGx-LCA5 uses an adeno-associated virus 8 (AAV8) vector to precisely deliver a functional LCA5 gene to the outer retina via a single subretinal injection. The program has been granted Rare Pediatric Disease, Regenerative Medicine Advanced Therapy (RMAT), and Orphan Drug designations from the FDA.

OPGx-LCA5 is currently being evaluated in an open-label, Phase 1/2 clinical trial. To date, six late-stage participants have been treated with OPGx-LCA5, all of whom have experienced clinically meaningful improvements in vision, providing evidence of biological activity with the potential for functional restoration of vision in individuals with advanced disease.

In September 2025, we reported positive data from the six participants. The three pediatric participants treated over three months demonstrated large gains in cone-mediated vision with improvements across multiple measures of visual function. In the three adult participants, responses have been observed out to 18 months, underscoring the potential durability of the treatment response. OPGx-LCA5 has been well tolerated with no ocular serious adverse events or dose-limiting toxicities.

On November 6, 2025 the Company announced the successful completion of a Type B RMAT meeting with the FDA regarding OPGx-LCA5. The meeting provided constructive feedback from the FDA on key elements of the Company's registration strategy, including Chemistry, Manufacturing and Controls (CMC), and the pivotal trial design. The FDA acknowledged the significant unmet medical need for individuals with LCA5-related blindness and reaffirmed its commitment to regulatory flexibility for rare genetic diseases.

The Company will incorporate the FDA's feedback into its updated clinical development and CMC plans for the Phase 3 portion of the study to include enrolling as few as 8 participants in a single arm, 12-month study utilizing an adaptive design, which provides flexibility on endpoints and number of participants, reflective of LCA5 as a rare condition with an urgent medical need.

We expect the Phase 3 portion of the trial will include a run-in period prior to dosing to evaluate the natural history of each participant to serve as their own control in the study. The Company is actively identifying patients for this segment and has enrolled the first participant for ongoing disease monitoring. Following availability of validated clinical drug supply manufactured with the intended commercial processes, dosing with OPGx-LCA5 is anticipated in the second half of 2026 with topline clinical data expected approximately one year later.

In September 2025, the FDA introduced the Rare Disease Evidence Principles (RDEP) review process to facilitate the approval of drugs to treat rare diseases with very small patient populations with significant unmet medical need and with a known genetic defect that is the major driver of the pathophysiology. With a patient population of fewer than 1,000 individuals, the Company believes that its LCA5 program meets the eligibility criteria for the RDEP process and plans to submit an application.

OPGx-BEST1

OPGx-BEST1 is being developed for the treatment of IRDs associated with mutations in the BEST1 gene. BEST1 disease, or vitelliform macular dystrophy, is a rare, inherited retinal condition causing macular degeneration by mutations in the BEST1 gene, leading to progressive vision loss and, in some cases, blindness. In preclinical studies conducted in a naturally occurring canine model of BEST1 disease, OPGx-BEST1 demonstrated restoration of the retinal pigment epithelium-photoreceptor interface using AAV-mediated gene delivery, providing evidence in support of a first-in-man clinical trial.

In August 2025, we announced FDA clearance of an Investigational New Drug ("IND") application to initiate a clinical trial. An adaptive, open-label, dose-exploring Phase 1/2 trial, known as BIRD1, is currently recruiting participants to study the safety and tolerability of subretinally injected OPGx-BEST1 in participants with Best Vitelliform Macular Dystrophy (BVMD) or Autosomal-Recessive Bestrophinopathy (ARB). Initial data is expected in the mid-2026.

In November 2025, we dosed our first participant in our OPGx-BEST1 Phase 1/2 clinical trial, known as BIRD-1, in patients with BVMD or ARB. The trial is an adaptive, open-label, dose-exploring, safety and tolerability study. Treatment will be administered via a single subretinal injection in one eye of each participant with two dosing cohorts. The trial will also explore biological activity through functional and anatomical endpoints, including changes in visual function and retinal structure.

In December 2025, we announced that the Independent Data Monitoring Committee (IDMC) overseeing the trial completed its pre-specified safety review of the one-month data from the sentinel participant and recommended advancing enrollment and dosing of additional participants in the trial, without modification. To date, 2 participants have been treated in the study, representing both dominant and recessive forms of BEST disease, with three-month results from Cohort 1 expected in mid-2026.

We are planning to discuss with the FDA an adaptive Phase 1/2/3 trial design, similar to the design of the OPGx-LCA5 trial, and acceleration to a pivotal study if the majority of patients show a treatment-related fluid resolution on optical coherence tomography.

Earlier Stage Programs

We also have five programs in pre-clinical development. Three programs are currently in IND-enabling studies and received grant/partner funding to support their development: OPGx-RHO is being co-funded by the Foundation Fighting Blindness ("FFB") and the National Institutes of Health ("NIH"); OPGx-RDH12 is being co-funded by the Global RDH12 Alliance; and OPGx-MERTK is being co-funded by the Retinal Degeneration Fund ("RDF") of the FFB. Our pre-IND programs include OPGx-NMNAT1 and OPGxCNGB1.

Phentolamine Ophthalmic Solution 0.75% (PS)

Our pipeline also includes Phentolamine Ophthalmic Solution 0.75% (PS), a relatively non-selective alpha-1 and alpha-2 adrenergic antagonist designed to reduce pupil size, administered as an eye drop. It aims to work by uniquely blocking the alpha-1 receptors found on the radial iris dilator muscles, which are activated by the alpha-1 adrenergic receptors. PS is designed to reduce pupil diameter through a sympatholytic mechanism of action that avoids engaging the ciliary muscle, potentially reducing risks such as retinal tears or detachment associated with older parasympathomimetic agents. PS is targeting three different indications.

In November 2022, we entered into a license and collaboration agreement (as amended, the "Viatris License Agreement") with Viatris, Inc. ("Viatris"), pursuant to which we granted Viatris an exclusive license to develop, manufacture, import, export and commercialize PS for treating (a) reversal of pharmacologically-induced mydriasis, (b) decreased vision under mesopic (low) light conditions after keratorefractive surgery, and (c) presbyopia; and (ii) PS and low dose pilocarpine for treating presbyopia (together, the "PS Products") worldwide except for certain countries and jurisdictions in Asia. For more information on the Viatris License Agreement, please refer to Note 11 – License and Collaboration Agreements and Other Funding Agreements included in "Part II, Item 8– Financial Statements and Supplementary Data" of this Annual Report.

RYZUMVI® (phentolamine ophthalmic solution) 0.75%: PS was approved by the FDA for the treatment of pharmacologically-induced mydriasis under the brand name RYZUMVI® in September 2023, which triggered a $10 million milestone payment under the Viatris License Agreement. RYZUMVI® was commercialized by Viatris in April 2024.

Presbyopia: In June 2025, we announced positive results from VEGA-3, our second pivotal Phase 3 trial evaluating PS for the treatment of presbyopia, an ophthalmic disorder that involves the progressive loss of ability to focus on close objects that results in blurred near vision, difficulty seeing in dim light, and eye strain. VEGA-3 met its primary endpoint, with a statistically significant 27.2% of participants treated with PS achieving a ≥15-letter improvement in binocular distance-corrected near visual acuity (DCNVA), with less than a 5-letter loss in binocular best-corrected distance visual acuity (BCDVA) at 12 hours post-dose on Day 8, compared to 11.5% of patients on placebo (p<0.0001). The trial also met key secondary efficacy endpoints, reinforcing the benefit observed. Based on positive results from both Phase 3 studies, Viatris, the Company's global commercialization partner for PS, filed a supplemental New Drug Application (sNDA) with the FDA in December 2025. In February 2026, the FDA accepted the sNDA and set a Prescription Drug User Fee Act (PDUFA) action date of October 17, 2026.

Mesopic, Low-Contrast Conditions: We are conducting our second Phase 3 trial, known as LYNX-3, to treat significant, chronic night driving impairment in keratorefractive patients with reduced mesopic vision. The program is being conducted under a Special Protocol Assessment ("SPA") and has received Fast Track Designation from the FDA. The first Phase 3 trial, LYNX-2, met its primary endpoint of a gain of three lines (or 15 letters) or more of distance vision improvement on a low contrast chart in low light conditions after 15 days of dosing. In the study, 17.3% of participants treated with PS achieved a ≥15-letter Early Treatment Diabetic Retinopathy Study (ETDRS) (≥ 3-line) improvement in Mesopic Low Contrast Distance Visual Acuity (mLCVA) at Day 15, compared to 9.2% in the placebo group (p<0.05). We are currently enrolling participants in LYNX-3, with topline results from trial expected in the first half of 2026.

APX3330

APX3330 is a selective small molecule that is designed to act on the dual-functioning Apurinic/Apyrimidinic Endonuclease 1/Redox Effector Factor-1 (APE1/Ref-1) protein, referred to as Ref-1. We completed a Phase 2 clinical study of APX3330 in diabetic retinopathy and reached FDA agreement under a SPA for a Phase 3 program. We are currently seeking a strategic partner to advance the clinical development of this diabetic retinopathy program and redirecting existing resources toward the acquired gene therapy programs.

Strategic Outlook

We intend to advance our current active pipeline and may explore opportunities to out-license from our portfolio or in-license other drug candidates. To date, our primary activities have been conducting research and development activities, performing business and financial planning, recruiting personnel and raising capital. We have one product, RYZUMVI®, approved for sale that is generating royalties based on sales by Viatris, and we do not expect to consistently generate significant revenues, other than license and collaborations revenue, unless and until the FDA or other regulatory authorities approve, and we successfully commercialize, LCA5, BEST1, other internally-developed gene therapy assets or PS for other indications. Until such time, if ever, as we can consistently generate substantial product revenue, we expect to finance our cash needs through a combination of equity, debt and alternative financings as well as through collaborations, strategic alliances and licensing arrangements.

Through December 31, 2025, we have funded our operations primarily through equity financings, the issuance of convertible notes in private placements, license fee and milestone payments in connection with the Viatris License Agreement, and non-dilutive funding from collaborative partners.

Our net loss was $49.6 million and $57.5 million for the years ended December 31, 2025 and 2024, respectively, As of December 31, 2025, we had an accumulated deficit of $188.6 million. We anticipate that our expenses will continue to increase as we:

- continue clinical trials for LCA5, BEST1, PS and for any other product candidate in our future pipeline;

- continue nonclinical studies for our pipeline of gene therapies;

- develop additional product candidates that we identify, in-license or acquire;

- seek regulatory approvals for any product candidates that successfully complete clinical trials;

- contract to manufacture our product candidates;

- maintain, expand and protect our intellectual property portfolio;

- hire additional staff, including clinical, scientific, operational and financial personnel, to execute our business plan;

- add operational, financial and management information systems and personnel to support our product development and potential future commercialization efforts;

- continue to operate as a public company; and

- establish on our own or with partners, a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain regulatory approval.

Our net loss will likely continue to fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our nonclinical studies, clinical trials, expenditures on other research and development activities (and reimbursement thereof), and from potential milestone payments received from and revenue earned under the Viatris License Agreement or any other license and collaboration agreements that we enter into.

Financial Operations Overview

License and Collaborations Revenue

License and collaborations revenue to date was derived from a one-time, non-refundable payment related to a license transfer, an additional milestone payment and reimbursement of expenses earned under the Viatris License Agreement, and to a much lesser degree, from license agreements with BioSense Global LLC ("BioSense") and Processa Pharmaceuticals, Inc. ("Processa"). We anticipate that we will recognize revenue as we earn reimbursement for research and development services in connection with the Viatris License Agreement, up to a cap of $50.0 million, and we may earn additional revenues from potential milestone and royalty payments from the agreements with Viatris or from other license agreements entered into the future; however, the attainment of milestones or level of sales required to earn significant royalty payments is highly uncertain for the reasons explained below. Until further notice, we will report earned RYZUMVI® royalties as a component of license and collaboration revenue listed in the consolidated statements of comprehensive loss.

To date, outside of the license and collaborations revenue referenced above, we do not expect to generate significant revenue unless or until RYZUMVI® sales become material, or regulatory approval is obtained, and commercialization begins for LCA5, BEST1, other internally-developed assets or PS for additional indications. If we fail to complete the development of LCA5, BEST1, PS, or any other product candidate we may pursue or fail to obtain regulatory approval, our ability to generate significant revenue will be compromised.

Operating Expenses

The Company's operating expenses are classified into three categories: research and development, general and administrative, and acquired in-process research and development expenses.

Research and Development Expenses

To date, our research and development expenses have related primarily to the clinical stage development of our IRD programs, including LCA5 and BEST1, as well as development of PS, and APX3330. Research and development expenses consist of costs incurred in performing research and development activities, including compensation, benefits and stock-based compensation costs for research and development employees and costs for consultants, costs associated with nonclinical studies and clinical trials, regulatory activities, manufacturing activities to support clinical activities, license fees, nonlegal patent costs, fees paid to external service providers that conduct certain research and development, and an allocation of overhead expenses. We do not expect to incur meaningful research and development expenses in the future for APX3330.

Pursuant to the Viatris License Agreement, our research and development expenses related to the development of PS to date have been fully reimbursed by Viatris.

We expect that LCA5, BEST1, PS and other internally-developed assets will have higher development costs during the later stages of clinical development, as compared to costs incurred during their earlier stages of development, primarily due to the increased size and duration of the later-stage clinical trials and associated nonclinical studies. We expect our research and development expenses to increase over the next several years. However, it is difficult for us to determine with certainty the duration, costs and timing to complete our current or future preclinical programs and clinical trials of LCA5, BEST1, PS and other internally-developed assets.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation costs, for personnel in functions not directly associated with research and development activities. Other significant costs include insurance coverage for directors and officers and other property and liability exposures, legal fees relating to intellectual property and corporate matters, business development costs, professional fees for accounting and tax services, other services provided by business consultants and legal settlements.

Acquired In-Process Research and Development Expenses

We include costs to acquire or in-license product candidates as acquired in-process research and development expenses. These costs are immediately expensed provided that the payments do not also represent processes or activities that would constitute a "business" as defined under accounting standards generally accepted in the United States of America (U.S. GAAP) or provided that the product candidate has not achieved regulatory approval for marketing and, absent obtaining such approval, has no alternative future use. Royalties owed on future sales of any licensed product will be expensed in the period the related revenues are recognized. The costs associated with the Opus Acquisition were recorded as acquired in-process research and development expenses ("IPR&D").

Fair value change in warrant and other derivative liabilities

The fair value change in warrant and other derivative liabilities consists of the fair value changes associated with the March 2025 Warrants and March 2025 Private Placement Warrants, and to a much lesser extent, the Purchase Agreement, both described further below.

Financing costs

Financing costs consist of issuance costs attributed to our March 2025 Warrants and March 2025 Private Placement Warrants.

Interest Expense

Interest expense during the year ended December 31, 2025 relates to interest accretion under the RDF Agreement, described further below, which is accounted for as debt under ASC 470, *Debt*.

Other Income, net

Other income, net includes interest earned from cash and cash equivalent investments, realized and unrealized gains (losses) from equity investments, the gain in connection with Opus Acquisition and reimbursements in connection with grants and other sources when they occur.

Provision for Income Taxes

Provision for income taxes consists of federal and state income taxes in the United States, as well as deferred income taxes and changes in related valuation allowance reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Currently, a full valuation allowance has been provided on the net deferred tax assets as of December 31, 2025 and 2024 given the uncertainty of future taxable income and other related factors impacting the realizability or our remaining net deferred tax assets.

Results of Operations

The following table summarizes our operating results for the periods indicated (in thousands):

	For the Year Ended December 31,		
	2025	2024	Change
License and collaborations revenue	$ 14,196	$ 10,992	$ 3,204
Operating expenses:			
Research and development	30,812	26,851	3,961
General and administrative	21,983	18,215	3,768
Acquired in-process research and development expenses	—	28,000	(28,000)
Total operating expenses	52,795	73,066	(20,271)
Loss from operations	(38,599)	(62,074)	23,475
Fair value change in warrant and other derivative liabilities	(11,515)	72	(11,587)
Financing costs	(1,337)	—	(1,337)
Interest expense	(129)	—	(129)
Other income, net	1,989	4,470	(2,481)
Loss before income taxes	(49,591)	(57,532)	7,941
Provision for income taxes	—	—	—
Net loss	$(49,591)	$(57,532)	$ 7,941

Comparison of Years Ended December 31, 2025 and 2024

License and Collaborations Revenue

License and collaborations revenue was $14.2 million for the year ended December 31, 2025 compared to $11.0 million for the year ended December 31, 2024.

Revenue during 2025 and 2024 was derived largely from research and development services in connection with the Viatris License Agreement.

Research and Development

The following table illustrates the components of our research and development expenses for the periods presented (in thousands):

	For the Year Ended December 31,		
	2025	2024	Change
External costs:			
IRD programs	$11,625	$ 902	$ 10,723
Phentolamine Ophthalmic Solution 0.75% ("PS")	12,815	9,680	3,135
APX 3330	417	11,466	(11,049)
Unallocated	377	414	(37)
Total external cost	25,234	22,462	2,772
Internal costs:			
Employee related expenses	5,173	4,216	957
Facilities, supplies and other	405	173	232
Total internal costs	5,578	4,389	1,189
Total research and development expenses	$30,812	$26,851	$ 3,961

A greater percentage of research and development expense incurred has been allocated to IRD programs for the year ended December 31, 2025 as compared to the year ended December 31, 2024 as the Company continues to focus on developing the IRD gene therapy programs acquired in connection with the Opus Acquisition. Conversely, a lesser percentage of research and development expense incurred has been allocated to APX 3330 for the year ended December 31, 2025 as compared to the prior year period, as we do not expect to incur meaningful research and development expenses in the future for APX3330.

Research and development expenses for the year ended December 31, 2025 were $30.8 million compared to $26.9 million for the year ended December 31, 2024. The $4.0 million increase was primarily attributable to increased clinical research costs of $4.8 million, higher toxicology costs of $0.5 million, higher payroll related costs of $0.6 million, higher professional service costs of $0.5 million and other increased operating costs of $0.3 million on a net basis, partially offset by lower manufacturing costs of $2.4 million and lower regulatory costs of $0.4 million. Pursuant to the Viatris License Agreement, our research and development expenses related to the development of PS are fully reimbursed by Viatris. Research and development expenses included $1.0 million in stock-based compensation expense during each of the years ended December 31, 2025 and 2024.

General and Administrative

General and administrative expenses for the year ended December 31, 2025 were $22.0 million compared to $18.2 million for the year ended December 31, 2024. The $3.8 million increase was primarily attributable to public company related costs of $2.1 million, payroll related costs of $1.3 million, patent fees of $0.7 million, general legal fees of $0.3 million, professional service costs of $0.2 million, rent of $0.2 million and other operating costs of $0.8 million on a net basis, offset in part by business development activity associated with the prior year corporate strategic transaction in the amount of $1.8 million when compared to the corresponding prior year period. General and administrative expenses included $2.4 million in stock-based compensation expense during each of the years ended December 31, 2025 and 2024.

Acquired In-Process Research and Development Expenses

On October 22, 2024, the Company acquired Private Opus. Research and development projects of Private Opus which were in-process at the Opus Acquisition date were expensed as IPR&D and amounted to $28.0 million. Current accounting standards require that the fair value of IPR&D with no alternative future use be charged to expense on the acquisition date. There were no IPR&D costs in the current year period.

Fair value change in warrant and other derivative liabilities

The fair value change in warrant and other derivative liabilities was attributed to the March 2025 Warrants and March 2025 Private Placement Warrants and Purchase Agreement, described further below, was an expense of $11.5 million and a gain of $0.1 million for the years ended December 31, 2025 and 2024, respectively, attributed largely to the fluctuations in our common stock fair value and the number of potential shares of common stock issuable at the various discount tiers under the equity line financing.

Financing costs

Financing costs for the year ended December 31, 2025 of $1.3 million was comprised of issuance costs attributed to the March 2025 Warrants and March 2025 Private Placement Warrants. We did not have any financing costs during the year ended December 31, 2024.

Interest expense

During the year ended December 31, 2025, the Company recorded interest expense in connection with the RDF Agreement in the amount of $0.1 million. There was no interest expense during the comparable prior year period.

Other Income, net

During the year ended December 31, 2025, Opus had other income, net of $2.0 million related primarily to interest income in the amount of $1.3 million in connection with our cash and cash equivalents on-hand and to a lesser extent grant revenue in the amount of $0.7 million.

During the year ended December 31, 2024, Opus had other income, net of $4.5 million related primarily to the non-cash gain in connection with the Opus Acquisition of approximately $2.4 million and interest income in connection with our cash and cash equivalents on-hand of $2.0 million.

Provision for Income Taxes

We did not have any taxable income during the years ended December 31, 2025 and 2024.

Liquidity and Capital Resources

Capital Resources

As of December 31, 2025, our principal sources of liquidity consisted of cash and cash equivalents of $45.1 million. As disclosed in Note 14 — Subsequent Events, included in "Part II, Item 8 – Financial Statements and Supplementary Data" of this Annual Report, the Company received gross proceeds of approximately $25.0 million from its February 2026 private placement which closed on February 18, 2026. We believe that our current cash on hand will be sufficient to fund our operations for at least twelve months beyond the date of this filing. As of December 31, 2025, our cash and cash equivalents were invested primarily in cash deposits and cash equivalent investments at three large financial institutions.

Historical Capital Resources

Our primary source of cash to fund our operations has been various equity offerings in the amount of $118.1 million and the issuance of convertible notes in the amount of $8.5 million, inclusive of the promissory notes exchanged for Opus convertible notes. In addition, we received a one-time non-refundable cash payment of $35.0 million during the fourth quarter of 2022, a $10.0 million milestone payment during the fourth quarter of 2023, and have received reimbursement for costs related to development since the fourth quarter of 2022 totaling $37.7 million through December 31, 2025, all in connection with the Viatris License Agreement. Lastly, we received funding of approximately $1.7 million from the RDF Agreement and various research and development grants.

November 2025 Registered Direct Offering

On November 6, 2025, we entered into a securities purchase agreement to sell securities in a registered direct offering for gross proceeds of approximately $23.0 million, before deducting offering expenses. The financing was led by Perceptive Advisors and Balyasny Asset Management, with participation by new and existing institutional investors, including Nantahala Capital. We intend to use the net proceeds to advance our OPGx-LCA5 and OPGx-BEST1 gene therapy programs, as well as for working capital and general corporate purposes.

In the offering, we sold an aggregate of 3,827,751 shares of common stock at a price of $2.09 per share and, in lieu of common stock to certain investors, pre-funded warrants to purchase up to an aggregate of 7,177,033 shares of common stock at a purchase price of $2.0899 per pre-funded warrant. Each pre-funded warrant has an exercise price of $0.0001 per share of common stock, will be immediately exercisable subject to certain conditions set forth in each pre-funded warrant, and will not expire. The offering closed on November 7, 2025.

August 2025 Private Placement

On August 25, 2025, we entered into subscription agreements pursuant to which we agreed to issue and sell in the August 2025 Private Placement to certain investors an aggregate of 3,138,338 shares of our common stock. The aggregate gross proceeds from the August 2025 Private Placement were approximately $3.5 million. The August 2025 Private Placement closed on August 25, 2025.

We intend to use the net proceeds of the August 2025 Private Placement to expedite manufacturing process development, including scale-up of clinical and commercial production and testing, to ensure sufficient supply of cGMP material for its gene therapy candidates, OPGx-LCA5 and OPGx-BEST1. No underwriting discounts or commissions were paid with respect to the August 2025 Private Placement.

The August 2025 Private Placement was led by Cam Gallagher, Chair of our board of directors (the "Board"), with an investment of $1.0 million, along with participation by Sean Ainsworth, the lead independent director of the Board, and other investors.

March 2025 Financings

On March 21, 2025, we entered into an underwriting agreement with Craig-Hallum Capital Group, LLC, as the sole underwriter. Pursuant to the underwriting agreement, we agreed to issue and sell, in an underwritten public offering, 12,219,736 shares of common stock and warrants to purchase up to 21,052,631 shares of common stock (the "March 2025 Warrants"). Each share of common stock was sold together with one March 2025 Warrant to purchase one share of common stock, at a price to the public of $0.95 per share and related March 2025 Warrant. We also issued 8,832,895 pre-funded warrants ("Pre-Funded Warrants") at a price to the public of $0.9499 per Pre-Funded Warrant.

Also on March 21, 2025, we entered into a subscription agreement (the "Subscription Agreement") with each of Dr. George Magrath, the Company's Chief Executive Officer, and Cam Gallagher, the chairman our Board. Pursuant to the Subscription Agreement, the Company agreed to issue and sell, in a private offering (the "March 2025 Private Placement"), a total of 392,157 shares of common stock to Mr. Magrath and 784,314 shares of common stock to Mr. Gallagher, as well as 392,157 warrants to purchase shares of common stock to Mr. Magrath and 784,314 warrants to purchase shares of common stock to Mr. Gallagher ("March 2025 Private Placement Warrants"). Each March 2025 Private Placement Warrant has an initial exercise price of $1.15, expires on the five-year anniversary of the original issuance date and may be called by the Company 30 days following the release of the Company's OPGx-BEST1 DUO-1001 Cohort 1 data upon achievement of a volume weighted average price of our common stock for 30 consecutive trading days of over $1.725 per share and the trading average daily volume for such 30 day period exceeds $150,000 per trading day.

The combined gross proceeds from the March 2025 Offering and the March 2025 Private Placement, which both closed on March 24, 2025, were approximately $21.5 million, before deducting underwriting discounts and commissions and offering expenses payable by us. Additionally, as of December 31, 2025, 862,684 of the March 2025 Warrants were exercised for cash in the amount of $0.8 million.

The March 2025 Offering (including the shares of common stock issuable from time to time upon exercise of the March 2025 Warrants and the Pre-Funded Warrants) was made pursuant to our Registration Statement on Form S-3 (File No. 333-276462) filed with the SEC on January 10, 2024, including the prospectus dated January 23, 2024 contained therein, as the same has been supplemented.

March 2025 Warrants

The March 2025 Warrants have an initial exercise price equal to $0.95 per share of common stock and are exercisable for five years from the date of issuance. The exercise prices and numbers of shares of common stock issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders. A holder may not exercise the March 2025 Warrant if, after giving effect to such exercise, the holder (together with its affiliates) would beneficially own (as determined in accordance with the terms of the March 2025 Warrants) more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding common stock immediately after giving effect to the exercise.

The March 2025 Warrants are callable by us in certain circumstances. Subject to certain exceptions, in the event that the March 2025 Warrants are outstanding, if, after the closing date, March 24, 2025 (the "Closing Date"), (i) we have announced OPGx-BEST1 DUO-1001 Cohort 1 data, (ii) the volume weighted average price of the common stock for 30 consecutive trading days ("Warrant Measurement Period"), which 30 consecutive trading day period shall not have commenced until after the initial exercise date) exceeds $1.425 (subject to adjustment), (iii) the trading average daily volume for such Warrant Measurement Period exceeds $150,000 per trading day and (iv) the March 2025 Warrant holder is not in possession of any information that constitutes or might constitute material non-public information which was provided by the Company, its subsidiaries or any of its officers, directors, employees, agents or affiliates, then the Company may, within one trading day of the end of such Warrant Measurement Period, upon notice, call for cancellation of all or any portion of the March 2025 Warrants for which a notice of exercise has not yet been delivered for consideration equal to $0.001 per March 2025 Warrant share.

In the event of a fundamental transaction, as defined in the Form of Warrant, the holders of the March 2025 Warrants will be entitled to receive upon exercise the kind and amount of securities, cash or other property that the holders would have received had they exercised immediately prior to such fundamental transaction. Additionally, as more fully described in the Form of Warrant, in the event of certain fundamental transactions, the holders of the March 2025 Warrants will be entitled to receive consideration in an amount equal to the Black Scholes Value of the remaining unexercised portion of the March 2025 Warrants on the date of consummation of such fundamental transaction.

March 2025 Private Placement Warrants

The March 2025 Private Placement Warrants have an initial exercise price equal to $1.15 per share of common stock and are exercisable for five years from the date of issuance. The March 2025 Private Placement Warrants are callable by us in certain circumstances. Subject to certain exceptions, in the event that the March 2025 Private Placement Warrants are outstanding, if, after the Closing Date, (i) the Company announced OPGx-BEST1 DUO-1001

Cohort 1 data, (ii) the volume weighted average price of the common stock for 30 consecutive trading days ("Private Placement Measurement Period"), which 30 consecutive trading day period shall not have commenced until after the initial exercise date) exceeds $1.725 (subject to adjustment), (iii) the trading average daily volume for such Private Placement Measurement Period exceeds $150,000 per trading day and (iv) the March 2025 Private Placement Warrant holder is not in possession of any information that constitutes or might constitute material non-public information which was provided by the Company, its subsidiaries or any of its officers, directors, employees, agents or affiliates, then the Company may, within one trading day of the end of such Private Placement Measurement Period, upon notice, call for cancellation of all or any portion of the March 2025 Private Placement Warrants for which a notice of exercise has not yet been delivered for consideration equal to $0.001 per March 2025 Private Placement Warrant share. Other terms under the March 2025 Private Placement Warrants are generally identical to the terms of the March 2025 Warrants discussed above.

Pre-Funded Warrants

The Pre-Funded Warrants have an exercise price of $0.0001 per share of common stock and are immediately exercisable and are exercisable at any time until exercised in full. The exercise prices and numbers of shares of common stock issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the common stock. A holder may not exercise the Pre-Funded Warrant if, after giving effect to such exercise, the holder (together with its affiliates) would beneficially own (as determined in accordance with the terms of the Pre-Funded Warrants) more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding common stock immediately after giving effect to the exercise. In the event of a fundamental transaction, as defined in the Form of Pre-Funded Warrant, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction.

Lincoln Park Purchase Agreement

On August 10, 2023, we entered into a common stock purchase agreement with Lincoln Park Capital Fund, LLC ("Lincoln Park") for an equity line financing (the "Purchase Agreement"). The Purchase Agreement provided that, subject to the terms and conditions set forth therein, we had the sole right, but not the obligation, to direct Lincoln Park to purchase up to $50 million of shares of the Company's common stock from time to time over the 30-month term of the Purchase Agreement. A total of 1,946,792 shares of common stock were sold under the Purchase Agreement for gross proceeds through the termination of the Purchase Agreement in the amount of $5.2 million.

On April 2, 2025, the Company delivered written notice to Lincoln Park of its election to terminate the Purchase Agreement, effective as of April 3, 2025.

At-The-Market Program

Since 2021, the Company has maintained at-the-market equity offering programs (collectively, the "ATM Programs") pursuant to sales agreements with JonesTrading Institutional Services LLC ("JonesTrading") and, more recently, Leerink Partners LLC ("Leerink"). Under the ATM Programs, shares of our common stock may be offered and sold from time to time at prevailing market prices. References in this Annual Report on 10-K to proceeds from "the ATM" or "ATM offerings" refer collectively to sales of our common stock under one or more of the ATM Programs.

On March 11, 2021, we entered into a sales agreement with JonesTrading under which we may offer and sell, from time to time at our sole discretion, to or through JonesTrading, acting as agent and/or principal, shares of our common stock having an aggregate offering price of up to $40.0 million.

On January 13, 2025, the Company entered into a new sales agreement by and between the Company and Leerink under which we may offer and sell, from time to time at our sole discretion, to or through Leerink, acting as agent and/or principal, shares of our common stock having an aggregate offering price of up to $40.0 million. Upon entry into the new sales agreement, the Company terminated its prior ATM program pursuant to the Capital on Demand™ Sales Agreement dated March 11, 2021, by and between the Company and JonesTrading.

As of December 31, 2025, we had sold an aggregate of 9,573,250 shares of common stock under the ATM Programs since their inception, resulting in gross proceeds of $28.7 million and total issuance costs of $1.4 million.

Registered Direct Offering

On June 4, 2021, we entered into a placement agency agreement with A.G.P./Alliance Global Partners ("AGP"). Pursuant to the terms of the placement agency agreement, AGP on June 8, 2021, sold an aggregate of 3,076,923 shares of our common stock and warrants to purchase 1,538,461 shares of our common stock ("RDO Warrants") at an offering price of $4.875 per share and 0.50 RDO Warrants, for gross proceeds of $15.0 million, before deducting AGP's fees and related offering expenses in the amount of $1.1 million. The purchase agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties and termination provisions.

The RDO Warrants have an exercise price of $6.09 per share, are exercisable from the initial issuance date of June 8, 2021, and will expire five years following the initial issuance date. Subject to limited exceptions, a holder of a RDO Warrant will not have the right to exercise any portion of its RDO Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of a holder prior to the date of issuance, 9.99%) of the number of shares of common stock outstanding immediately after giving effect to such exercise; provided, however, that upon prior notice to us, the holder may increase or decrease the beneficial ownership limitation, provided further that in no event shall the beneficial ownership limitation exceed 9.99%. As of December 31, 2025, 1,538,461 RDO Warrants were outstanding. The offering of the securities was made pursuant to our effective shelf registration statement on Form S-3.

Pre-Rexahn Merger Financing

Securities Purchase Agreement

On June 17, 2020, the Company, Rexahn and certain investors entered into a Securities Purchase Agreement, which was amended and restated in its entirety on June 29, 2020 (as amended and restated, the "Securities Purchase Agreement"). Pursuant to the Securities Purchase Agreement, the investors invested a total of $21.15 million in cash, including $0.3 million invested by directors of the Company, and one director of Rexahn, upon closing of the Rexahn Merger (the "Pre-Merger Financing"). The Pre-Merger Financing also included the issuance of Series A Warrants and Series B Warrants discussed further below.

Waiver Agreements

Effective February 3, 2021, each investor that invested in the Pre-Merger Financing (each, a "Holder") entered into a Waiver Agreement with the Company (collectively, the "Waiver Agreements"). Pursuant to the Waiver Agreements, the Holders and the Company agreed to waive certain rights, finalize the exercise price and number of Series A Warrants and Series B Warrants, eliminate certain financing restrictions, extend the term of certain leak-out agreements, and, in the case of certain Holders, grant certain registration rights for the shares underlying the warrants.

The Waiver Agreements provide for the permanent waiver of the full ratchet anti-dilution provisions, contained in the Series A Warrants (as certain of the anti-dilution provisions had previously caused liability accounting treatment for the Series A Warrants). Upon the effective date of the Waiver Agreement, the Series A Warrants were reclassified to equity.

Pursuant to the Waiver Agreements, the number of shares underlying all of the Series B Warrants was fixed at 1,708,335 in the aggregate with respect to all Holders and all of the Series B Warrants were fully exercised for a nominal exercise price of $0.0001 per share of common stock.

Series A Warrants

The Series A Warrants were issued on November 19, 2020 at an initial exercise price of $4.4795 per share, were immediately exercisable upon issuance and had a term of five years from the date of issuance. The Series A Warrants were exercisable for 5,665,838 shares of common stock in the aggregate (without giving effect to any limitation on exercise contained therein). On November 19, 2025, the 5,665,838 Series A Warrants expired and as of December 31, 2025 they are no longer outstanding.

Company Convertible Notes

From May 2018 through March 2020, we issued the Company Convertible Notes for aggregate gross proceeds of $8.5 million, inclusive of the promissory notes exchanged for Company Convertible Notes. The final closing of the Company Convertible Notes occurred on March 10, 2020. The Company Convertible Notes had an interest rate of 8% per annum. On November 4, 2020, all of the Company's outstanding notes were converted into 977,128 shares of the Company's common stock in connection with the completion of the Rexahn Merger.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	For the Year Ended December 31,	
	2025	2024
Net cash used in operating activities	$(35,253)	$(25,576)
Net cash provided by investing activities	—	1,210
Net cash provided by financing activities	50,023	4,186
Net increase (decrease) in cash and cash equivalents	$ 14,770	$(20,180)

Cash Flow from Operating Activities

For the year ended December 31, 2025, cash used by operating activities of $35.3 million was attributable to a net loss of $49.6 million, adjusted by a reclassification to financing activities related to the March 2025 financings and by non-cash net operating income of approximately $16.5 million in the aggregate, and attributed to a net change cash use of approximately $2.2 million in Opus's net operating assets and liabilities. The non-cash expenses consisted principally of a fair value change in warrant and other derivative liabilities of $11.5 million, stock-based compensation of $3.4 million, non-cash interest expense of $0.1 million, depreciation of $0.1 million, and other non-cash items of $0.1 million. The reclassification to financing activities for issuance costs attributed to our liability classified warrants issued in March 2025 was $1.3 million. The change in operating assets and liabilities was primarily attributable to a decrease in our accrued expenses and by an increase in our prepaid expenses and other current assets, offset in part by an increase in our accounts payable and by decreases in both our accounts receivable and contract assets. All of the changes were attributed to fluctuations in Opus's operating expenses and collections under the normal course of business.

For the year ended December 31, 2024, cash used by operating activities of $25.6 million was attributable to net loss of $57.5 million, partially offset by approximately $28.9 million in non-cash operating expenses and offset by a net cash source of approximately $3.1 million resulting from the change in Opus's operating assets and liabilities. The non-cash expenses consisted principally of stock-based compensation of $3.4 million, non-cash IPR&D of $28.0 million in connection with the Opus Acquisition, offset by both a gain on the Opus Acquisition of $2.4 million and by a fair value gain attributed to the derivative liability of $0.1 million. The change in operating assets and liabilities was primarily attributable to an increase in accounts payable and accrued expenses, and by a decrease in prepaid expenses of $6.5 million in the aggregate, offset in part an increase in our accounts receivable and contract asset associated with the Viatris License Agreement of approximately $3.4 million associated with the fluctuations of Opus's operations.

Cash Flow from Investing Activities

There were no investing activities during the year ended December 31, 2025.

During the year ended December 31, 2024, net cash provided by investing activities was $1.2 million. Investing activities during the period consisted of cash acquired in the amount of $1.2 million in connection with the Opus Acquisition.

Cash Flow from Financing Activities

Net cash provided by financing activities during the year ended December 31, 2025 was $50.0 million, which consisted principally of proceeds received from the November 2025 Registered Direct Offering in the amount of $23.0 million, March 2025 Offering and March 2025 Private Placement in the amount of $21.5 million, August 2025 Private Placement in the amount of $3.5 million, and from gross proceeds received from the Leerink ATM in the amount of $2.3 million. The financings were offset by issuance costs of $2.3 million in the aggregate. Lastly, we received funding of $1.0 million in connection with the RDF Agreement and from the proceeds of warrant and stock option exercises in the amount of $1.2 million, offset in part of by the repurchase of common stock for employee withholding taxes in the amount of $0.2 million.

Net cash provided by financing activities during the year ended December 31, 2024 was $4.2 million that consisted principally of proceeds received from the Purchase Agreement and ATM, net of issuance costs, in the amount of $4.3 million, offset in part of by the repurchase of common stock for employee withholding taxes of $0.1 million.

Liquidity and Capital Resource Requirements

As of December 31, 2025, we had cash and cash equivalents of $45.1 million. Our primary source of cash to fund our operations has been various equity offerings in the amount of $118.1 million and the issuance of convertible notes in the amount of $8.5 million, inclusive of the promissory notes exchanged for Opus convertible notes. In addition, we received a one-time non-refundable cash payment of $35.0 million during the fourth quarter of 2022, a $10.0 million milestone payment during the fourth quarter of 2023, and have received reimbursement for costs related to development since the fourth quarter of 2022 totaling $37.7 million through December 31, 2025, all in connection with the Viatris License Agreement. Lastly, we received funding of approximately $1.7 million from the RDF Agreement and various research and development grants.

To date, outside of the license and collaborations revenue referenced above, we do not expect to generate significant revenue unless or until RYZUMVI® sales become material, or regulatory approval is obtained and commercialization begins for LCA5, BEST1, other internally-developed assets or PS for additional indications. If we fail to complete the development of LCA5, BEST1, other internally-developed assets, PS or any other product candidate we may pursue in the future in a timely manner or fail to obtain regulatory approval for any of such product candidates, our ability to generate significant revenue would be compromised.

Through the ATM program with Leerink, we may offer and sell, from time to time at our sole discretion, to or through Leerink, acting as agent and/or principal, shares of our common stock having an aggregate offering price of up to $40 million. As of December 31, 2025, we had sold an aggregate of 9,573,250 shares of common stock under the ATM Programs since their inception, resulting in gross proceeds of $28.7 million and total issuance costs of $1.4 million.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation, warrants or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through future collaborations, strategic alliances or licensing arrangements with pharmaceutical partners, we may have to relinquish valuable rights to our technologies, future revenue streams or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or through collaborations, strategic alliances or licensing arrangements when needed, we may be required to delay, limit, reduce or terminate our product development, future commercialization efforts, or grant rights to develop and market our product candidates that we would otherwise prefer to develop and market ourselves.

Future Capital Requirements

Pursuant to the Viatris License Agreement, our budgeted research and development expenses related to the development of PS are fully reimbursed by Viatris. The development of LCA5, BEST1 and other internally-developed assets is subject to numerous uncertainties, and we have based these estimates on assumptions that may prove to be substantially different than what we currently anticipate and could result in cash resources being used sooner than what we currently expect. Additionally, the process of advancing early-stage product candidates and testing product candidates in clinical trials is costly, and the timing of progress in these clinical trials is uncertain. Our ability to successfully transition to profitability will be dependent upon achieving a level of product sales adequate to support our cost structure. We cannot give any assurance that we will ever be profitable or generate positive cash flow from operating activities.

Contractual Obligations and Commitments

Facility and Equipment Leases

On January 1, 2025, the Company relocated its headquarters to Durham, North Carolina. On July 1, 2025, the Company extended the lease for its headquarters in Durham, North Carolina for three months through September 30, 2025, and the lease is currently on a month-to-month basis as of the issuance of this Annual Report.

The Company also leases additional laboratory space in Durham, North Carolina on a month-to-month basis.

Upon the Opus Acquisition, the Company assumed a number of equipment leases which expired in July 2025 and are now on a month-to-month basis.

Letter Agreement and Strategic Partnership—FFB

Under the 2025 Letter Agreement, we are required to make the remaining $0.3 million payment installment on or before January 31, 2027 upon receipt of semi-annual reports from the FFB outlining the progress being made in the Study, including visit completion status and publication plans. For more information on the terms of the 2025 Letter Agreement and related payments thereunder, see Note 5 — Related Party Transactions in "Part II, Item 8 – Financial Statements and Supplementary Data" of this Annual Report.

RDF Agreement

On June 13, 2025, we entered into the RDF Agreement with the RDF, whose sole member is FFB, a significant stockholder of the Company, relating to our program to develop gene therapies to treat patients impacted by retinitis pigmentosa caused by pathogenic variants in the MERTK gene.

Under the RDF Agreement, we will pay a milestone payment equal to the total amounts funded by RDF under the RDF Agreement upon the achievement of a regulatory milestone. We will also make tiered royalty payments to RDF in low-to-mid single percentages until RDF has received aggregate royalty payments equal to 300% of the amounts funded by RDF under the Agreement. In the event of a change of control of the Company or a sale or exclusive license of the MERTK Program, RDF will have the option to require us to buy out RDF's interest under the Agreement for an amount equal to 100% of the funds disbursed to us under the Agreement. For more information on the terms and related obligations under the RDF Agreement, see Note 5 — Related Party Transactions in "Part II, Item 8 – Financial Statements and Supplementary Data" of this Annual Report.

As of the date of this Report, we determined that none of the future obligations under the agreement were probable.

Apexian Sublicense Agreement

On January 21, 2020, we entered into the Apexian Sublicense Agreement, pursuant to which we obtained exclusive worldwide patent and other intellectual property rights that constitute a Ref-1 Inhibitor program relating to therapeutic applications to treat disorders related to ophthalmic and diabetes mellitus conditions.

In connection with the Apexian Sublicense Agreement, we issued 843,751 shares of our common stock to Apexian and certain of Apexian's affiliates.

We agreed to make one-time milestone payments under the Apexian Sublicense Agreement for each of the first ophthalmic indication and the first diabetes mellitus indication. These milestone payments include (i) payments for specified developmental and regulatory milestones totaling up to $11 million in the aggregate and (ii) payments for specified sales milestones of up to $20 million in the aggregate, each of which net sales milestone payments is payable once, upon the first achievement of such milestone.

Additionally, we also agreed to make royalty payments equal to a single-digit percentage of our net sales of products covered by the patents under the Apexian Sublicense Agreement. None of the milestone or royalty payments were triggered or deemed probable as of the date of this Report.

Other Commitments

In the course of normal operations, we enter into cancelable purchase commitments from time to time with our suppliers for various key research, clinical and manufacturing services. The purchase commitments covered by these arrangements are subject to change based on our research and development efforts.

Other Funding Requirements

As noted above, certain of our cash requirements relate to the funding of our ongoing research and development of our gene therapy product candidates, inclusive of any potential milestone and royalty obligations under our intellectual property licenses. See "Part I, Item 1— Business— Pipeline— Sales and Marketing—Manufacturing— Apexian Sublicense Agreement— Review and Approval of Drugs and Biologics in the United States" in this Annual Report for a discussion of design, development, pre-clinical and clinical activities that we may conduct in the future, including expected cash expenditures required for some of those activities, to the extent we are able to estimate such costs.

Our other cash requirements within the next twelve months include accounts payable, accrued expenses, purchase commitments and other current liabilities. Our other cash requirements greater than twelve months from various contractual obligations and commitments may include operating leases and contractual agreements with third-party service providers for clinical research, product development, manufacturing, commercialization, supplies, payroll, equipment maintenance, and audits for periods into calendar year 2026. Refer to Note 3 – Commitments and Contingencies included in "Part II, Item 8 – Financial Statements and Supplementary Data" of this Annual Report for further detail of our lease obligation and license agreements with regard to the timing of expected future payments.

We expect to satisfy our short-term and long-term obligations through cash on hand, from future equity and debt financings, and from reimbursement payments, potential milestone and royalty payments under the Viatris License Agreement and any future collaborations and license agreements, until we generate an adequate level of revenue from commercial sales to cover expenses, if ever.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements as well as the reported amounts of revenue and expense during the periods presented. We believe that the estimates and judgments upon which we rely are reasonably based upon information available to us at the time that we make these estimates and judgments. To the extent that there are material differences between these estimates and actual results, our financial results will be affected. The accounting policies that reflect our more significant estimates and judgments and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below.

Our significant accounting policies are discussed in Note 1 — Company Description and Summary of Significant Accounting Policies, included in "Part II, Item 8 – Financial Statements and Supplementary Data" of this Annual Report. We believe that the following accounting policies and estimates are the most critical to aid in fully understanding and evaluating our reported financial results. These estimates require our most difficult, subjective, or complex judgments because they relate to matters that are inherently uncertain. We have reviewed these critical accounting policies and estimates and related disclosures with the Audit Committee of our Board of Directors. We have not made any material changes to date, nor do we believe there is a reasonable likelihood of a material future change to the accounting methodologies for the areas described below.

License and Collaborations Revenue

We account for license and collaborations revenue in accordance with the provisions of the Financial Accounting Standards Board Accounting Standards Codification 606, *Revenue from Contracts with Customers*. The guidance provides a unified model to determine how revenue is recognized. We have entered into license and collaboration agreements which have revenue recognition implications. We recognize license and collaborations revenue by first allocating the transaction price of a contract to each performance obligation under the contract based on its stand-alone price. The stand-alone price of each performance obligation is based on its fair value utilizing a discounted cash flow approach, taking into consideration assumptions, including projected worldwide net profit for each of the respective programs based on probability assessments, projections based on internal forecasts, industry data, and information from other guideline companies within the same industry and other relevant factors. We do not expect to have in the future significant variable consideration adjustments related to our existing license and collaborations revenue recognized. For discussion about the determination of license and collaborations revenue, see Note 10 — License and Collaboration Revenue and Other Funding Agreements included in "Part II, Item 8 – Financial Statements and Supplementary Data" of this Annual Report.

Warrant Liabilities

The Company issued warrants to purchase equity securities in connection with the March 2025 financings that are recorded under the warrant liabilities line item in the accompanying consolidated balance sheets. The Company accounts for these warrants as a liability at fair value when the valuation inputs are not fixed and determinable. Additionally, issuance costs associated with the warrant liability were expensed as incurred and reflected as financing costs in the accompanying consolidated statements of comprehensive loss. The Company adjusts the liability for changes in fair value until the earlier of the exercise or expiration of the warrants. Any future change in fair value of the warrant liabilities, when outstanding, is recognized in the consolidated statements of comprehensive loss under the fair value change in warrant and other derivative liabilities line item. See Note 7 – Financings included in "Part II, Item 8 – Financial Statements and Supplementary Data" of this Annual Report

Income Tax Assets and Liabilities

A full valuation allowance has been provided on our net deferred tax assets given the uncertainty of future taxable income and other related factors impacting the realizability of our remaining net deferred tax assets. For additional information, see Note 12 — Income Taxes included in "Part II, Item 8 – Financial Statements and Supplementary Data" of this Annual Report.

Acquired In-Process Research and Development

In association with the Opus Acquisition, we acquired in-process research and development ("IPR&D") that was recorded at fair value under the Multi-Period Excess Earnings Method ("MPEEM") model. Under the MPEEM model, the fair value of IPR&D was calculated based on estimated future cash flows which requires judgement with respect to the assumptions of revenue growth rate, projected EBITDA margin and the selection of an appropriate discount rate. The assumptions surrounding revenue growth rate and projected EBITDA margin factor the future development and commercialization of the associated IRD therapies based upon industry data and external market research. The estimated fair value of the IPR&D is sensitive to changes in these projections and assumptions; therefore, in some instances, changes in these assumptions could materially impact the fair value. These IPR&D costs are immediately expensed provided that the payments do not also represent processes or activities that would constitute a "business" as defined under U.S. GAAP or provided that the product candidate has not achieved regulatory approval for marketing, and absent obtaining such approval, has no alternative future use. Royalties owed on future sales of any licensed product will be expensed in the period the related revenues are recognized. See Note 2 – Mergers included in "Part II, Item 8 – Financial Statements and Supplementary Data" of this Annual Report.

Recent Accounting Pronouncements

From time to time the FASB, or other standard-setting bodies, issue new accounting pronouncements. Where applicable, we adopt these new standards according to the specified effective dates. Unless otherwise disclosed in the notes to the consolidated financial statements appearing in this Annual Report, we believe that the impact of any recently issued standard(s) that are not yet effective will not have a material impact on our financial position or results of operations upon adoption. See Note 1 – Company Description and Summary of Significant Accounting Policies included in "Part II, Item 8 – Financial Statements and Supplementary Data" of this Annual Report for a more in-depth discussion of recently issued accounting standard(s).

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is included in this Annual Report beginning on page 108 and is incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, under the direction of the Chief Executive Officer and the Chief Financial Officer, our principal executive officer and principal financial officer, respectively, we have evaluated our disclosure controls and procedures as defined in Rule 13a-15(e) or 15d-15(e) as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management, including our Chief Executive Officer and Chief Financial Officer, recognizes that our internal control over financial reporting cannot prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed our internal control over financial reporting as of December 31, 2025, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2025 which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the fiscal quarter ended December 31, 2025, no director or officer of the Company adopted or terminated a ''Rule 10b5-1 trading arrangement'' or ''non-Rule 10b5-1 trading arrangement,'' as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

We will file a definitive Proxy Statement for our 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement") with the SEC, pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of the 2026 Proxy Statement that specifically address the items set forth herein are incorporated by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 is hereby incorporated by reference to the sections of the 2026 Proxy Statement under the captions "Proposal No. 1 – Election of Directors," "Corporate Governance," "Executive Officers," and "Delinquent Section 16(a) Reports."

We have adopted an Insider Trading Compliance Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers and employees, and have implemented processes for the Company that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is hereby incorporated by reference to the sections of the 2026 Proxy Statement under the captions "Executive Compensation" and "Proposal No. 1 – Election of Directors – Non-Employee Director Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is hereby incorporated by reference to the sections of the 2026 Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation – Securities Authorized for Issuance under Equity Compensation Plans."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is hereby incorporated by reference to the sections of the 2026 Proxy Statement under the captions "Certain Relationships and Related-Party Transactions" and "Corporate Governance."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is hereby incorporated by reference to the sections of the 2026 Proxy Statement under the caption "Proposal No. 2 – Ratification of Independent Registered Public Accounting Firm."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as a part of this Annual Report on Form 10-K:

(a)   Financial Statements: The financial statements filed as part of this report are listed in Part II, Item 8.

(b)   Financial Statement Schedules: The schedules are either not applicable or the required information is presented in the financial statements or notes thereto.

(c)   Exhibits: The following exhibits are incorporated by reference or filed as part of this Annual Report on Form 10-K:

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
2.1	Agreement and Plan of Merger, dated as of October 22, 2024, by and among the Company, Former Opus, Orange Merger Sub I, Inc., and Orange Merger Sub II, LLC (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed on October 22, 2024).
3.1	Restated Certificate of Incorporation of Ocuphire Pharma, Inc., dated as of June 12, 2024 (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q, filed on August 13, 2024).
3.2	Certificate of Amendment to the Restated Certificate of Incorporation of the Company, effective as of October 23, 2024 (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K, filed on October 22, 2024).
3.3	Certificate of Designation of Series A Non-Voting Convertible Preferred Stock, effective as of October 22, 2024 (incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K, filed on October 22, 2024).
3.4	Certificate of Designation of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K, filed on February 19, 2025).
3.5	Amended and Restated Bylaws, dated as of March 19, 2025 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed on March 20, 2025).
4.1	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on October 13, 2017).
4.2	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on October 19, 2018).
4.3	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on January 25, 2019).
4.4	Form of Series A/B Warrants (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on July 1, 2020).
4.5	Form of Warrant to purchase shares of common stock (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K/A, filed on June 7, 2021).
4.6	Form of Indenture (incorporated by reference to Exhibit 4.13 to the Registrant's Registration Statement on Form S-3, filed on January 10, 2024).
4.7	Form of Common Stock Warrant Agreement and Warrant Certificate (incorporated by reference to Exhibit 4.15 to the Registrant's Registration Statement on Form S-3, filed on January 10, 2024).
4.8	Form of Preferred Stock Warrant Agreement and Warrant Certificate (incorporated by reference to Exhibit 4.16 to the Registrant's Registration Statement on Form S-3, filed on January 10, 2024).
4.9	Form of Debt Securities Warrant Agreement and Warrant Certificate (incorporated by reference to Exhibit 4.17 to the Registrant's Registration Statement on Form S-3, filed on January 10, 2024).
4.10	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on March 24, 2025).
4.11	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K, filed on March 24, 2025).
4.12	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on November 6, 2025).

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
4.13**	Description of Securities.
10.1*	Amended and Restated Employment Agreement by and among the Company and Bernhard Hoffmann, effective as of November 5, 2020 (incorporated by reference to Exhibit 10.29 to the Registrant's Registration Statement on Form S-4, filed on September 30, 2020).
10.1.1*	First Amendment to the Amended and Restated Employment Agreement by and among the Company and Bernhard Hoffmann, effective as of March 26, 2023 (incorporated by reference to Exhibit 10.2.1 to the Registrant's Annual Report on Form 10-K, filed on March 30, 2023).
10.2*	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.30 to the Registrant's Registration Statement on Form S-4, filed on September 30, 2020).
10.3++	Sublicense Agreement, dated as of January 21, 2020, by and between Ocuphire Pharma, Inc. and Apexian Pharmaceuticals, Inc (incorporated by reference to Exhibit 10.31 to the Registrant's Registration Statement on Form S-4, filed on September 30, 2020).
10.3.1	First Amendment to Sublicense Agreement, dated as of June 4, 2020, by and between Apexian Pharmaceuticals, Inc. and Ocuphire Pharma, Inc (incorporated by reference to Exhibit 10.32 to the Registrant's Registration Statement on Form S-4, filed on September 30, 2020).
10.4	Lease Agreement, dated as of May 19, 2019, by and between Ocuphire Pharma, Inc. and Duke & Duke, LP (incorporated by reference to Exhibit 10.33 to the Registrant's Registration Statement on Form S-4, filed on September 30, 2020).
10.4.1	First Amendment to Lease Agreement, dated as of October 29, 2019, by and between Ocuphire Pharma, Inc. and Duke & Duke, LP (incorporated by reference to Exhibit 10.34 to the Registrant's Registration Statement on Form S-4, filed on September 30, 2020).
10.4.2	Second Lease Amendment, dated as of November 17, 2020, by and between the Company and Duke & Duke (incorporated by reference to Exhibit 10.43 to the Registrant's Annual Report on Form 10-K, filed on March 11, 2021).
10.4.3	Third Lease Amendment, dated as of September 9, 2021, by and between the Company and Duke & Duke (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed on November 12, 2021).
10.4.4	Fourth Lease Amendment, dated as of October 17, 2022, by and between the Company and Duke & Duke (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed on November 4, 2022).
10.4.5	Fifth Lease Amendment, dated as of November 29, 2023, by and between the Company and Duke & Duke (incorporated by reference to Exhibit 10.5.5 to the Registrant's Annual Report on Form 10-K, filed on March 8, 2024).
10.5*	Ocuphire Pharma, Inc. 2018 Equity Incentive Plan, dated as of April 9, 2018 (incorporated by reference to Exhibit 10.35 to the Registrant's Registration Statement on Form S-4, filed on July 6, 2020).
10.5.1*	First Amendment to 2018 Equity Incentive Plan, dated as of December 23, 2019 (incorporated by reference to Exhibit 10.36 to the Registrant's Registration Statement on Form S-4 , filed on July 6, 2020).
10.5.2*	Form of Option Agreement issuable under the Ocuphire Pharma, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.37 to the Registrant's Registration Statement on Form S-4, filed on July 6, 2020).
10.6*	Ocuphire Pharma, Inc. 2020 Equity Incentive Plan (incorporated by reference to Annex D to the Registrant's Registration Statement on Form S-4, filed on July 6, 2020).
10.6.1*	Form of Restricted Stock Unit Grant Notice issued under the Ocuphire Pharma, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.7.1 to the Registrant's Annual Report on Form 10-K, filed on March 30, 2023).
10.6.2*	Form of Stock Option Grant Notice issued under the Ocuphire Pharma, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.7.2 to the Registrant's Annual Report on Form 10-K, filed on March 30, 2023).

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
10.7++	Contingent Value Rights Agreement, dated as of November 5, 2020, by and among the Company, Shareholder Representative Services LLC and the Olde Monmouth Stock Transfer Co., Inc. (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, filed on November 6, 2020).
10.8*	Ocuphire Pharma, Inc. 2021 Inducement Plan (incorporated by reference to Exhibit 10.41 to the Registrant's Annual Report on Form 10-K, filed on March 11, 2021)
10.8.1*	First Amendment to 2021 Inducement Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, filed on November 1, 2023).
10.8.2*+	Second Amendment to 2021 Inducement Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, filed on November 12, 2024).
10.8.3*	Form of Stock Option Grant Notice issued under the Ocuphire Pharma, Inc. 2021 Inducement Plan (incorporated by reference to Exhibit 10.9.1 to the Registrant's Annual Report on Form 10-K, filed on March 30, 2023).
10.8.4	Third Amendment to Ocuphire Pharma, Inc. 2021 Inducement Plan (incorporated by reference to Exhibit 4.7 to the Registrant's Registration Statement on Form S-8, filed on September 10, 2025).
10.8.5	Fourth Amendment to Ocuphire Pharma, Inc. 2021 Inducement Plan (incorporated by reference to Exhibit 4.8 to the Registrant's Registration Statement on Form S-8, filed on September 10, 2025).
10.9*	Employment Agreement dated November 11, 2020, by and between the Company and Amy Rabourn (incorporated by reference to Exhibit 10.42 to the Registrant's Annual Report on Form 10-K, filed on March 11, 2021).
10.9.1*	First Amendment to the Employment Agreement by and among the Company and Amy Rabourn, effective as of March 26, 2023 (incorporated by reference to Exhibit 10.10.1 to the Registrant's Annual Report on Form 10-K, filed on March 30, 2023).
10.10	Capital on Demand™ Sales Agreement, dated March 11, 2021 between the Company and JonesTrading Institutional Services LLC (incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K, filed on March 11, 2021).
10.11	Sales Agreement, dated January 13, 2025, between the Company and Leerink Partners LLC (incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K, filed on January 14, 2025).
10.12	Form of Purchase Agreement, dated as of June 4, 2021, by and among Ocuphire Pharma, Inc. and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K/A, filed on June 7, 2021).
10.13++	Processa License Agreement dated June 16, 2021 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on June 23, 2021).
10.14++	Viatris (f/k/a Famy Life Sciences) License and Collaboration Agreement dated November 6, 2022 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on November 7, 2022).
10.14.1+	Side Letter to the License and Collaboration Agreement, dated as of August 13, 2025, by and between the Company and FamilyGen Life Sciences, Inc. (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, filed on November 12, 2025).
10.15*	Consulting Agreement dated April 8, 2022, by and between the Company and Jay Pepose (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed on May 13, 2022).
10.15.1*	First Amendment to the Consulting Agreement dated September 19, 2022, by and between the Company and Jay Pepose (incorporated by reference to Exhibit 10.15.1 to the Registrant's Annual Report on Form 10-K, filed on March 30, 2023).
10.15.2*	Amendment No. 2 to the Consulting Agreement dated December 1, 2022, by and between the Company and Jay Pepose (incorporated by reference to Exhibit 10.15.2 to the Registrant's Annual Report on Form 10-K, filed on March 30, 2023).
10.15.3*	Third Amendment to the Consulting Agreement, dated January 1, 2024, by and between the Company and Jay Pepose, M.D (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed on May 10, 2024).

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
10.16*+	Consulting Agreement, dated April 11, 2024, by and between the Company and Jay Pepose, M.D. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on April 17, 2024).
10.16.1**	Amendment No. 1 to the Consulting Agreement, dated November 21, 2024, by and between the Company and Jay Pepose, M.D.
10.17	Amended and Restated Non-Employee Director Compensation Policy dated July 1, 2022 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed on August 12, 2022).
10.18*	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, filed on May 15, 2023).
10.19*	Second Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, filed on May 15, 2023).
10.20*+	Third Amended and Restated Non-Employee Director Compensation Plan dated June 11, 2024 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed on August 13, 2024).
10.21	Purchase Agreement, dated as of August 10, 2023, by and between Ocuphire Pharma, Inc. and Lincoln Park Capital Fund, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on August 11, 2023).
10.22	Registration Rights Agreement, dated as of August 10, 2023, by and between Ocuphire Pharma, Inc. and Lincoln Park Capital Fund, LLC (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed on August 11, 2023).
10.23	Form of Registration Rights Agreement, by and among Opus Genetics, Inc. and the Purchasers of Series B Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed on February 19, 2026).
10.24*	Employment Agreement entered into on October 31, 2023 by and between Ocuphire Pharma, Inc. and George Magrath (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on November 1, 2023).
10.25*	Amended and Restated Employment Agreement, entered into on January 17, 2025, by and between the Company and George Magrath (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on January 24, 2025).
10.26*	Form of Restricted Stock Unit Award and Form of Award Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed on November 1, 2023).
10.27	Securities Purchase Agreement by and among Opus Genetics, Inc. and the Purchasers thereto, dated November 5, 2025 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on November 6, 2025).
10.28*	Offer Letter entered into on November 20, 2023 by and between Ocuphire Pharma, Inc. and Joseph Schachle (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on November 27, 2023).
10.29*+	Employment Agreement, dated October 22, 2024, by and between the Company and Dr. Benjamin Yerxa (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed on November 12, 2024).
10.30*+	Consulting Agreement, dated as of October 22, 2024, by and between the Company and Dr. Jean Bennett (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, filed on November 12, 2024).
10.31++	Exclusive License Agreement with Know-How, dated as of April 10, 2019, by and among The Trustees of the University of Pennsylvania and The University of Florida Research Foundation, Incorporated and the Company (incorporated by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K, filed on March 31, 2025).
10.31.1++	Amendment No. 1 to Exclusive License Agreement with Know-How, dated as of May 1, 2020, by and among The Trustees of the University of Pennsylvania and The University of Florida Research Foundation, Incorporated and the Company (incorporated by reference to Exhibit 10.30.1 to the Registrant's Annual Report on Form 10-K, filed on March 31, 2025).

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
10.31.2++	Amendment No. 2 to Exclusive License Agreement with Know-How, dated as of July 1, 2022, by and among The Trustees of the University of Pennsylvania and The University of Florida Research Foundation, Incorporated and the Company (incorporated by reference to Exhibit 10.30.2 to the Registrant's Annual Report on Form 10-K, filed on March 31, 2025).
10.31.3++	Amendment No. 3 to Exclusive License Agreement with Know-How, dated as of December 23, 2022, by and among The Trustees of the University of Pennsylvania and The University of Florida Research Foundation, Incorporated and the Company (incorporated by reference to Exhibit 10.30.3 to the Registrant's Annual Report on Form 10-K, filed on March 31, 2025).
10.31.4++	Amendment No. 4 to Exclusive License Agreement with Know-How, dated as of April 15, 2024, by and among The Trustees of the University of Pennsylvania and The University of Florida Research Foundation, Incorporated and the Company (incorporated by reference to Exhibit 10.30.4 to the Registrant's Annual Report on Form 10-K, filed on March 31, 2025).
10.32++	Amended and Restated License Agreement, dated as of June 15, 2022, by and between The Trustees of the University of Pennsylvania and the Company (incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K, filed on March 31, 2025).
10.33++	Asset Purchase Agreement, dated as of December 23, 2022, by and between Iveric Bio Gene Therapy LLC and the Company (incorporated by reference to Exhibit 10.32 to the Registrant's Annual Report on Form 10-K, filed on March 31, 2025).
10.34++	Non-Exclusive License Agreement, dated as of March 2, 2023, by and between The Trustees of the University of Pennsylvania and the Company (incorporated by reference to Exhibit 10.33 to the Registrant's Annual Report on Form 10-K, filed on March 31, 2025).
10.35+	Funding Agreement, dated as of June 13, 2025, by and between Opus Genetics, Inc. and Foundation Fighting Blindness Retinal Degeneration Fund (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed on August 13, 2025).
10.36+	Funding and License Agreement, dated as of July 22, 2025, by and among Opus Genetics, Inc., OpusTX, LLC, Eyes on the Future and RDH12 Fund for Sight (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, filed on August 13, 2025).
10.37*	Employment Agreement, dated as of August 29, 2025, by and between the Company and Robert Gagnon (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on September 2, 2025).
19	Insider Trading Compliance Policy, effective as of June 11, 2024 (incorporated by reference to Exhibit 19 to the Registrant's Annual Report on Form 10-K, filed on March 31, 2025).
21.1**	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young, LLP.
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Rules 13a-14(b) and 15d-14(b) promulgated under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to section 906 of The Sarbanes-Oxley Act of 2002.
97	Compensation Recovery Policy, effective as of September 12, 2023 (incorporated by reference to Exhibit 97 to the Registrant's Annual Report on Form 10-K, filed on March 8, 2024).
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

---

*   Indicates management contract or compensatory plan.

**   Indicates exhibits that are being filed herewith.

\+   Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

\+\+   Portions of this exhibit have been omitted in compliance with Item 601 of Regulation S-K.

ITEM 16. FORM 10-K SUMMARY

None.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Opus Genetics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Opus Genetics, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in series A preferred stock and stockholders' equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of liability-classified warrants

Description of the Matter	As discussed in Note 7 to the financial statements, the Company has issued warrants to purchase shares of its common stock in connection with financing activities. The Company accounts for certain warrants as liabilities on the balance sheet that are measured at fair value at inception and each reporting period thereafter. The Company's warrant liability as of December 31, 2025 totaled $25.9 million, and expense of $11.5 million was recognized in the statement of operations during the year ended December 31, 2025 for changes in the fair value of these warrants. The fair value of these warrants was estimated using a Monte Carlo valuation methodology.

Auditing the fair value of the warrant liability was challenging due to the judgmental nature of selecting an appropriate valuation model and the model's significant assumptions. These assumptions are highly subjective and require the evaluation of possible future events. |

How We Addressed the Matter in Our Audit	To test the estimated fair value of the warrants, our audit procedures included, among others, assessing the Company's use of the Monte Carlo methodology and evaluating the significant assumptions used in the model. Our testing of the significant assumptions included performing inquiries with Company executives and members of the Board of Directors, assessing other available evidence from internal and external sources, and performing sensitivity analyses on the assumptions. We involved our valuation specialists to assist in our evaluation of Company's model, valuation methodology, and underlying calculation.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2018.

Detroit, Michigan
March 12, 2026

Opus Genetics, Inc.
Consolidated Balance Sheets
(in thousands, except share amounts and par value)

	As of December 31,	
	2025	2024
Assets		
Current assets:		
Cash and cash equivalents	$ 45,091	$ 30,321
Accounts receivable	1,995	3,563
Contract assets and unbilled receivables (Note 10)	1,170	2,209
Prepaids and other current assets	1,788	515
Short-term investments	—	2
Total current assets	50,044	36,610
Property and equipment, net	199	252
Total assets	$ 50,243	$ 36,862
Liabilities, Series A preferred stock and stockholders' equity		
Current liabilities:		
Accounts payable	$ 3,293	$ 3,148
Accrued expenses and other liabilities	4,488	8,147
Total current liabilities	7,781	11,295
Warrant liabilities	25,985	—
Funding agreement, related party	1,129	—
Total liabilities	34,895	11,295
Commitments and contingencies (Note 3 and Note 9)		
Series A preferred stock, par value $0.0001; no shares and 14,146 shares were designated as of December 31, 2025 and 2024, respectively; no shares and 14,145.374 shares issued and outstanding at December 31, 2025 and 2024, respectively.	—	18,843
Stockholders' equity:		
Preferred stock, par value $0.0001; 10,000,000 and 9,985,854 shares authorized as of December 31, 2025 and 2024, respectively; no shares issued and outstanding at December 31, 2025 and 2024.	—	—
Common stock, par value $0.0001; 125,000,000 authorized as of December 31, 2025 and 2024; 69,894,507 and 31,574,657 shares issued and outstanding at December 31, 2025 and 2024, respectively.	7	3
Additional paid-in capital	203,930	145,719
Accumulated deficit	(188,589)	(138,998)
Total stockholders' equity	15,348	6,724
Total liabilities, Series A preferred stock, and stockholders' equity	$ 50,243	$ 36,862

See accompanying notes.

Opus Genetics, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands, except share and per share amounts)

	For the Year Ended December 31,	
	2025	**2024**
License and collaborations revenue	$ 14,196	$ 10,992
Operating expenses:		
Research and development	30,812	26,851
General and administrative	21,983	18,215
Acquired in-process research and development	—	28,000
Total operating expenses	52,795	73,066
Loss from operations	(38,599)	(62,074)
Fair value change in warrant and other derivative liabilities	(11,515)	72
Financing costs (Note 7)	(1,337)	—
Interest expense	(129)	—
Other income, net	1,989	4,470
Loss before income taxes	(49,591)	(57,532)
Provision for income taxes	—	—
Net loss	(49,591)	(57,532)
Other comprehensive loss, net of tax	—	—
Comprehensive loss	$ (49,591)	$ (57,532)
Net loss per share (Note 11):		
Basic and diluted	$ (0.80)	$ (2.15)
Number of shares used in per share calculations:		
Basic and diluted	62,221,901	26,715,526

See accompanying notes.

Opus Genetics, Inc.
Consolidated Statements of Changes in Series A Preferred Stock and Stockholders' Equity
(in thousands, except share amounts)

	Series A Preferred Stock		Common Stock		Additional Paid–In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 2023.	—	$ —	23,977,491	$ 2	$131,370	$ (81,466)	$ 49,906
Issuance of common stock and Series A preferred stock to former private Opus Genetics Inc. stockholders and effect of asset acquisition..	14,145.374	18,843	5,237,063	1	6,964	—	6,965
Issuance of common stock in connection with the at-the-market program and purchase agreement	—	—	2,008,522	—	4,497	—	4,497
Issuance costs.	—	—	—	—	(395)	—	(395)
Stock-based compensation.	—	—	395,396	—	3,362	—	3,362
Share repurchases for the payment of employee taxes.	—	—	(43,815)	—	(79)	—	(79)
Net and comprehensive loss.	—	—	—	—	—	(57,532)	(57,532)
Balance at December 31, 2024.	14,145.374	18,843	31,574,657	3	145,719	(138,998)	6,724
Conversion of preferred stock	(14,145.374)	(18,843)	14,145,374	1	18,842	—	18,843
Issuance of common stock and pre-funded warrants in connection with the March 2025 offering and private placement	—	—	13,396,207	1	5,979	—	5,980
Issuance of common stock and prefunded warrants in connection with registered direct offering	—	—	3,827,751	1	22,998	—	22,999
Issuance of common stock in connection with private placement and at-the-market program.	—	—	5,057,750	1	5,804	—	5,805
Issuance costs.	—	—	—	—	(940)	—	(940)
Stock-based compensation	—	—	748,977	—	3,399	—	3,399
Share repurchases for the payment of employee taxes.	—	—	(86,058)	—	(152)	—	(152)
Exercise of warrants	—	—	862,684	—	1,872	—	1,872
Exercise of stock options.	—	—	336,759	—	352	—	352
Other share issuances	—	—	30,406	—	57	—	57
Net and comprehensive loss.	—	—	—	—	—	(49,591)	(49,591)
Balance at December 31, 2025.	—	$ —	69,894,507	$ 7	$203,930	$(188,589)	$ 15,348

See accompanying notes.

Opus Genetics, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended December 31,	
	2025	2024
Operating activities		
Net loss	$(49,591)	$(57,532)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	3,399	3,362
Depreciation	53	10
Fair value change in warrant and other derivative liabilities	11,515	(72)
Warrant Financing costs	1,337	—
Non-cash interest	129	—
Non-cash share issuances	57	—
Unrealized loss from short-term investments	2	13
Acquired in-process research and development	—	28,000
Gain in connection with asset acquisition	—	(2,447)
Change in assets and liabilities:		
Accounts receivable	1,568	(2,637)
Contract assets and unbilled receivables	1,039	(802)
Prepaid expenses and other assets	(1,273)	634
Accounts payable	7	220
Accrued expenses and other liabilities	(3,495)	5,675
Net cash used in operating activities	(35,253)	(25,576)
Investing activities		
Cash received in connection with asset acquisition	—	1,210
Net cash provided by investing activities	—	1,210
Financing activities		
Proceeds from issuance of common stock and pre-funded warrants in connection with the registered direct offering	22,999	—
Proceeds from issuance of common stock and pre-funded warrants in connection with the March 2025 offering and March 2025 private placement	5,980	—
Proceeds from issuance of warrants in connection with the March 2025 offering and March 2025 private placement	15,520	—
Proceeds from issuance of common stock in connection with the at-the-market program, private placement and purchase agreement	5,805	4,497
Issuance costs attributed to equity instruments	(2,301)	(232)
Proceeds from funding agreement, related party	1,000	—
Share repurchases for the payment of employee taxes	(152)	(79)
Exercise of warrants	820	—
Exercise of stock options	352	—
Net cash provided by financing activities	50,023	4,186
Net increase (decrease) in cash and cash equivalents	14,770	(20,180)
Cash and cash equivalents at beginning of period	30,321	50,501
Cash and cash equivalents at end of period	$ 45,091	$ 30,321
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ —	$ —
Cash paid for interest	$ —	$ —
Supplemental non-cash investing and financing transactions:		
Common stock and Series A preferred stock issued in connection with the asset acquisition	$ —	$ 25,808
Net liabilities assumed in connection with asset acquisition	$ —	$ 955
Conversion of Series A preferred stock into common stock	$ 18,843	$ —
Reclass of warrant liabilities to equity upon exercise	$ 1,052	$ —
Change in unpaid issuance costs	$ 24	$ 163

See accompanying notes.

1. Company Description and Summary of Significant Accounting Policies

Nature of Business and Basis of Presentation

Opus Genetics, Inc. (the "Company" or "Opus"), a Delaware corporation formerly known as Ocuphire Pharma, Inc. (the "Company" or "Opus"), is a clinical-stage biopharmaceutical company developing gene therapies for the treatment of inherited retinal diseases ("IRDs") and small molecule therapies for other ophthalmic disorders. The Company's headquarters is located in Durham, North Carolina.

On October 22, 2024, the Company acquired a private corporation then operating under the name of "Opus Genetics, Inc." ("Private Opus") pursuant to the terms of an Agreement and Plan of Merger, dated as of October 22, 2024 (such agreement, the "Merger Agreement" and the transaction consummated via the Merger Agreement, the "Opus Acquisition"), by and among the Company, Private Opus, and certain merger subsidiaries party thereto.

The Company's pipeline features a portfolio of adeno-associated virus ("AAV") based gene therapies that address mutations in genes that cause different forms of Leber congenital amaurosis ("LCA"), bestrophinopathy, and retinitis pigmentosa. The Company's most advanced gene therapy program is designed to address mutations in the LCA5 gene, which encodes the lebercilin protein. More specifically, we are developing OPGx-LCA5 to treat LCA5-associated inherited retinal disease ("IRD"), an early-onset retinal degeneration, and an open-label, dose-escalation Phase 1/2 clinical trial is ongoing. OPGx-BEST1 is another gene therapy candidate in the Company's portfolio. This asset is being developed for the treatment of IRDs associated with mutations in the BEST1 gene, which can lead to legal blindness. Apart from gene therapies, the Company's pipeline also includes Phentolamine Ophthalmic Solution 0.75%, a relatively non-selective alpha-1 and alpha-2 adrenergic antagonist designed to reduce pupil size as well as APX3330, a novel small-molecule inhibitor of Ref-1 designed to slow the progression of non-proliferative diabetic retinopathy.

In November 2022, the Company entered into a license and collaboration agreement (as amended, the "Viatris License Agreement") with Viatris, Inc. ("Viatris"), pursuant to which it granted Viatris an exclusive license to develop, manufacture, import, export and commercialize its refractive product candidate Phentolamine Ophthalmic Solution 0.75% ("PS"). PS is a once-daily eye drop formulation of phentolamine mesylate designed to reduce pupil diameter and improve visual acuity. PS was approved by the FDA for the treatment of pharmacologically induced mydriasis produced by adrenergic agonists (e.g., phenylephrine) or parasympatholytic (e.g., tropicamide) agents, or a combination thereof under the brand name RYZUMVI® in September 2023 and was launched commercially in April 2024. Additionally, the Company is currently developing PS for decreased vision under mesopic (low) light conditions following keratorefractive surgery, pursuant to a received FDA agreement under Special Protocol Assessment ("SPA").

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting standards generally accepted in the United States of America ("GAAP") and include the accounts of the Company's subsidiary, the former Private Opus entity ("OPUSTX, LLC"). All intercompany transactions and balances have been eliminated in consolidation. The Company's fiscal year begins on January 1 and ends on December 31.

The derivative liability line item reflected on the December 31, 2024 consolidated balance sheet in the prior year was reclassified to the accrued expenses and other liabilities line item in the amount of $2,000.

Liquidity

Since its inception, the Company has devoted substantially all of its resources to drug development and clinical trials.

As of December 31, 2025, the Company had $45.1 million in cash and cash equivalents and, as disclosed in Note 14 – Subsequent events, the Company received gross proceeds of approximately $25.0 million from its February 2026 private placement which closed on February 18, 2026. The Company believes its current available cash and cash equivalents will be sufficient to fund its operations for at least the next 12 months from the date of issuance of these financial statements.

In the future, the Company may need to raise additional funds until it is able to generate sufficient revenues to fund its development activities. The Company's future operating activities, coupled with its plans to raise capital or issue debt financing, may provide additional liquidity in the future, however these actions are not solely within the control of the Company, and the Company is unable to predict the outcome of these actions to generate the liquidity ultimately required.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Segment Information

Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. The Company's Chief Executive Officer views the Company's operations and manages its business in one operating segment, which is the business of development of products related to vision performance and health. Accordingly, the consolidated financial statements and accompanying notes contained herein include the measure of profit or loss, categories of expenses and other financial information that is evaluated by the Company's Chief Executive Officer.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of deposit to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. Management follows approved policies established by the Company's Board of Directors (the "Board") to reduce credit risk associated with the Company's cash deposit and investment accounts. Pursuant to these policies, the Company limits its exposure through the kind, quality and concentration of its investments. The Company's cash and cash equivalents are held or managed by three financial institutions in the United States. As of December 31, 2025, the Company had cash equivalents of $44.8 million that were not eligible for coverage by Federal Deposit Insurance Corporation. These balances are invested in funds whose assets consist almost entirely of securities issued by the U.S. Treasury or guaranteed by the U.S. government.

Short-term Investments

The Company determines the appropriate classification of its investments in debt and equity securities at the time of purchase and records them on a settlement date basis. The Company's short-term investments are comprised of equity securities, which in accordance with the fair value hierarchy described below are recorded at fair value using Level 1 inputs on the balance sheets. Subsequent changes in fair values are recorded in other income, net on the consolidated statements of comprehensive loss. The Company classifies investments available to fund current operations as current assets on its consolidated balance sheets. The Company did not recognize any impairments on its investments to date through December 31, 2025.

Revenue Recognition

The Company follows the provisions of Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*. The guidance provides a five-step model to determine how revenue is recognized. The Company has entered into license agreements which have revenue recognition implications (See Note 10 – License and Collaboration Revenue and Other Funding Agreements).

In determining the appropriate amount of revenue to be recognized, the Company performs the following steps: (i) identification of the contracts with a customer; (ii) determination of the performance obligations in the contract;

(iii) measurement of the transaction price, including potential constraints on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated stand-alone selling prices; and (v) recognition of revenue when (or as) the Company satisfies a performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC 606. Performance obligations may include license rights, development and other services. Significant management judgment is required to determine the level of effort required under an arrangement and the period over which the Company expects to complete its performance obligations under the arrangement. If the Company cannot reasonably estimate when its performance obligations are either completed or become inconsequential, then revenue recognition is deferred until the Company can reasonably make such estimates. Revenue is then recognized over the remaining estimated period of performance using the cumulative catch-up method.

As part of the accounting for these arrangements, the Company must develop assumptions that require judgment to determine the stand-alone selling price of each performance obligation identified in the contract. The Company uses key assumptions to determine the stand-alone selling price, which may include forecasted revenues, development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical and regulatory success. The Company allocates the total transaction price to each performance obligation based on the relative standalone selling prices of the promised goods or service underlying each performance obligation.

Licenses of intellectual property and research and development services: If the license to the Company's intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, up-front fees allocated to the license when the license is transferred to the customer, and the customer can use and benefit from the license. For licenses that are bundled with other obligations, such as research and development services, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. For research and development services that are distinct from a license transfer obligation, the Company determines whether the services are satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from such services. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone payments: At the inception of each arrangement that includes milestone payments, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal will not occur, the value of the associated milestone (such as a regulatory submission) is included in the transaction price. Milestone payments that are not within the control of the Company, such as approvals from regulators, are not considered probable of being achieved until such contingency occurs (such as receipt of those approvals).

Royalties: For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (a) when the related sales occur, or (b) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Contract Assets and Unbilled Receivables

The Company recognizes contract assets and unbilled receivables when goods or services are transferred to the customer before the customer pays or before reimbursement for payment is billed or due, excluding any amounts presented as an account receivable. The Company recorded contract assets and unbilled receivables in connection with a license and collaboration agreement (See Note 10 – License and Collaboration Revenue and Other Funding Agreements).

Accounts Receivable and Allowances for Credit Losses

The Company records a provision for credit losses, when appropriate, based on historical experience, current conditions and reasonable supportable forecasts. The Company estimates credit losses over the remaining expected life of an asset by, among other things, primarily using historical experience and current economic conditions that could affect the collectability of the balances in the future. Account balances are written off against the allowance when the Company believes that it is probable that the receivable will not be recovered. Actual write-offs may be in excess of the Company's estimated allowance. The Company has not incurred any bad debt expense to date and no allowance for credit losses has been recorded during the periods presented.

Research and Development

Research and development expenses consist of costs incurred in performing research and development activities, including compensation, benefits and stock-based compensation costs for research and development employees and costs for consultants, costs associated with nonclinical studies and clinical trials, regulatory activities, manufacturing activities to support clinical activities, license fees, nonlegal patent costs, fees paid to external service providers that conduct certain research and development, and an allocation of overhead expenses. Research and development expenses include costs that are reimbursed under the Viatris License Agreement (See Note 10 – License and Collaboration Revenue and Other Funding Agreements).

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation costs, for personnel in functions not directly associated with research and development activities. Other significant costs include insurance coverage for directors and officers and other property and liability exposures, legal fees relating to intellectual property and corporate matters, business development costs, professional fees for accounting and tax services, and other consulting costs.

Acquired In-Process Research and Development Expenses-Process Research and Development Expenses

The Company includes costs to acquire or in-license product candidates as acquired in-process research and development expenses ("IPR&D"). These costs are immediately expensed provided that the payments do not also represent processes or activities that would constitute a "business" as defined under GAAP or provided that the product candidate has not achieved regulatory approval for marketing, and absent obtaining such approval, has no alternative future use. Royalties owed on future sales of any licensed product will be expensed in the period the related revenues are recognized (See Note 2 – Mergers).

Other Income, net

Other income, net includes interest earned from cash and cash equivalent investments, realized and unrealized gains (losses) from equity investments, the gain in connection with Opus Acquisition, and reimbursements in connection with grants and other sources when they occur.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the provisions of the Financial Accounting Standards Board ("FASB") ASC 718, *Compensation — Stock Compensation*. Accordingly, compensation costs related to equity instruments granted are recognized at the grant date fair value. The Company records forfeitures when they occur. Stock-based compensation arrangements to non-employees are accounted for in accordance with the applicable provisions of ASC 718.

Warrant liabilities

The Company issued warrants to purchase equity securities in connection with the March 2025 financings and are recorded under the warrant liabilities line item in the accompanying consolidated balance sheets (See Note 7 – Financings). The Company accounts for these warrants as a liability at fair value when the valuation inputs are not fixed and determinable. Additionally, issuance costs associated with the warrant liability were expensed as incurred and reflected as financing costs in the accompanying consolidated statements of comprehensive loss. The Company adjusts the liability for changes in fair value until the earlier of the exercise or expiration of the warrants. Any future change in fair value of the warrant liabilities, when outstanding, is recognized in the consolidated statements of comprehensive loss under the fair value change in warrant and other derivative liabilities line item.

Other Derivative Liabilities

The Company evaluates all features contained in financing agreements to determine if there are any embedded derivatives that require separation from the underlying agreement under ASC 815 – Derivatives and Hedging. An embedded derivative that requires separation is accounted for as a separate liability from the host agreement. The separated embedded derivative is accounted for separately on a fair market value basis. The Company records the fair value change of a separated embedded derivative at each reporting period in the consolidated statements of comprehensive loss under the fair value change in derivative liability line item. The Company determined that certain features under an equity line financing collectively qualified as an embedded derivative (See Note 7 — Financings). The derivative was accounted for separately from the underlying equity line financing agreement.

Fair Value Measurements

The Company follows accounting guidance that emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Fair value measurements are defined on a three-level hierarchy:

- Level 1 inputs: Unadjusted quoted prices for identical assets or liabilities in active markets;

- Level 2 inputs: Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, whether directly or indirectly, for substantially the full term of the asset or liability; and

- Level 3 inputs: Unobservable inputs in which there is little or no market data available, which requires management to develop its own assumptions in pricing the asset or liability.

As of December 31, 2025 and 2024, the fair values of cash and cash equivalents, accounts receivable, contract assets and unbilled receivables, prepaid and other assets, accounts payable, and accrued expenses approximated their carrying values because of the short-term nature of these assets or liabilities. The fair value of the short-term investments were based on observable Level 1 inputs in the form of quoted market prices from a major stock exchange. The fair value of the warrant liabilities and derivative liability associated with the equity line financing facility was based on cash flow models discounted at current implied market rates representing expected returns by market participants for similar instruments and are based on Level 3 inputs as well the Company's underlying stock price and associated volatility, expected term of the financing and market interest rates. There were no transfers between fair value hierarchy levels during the years ended December 31, 2025 and 2024.

Description	As of December 31, 2025			
	Total	Level 1	Level 2	Level 3
Assets:				
Short-term investments	$ —*	$—*	$—	$ —
Total assets at fair value	$ —*	$—*	$—	$ —
Liabilities:				
Warrant liabilities	$25,985	$—	$—	$25,985
Total liabilities at fair value	$25,985	$—	$—	$25,985

_____

* De minimis value

Description	As of December 31, 2024			
	Total	Level 1	Level 2	Level 3
Assets:				
Short-term investments	$2	$2	$—	$—
Total assets at fair value	$2	$2	$—	$—

Description	As of December 31, 2024			
	Total	Level 1	Level 2	Level 3
Liabilities:				
Derivative liability	$2	$—	$—	$2
Total liabilities at fair value.	$2	$—	$—	$2

The following tables provides a roll-forward of short-term investments, warrant liabilities, and derivative liabilities measured at fair value on a recurring basis using observable Level 1 and Level 3 inputs, as applicable, for the years ended December 31, 2025 and 2024 (in thousands):

	2025	2024
Short-term investments		
Balance as of beginning of period	$ 2	$ 15
Unrealized loss	(2)	(13)
Balance as of end of period	$—	$ 2

	2025	2024
Warrant liabilities		
Balance as of beginning of period	$ —	$—
Issuance of March 2025 Warrants and March 2025 Private Placement Warrants.	15,520	—
Exercises	(1,052)	—
Change in fair value.	11,517	—
Balance as of end of period	$25,985	$—

	2025	2024
Other derivative liabilities		
Balance as of beginning of period	$ 2	$ 74
Change in fair value.	(2)	(72)
Balance as of end of period	$—	$ 2

There were no financial instruments measured on a non-recurring basis for any of the periods presented.

Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This guidance also includes certain other amendments to improve the effectiveness of income tax disclosures. This ASU is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years and should be applied on a prospective basis, with retrospective application permitted. The Company adopted this standard and applied the disclosure requirements on a prospective basis effective for the year ended December 31, 2025. The adoption did not have a material impact on our consolidated financial position or results of operations. See Note 12 – Income Taxes, for our updated income tax disclosure.

In November 2024, the FASB issued ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU is intended to improve the disclosures related to expenses and provide investors more detailed information about certain types of expenses. This ASU is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the potential impact that this new standard will have on our consolidated financial statements and related disclosures.

2. Mergers

Acquisition of Opus Genetics

Summary of Transaction

As described in Note 1 – Company Description and Summary of Significant Accounting Policies, on October 22, 2024, the Company completed the stock purchase of Private Opus. Under the terms of the Merger Agreement, at the closing of the Opus Acquisition, the Company issued to the security holders of Private Opus 5,237,063 shares of the Company's common stock, par value $0.0001 per share, and 14,145.374 shares of the Company's preferred stock, par value $0.0001 per share, designated as Series A Non-Voting Convertible Preferred Stock ("Series A Preferred Stock"), each share of which was converted into 1,000 shares of common stock on May 5, 2025 upon stockholder approval that occurred on April 30, 2025.

The total consideration in connection with the Opus Acquisition was $25.8 million. The transaction was accounted for as an asset acquisition in accordance with ASC 805, *Business Combinations*, as one asset, the underlying intellectual property associated with the IRD therapies, comprised more than 90% of Private Opus's assets.

Under this method of accounting, the Company was the accounting acquirer for financial reporting purposes. This determination was primarily based on the facts that, immediately following the Opus Acquisition: (i) legacy Ocuphire's stockholders held the majority of the voting rights in the combined company based on their ownership, (ii) Private Opus held only three out of the nine board of director seats of the combined company, and (iii) Private Opus senior management held only one of the five key positions in the senior management of the combined company.

Private Opus was determined to be a variable interest entity ("VIE") as it was insufficiently capitalized to fund future operations. As such, the acquisition costs of $2.8 million were expensed and not capitalized as part of the purchase price in accordance with ASC 805. In addition, the fair value of the net assets and IPR&D acquired in excess of the purchase price was recorded as an asset acquisition gain and was included in the other income, net line item in the consolidated statements of comprehensive loss. The reported operating results prior to the Opus Acquisition are those of legacy Ocuphire.

The following summarizes the purchase price paid in the Opus Acquisition (in thousands, except share and per share amounts):

Number of common shares of the combined organization owned by the Company's Pre-acquisition Private Opus stockholders	5,237,063
Multiplied by the fair value per share of the Company's common stock[1]	$ 1.33
Fair value of common stock issued to affect the Opus Acquisition	$ 6,965
Number of Series A preferred shares of the combined organization owned by the Company's Pre-acquisition Private Opus stockholders	14,145.374
Multiplied by the fair value per share of the Company's Series A preferred stock[2]	$ 1.3321
Fair value of preferred stock issued to affect the Opus Acquisition	$ 18,843
Purchase price	$ 25,808

---

(1) Based on the last reported sale price of the Company's common stock on the Nasdaq Capital Market on October 22, 2024, the closing date of the Opus Acquisition.

(2) Based on the fair market valuation of the Series A preferred stock that considered the reported sale price of the Company's common stock on the Nasdaq Capital Market on October 22, 2024 on an as converted basis (1,000 shares of common stock for 1 share of preferred stock), the closing date of the Opus Acquisition, as well as the underlying dividend provisions on a discounted cash flow basis.

The fair value of the net assets and IPR&D acquired was as follows (in thousands):

Cash acquired	$ 1,210
Net liabilities assumed	(955)
IPR&D[3]	28,000
Net assets and IPR&D acquired	$28,255

(3) Represents the Private Opus Acquisition research and development projects which were in-process, but not yet completed, and which the Company may advance post the Opus Acquisition. This includes the development of gene therapies for IRDs. Current accounting standards require that the fair value of IPR&D projects acquired in an asset acquisition with no alternative future use be charged to expense on the acquisition date. The acquired IPR&D did not have outputs or employees. The fair value of the IPR&D was recorded at fair value using Level 3 inputs. A Multi-Period Excess Earnings Method ("MPEEM") model was applied which incorporates assumptions such as future earnings and margins in connection with the further development and commercialization of IRD therapies, and a discount rate of 20%.

The gain recorded upon the close of the Opus Acquisition is recapped below (in thousands):

Purchase Price	$25,808
Net assets and IPR&D acquired	28,255
Gain recorded upon close of Opus Acquisition.	$ 2,447

Merger with Rexahn

On November 5, 2020, the Company completed a merger transaction with Rexahn Pharmaceuticals, Inc. ("Rexahn). In connection with the merger ("Rexahn Merger"), the Company, Shareholder Representatives Services LLC, as representative of the Rexahn stockholders prior to the Merger, and Olde Monmouth Stock Transfer Co., Inc., as the rights agent, entered into the Contingent Value Rights Agreement (the "CVR Agreement").

Pursuant to the terms of the Rexahn Merger and the CVR Agreement, Rexahn stockholders of record as of immediately prior to the effective time of the Rexahn Merger received one contingent value right ("CVR") for each share of Rexahn common stock held.

The CVRs are not transferable, except in certain limited circumstances, will not be certificated or evidenced by any instrument, will not accrue interest and will not be registered with the SEC or listed for trading on any exchange. The CVR Agreement will continue in effect until the later of the end of the CVR Term (as defined in the CVR Agreement) and the payment of all amounts payable thereunder. As of December 31, 2025, no payments subject to the CVR Agreement had been received beyond those previously reported in the second and third quarters of calendar year 2021. In addition, no milestones had been accrued as of December 31, 2025, as there were no potential milestones yet considered probable beyond those previously reported.

3. Commitments and Contingencies

Apexian Sublicense Agreement

On January 21, 2020, the Company entered into a sublicense agreement with Apexian Pharmaceuticals, Inc., pursuant to which it obtained exclusive worldwide patent and other intellectual property rights. In exchange for the patent and other intellectual rights, the Company agreed to certain milestone payments and royalty payments on future sales (See Note 9 – Apexian Sublicense Agreement). As of December 31, 2025, there was sufficient uncertainty with regard to any future cash milestone payments under the sublicense agreement that no liabilities were recorded related to the sublicense agreement.

University of Pennsylvania LCA5/RDH12 License Agreement

On June 15, 2022, Opus entered into an amended and restated license agreement (the "LCA5/RDH12 Agreement") with the Trustees of the University of Pennsylvania ("Penn") pursuant to which it was granted an exclusive, royalty-bearing license to certain patents and a non-exclusive license to certain information relating to products directed towards treatment or correction of mutation of the LCA5 or RDH12 genes. In return for these rights, the Company is obligated to make certain development, regulatory and commercial milestone payments up to a maximum potential aggregate amount of $2.6 million and royalty payments on future net sales of such products. Until the Company is required to pay royalties under the LCA5/RDH12 Agreement, the Company must pay a *de minimis* annual license maintenance fee to Penn. The Company is also obligated to make payments on any sublicense income, with such percentage depending on the stage of product development, which there was no sublicense income for any of the periods presented. During the year ended December 31, 2025, the first development milestone under the LCA5/RDH12 Agreement specific to LCA5 was satisfied, and the amount of $0.1 million was included in research and development expense.

Iveric Asset Purchase Agreement – BEST1 and RHO Programs

On December 23, 2022, Opus entered into an asset purchase agreement (the "Iveric Agreement") with a subsidiary of Iveric Bio, Inc. ("Iveric") pursuant to which the Company acquired certain assets, including the BEST1 License (as defined below), relating to the BEST1 and RHO products. In return for these rights, the Company is obligated to make payments to Iveric upon the achievement of specified development and commercial milestones, the maximum potential aggregate amount of such payments being $111.7 million. During the year ended December 31, 2025, the first development milestone under the Iveric Agreement specific to BEST1 was satisfied, and the amount of $0.4 million was included in research and development expense.

Penn and University of Florida BEST1 License Agreement

On April 10, 2019, Iveric entered into an exclusive patent license agreement (as amended, the "BEST1 License") with Penn and the University of Florida Research Foundation ("UF"), which agreement was assigned to Opus under the terms of the Iveric Agreement. Under the BEST1 License, Opus received exclusive patent rights and non-exclusive knowhow and data rights with regard to products to treat diseases associated with mutations in the BEST1 gene. In return for these rights, the Company is obligated to make payments to Penn upon the achievement of certain clinical, regulatory and commercial milestones, the maximum potential aggregate amount of such payments being $76.4 million. The Company is also obligated to make royalty payments on future net sales of licensed BEST1 products. Until the Company is required to pay royalties under the BEST1 License, the Company must pay a *de minimis* annual license maintenance fee to UF and Penn. The Company must also make payments on any sublicense income, with such percentage depending on the stage of product development, which there was no sublicense income during any of the periods presented. In consideration for Penn and UF's consent to the assignment of the BEST1 License to us under the Iveric Agreement, the Company will also pay Penn a percentage of each milestone payment that we are required to pay to Iveric under the Iveric Agreement. During the year ended December 31, 2025, the first development milestone under the BEST1 License Agreement was satisfied, and the amount of $0.7 million was included in research and development expense.

Penn and UF RHO License Agreement

On June 6, 2018, Iveric entered into an exclusive patent license agreement (the "RHO License") by and between Penn and UF pursuant to which the Company has exclusive patent rights and non-exclusive knowhow and data rights with regard to products to treat rhodopsin-mediated diseases as a result of the Iveric Agreement as defined above. In return for these rights, the Company is obligated to make development and commercial milestone payments, the maximum potential aggregate amount of such payments being $93.5 million and royalty payments on future sales of such products. As of December 31, 2025, the Company determined that none of the future obligations under the agreement were probable and therefore no liabilities were recorded related to the agreement.

Massachusetts Eye and Ear Infirmary License Agreement

On November 9, 2021, Opus entered into a license agreement with the Massachusetts Eye and Ear Infirmary ("MEEI"), granting an exclusive worldwide license of MEEI patents for use in the NMNAT1 program for all products and processes including the treatment of retinal disease in humans, and a non-exclusive worldwide license to technological information. In return for these rights, the Company is obligated to make development milestone payments, the maximum potential aggregate amount of such payments being $0.4 million and royalty payments on future sales of such products. As of December 31, 2025, the Company determined that none of the future obligations under the agreement were probable and therefore no liabilities were recorded related to the agreement.

Facility and Equipment Leases

On January 1, 2025, the Company relocated its headquarters to Durham, North Carolina. On July 1st, 2025, the Company extended the lease for its headquarters in Durham, North Carolina for three months through September 30, 2025, and the lease is currently in place on a month-to-month basis. The headquarters lease qualifies for the short-term exception under ASC 842, Leases.

The Company also leases additional laboratory space in Durham, North Carolina on a month-to-month basis. Upon the Opus Acquisition, the Company assumed a number of equipment leases that expired in July 2025 and are now on a month-to-month basis. Both the laboratory space and equipment leases qualify for the short-term exception under ASC 842, Leases.

The rent expense associated with all leases amounted to $0.3 million and $0.1 million during the years ended December 31, 2025 and 2024, respectively.

Other

In the ordinary course of business, from time to time, the Company may be subject to a broad range of claims and legal proceedings that relate to contractual allegations, patent infringement and other claims. In addition, the Company from time to time may be potentially committed to reimburse third parties for costs incurred associated with business development related transactions upon the achievement of certain milestones. The Company establishes accruals when applicable for matters and commitments for which it believes losses are probable and can be reasonably estimated.

4.   Supplemental Balance Sheet Information

Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,	
	2025	2024
R&D services and supplies	$2,061	$4,452
Payroll	1,992	1,481
Professional services	420	1,608
Other	15	606
Total	$4,488	$8,147

5.   Related Party Transactions

Consulting Agreements with Dr. Pepose

On April 11, 2024, the Company entered into a consulting agreement (the "Pepose Consulting Agreement") with Dr. Pepose, a former director of the Company. Pursuant to the Pepose Consulting Agreement, Dr. Pepose was paid a monthly consulting fee and received an award of 32,000 RSUs, as well as stock options to purchase 48,000 shares of the Company's common stock. The RSUs vested in 12 equal monthly installments that began on May 11, 2024 and concluded on April 11, 2025. On November 21, 2024, the Pepose Consulting Agreement was amended to continue through April 11, 2026.

For the agreements with Dr. Pepose above, the Company incurred related consulting expenses of $0.5 million during each of the years ended December 31, 2025 and 2024. As of December 31, 2025 and 2024, less than $0.1 million of the related consulting expenses were unpaid.

Consulting Agreement with Dr. Jean Bennett

In connection with Dr. Jean Bennett's appointment as a member of the Board, effective October 22, 2024, she and the Company entered into a consulting agreement (the "Bennett Consulting Agreement"), pursuant to which Dr. Bennett will provide consulting services to the Company for a one-year period. Pursuant to the Bennett Consulting Agreement, Dr. Bennett was granted a restricted stock unit award with respect to 100,000 shares of the Company's common stock, which award vested on October 22, 2025. The Company incurred no consulting expenses, beyond the stock-based compensation associated with the restricted stock unit award, during the years ended December 31, 2025 and 2024. The Bennett Consulting Agreement terminated in accordance with its terms on October 22, 2025.

March 2025 Subscription Agreements with Dr. George Magrath and Cam Gallagher

On March 21, 2025, the Company entered into a subscription agreement with each of Dr. George Magrath, the Company's Chief Executive Officer, and Cam Gallagher, the chairman of the Company's board of directors (the "Board"), in connection with a private offering of our securities.

Dr. George Magrath and Cam Gallagher participated in the March 2025 subscription agreement with investments of $0.5 million and $1.0 million, respectively. For more information, see Note 7 – Financings.

August 2025 Subscription Agreements with Cam Gallagher and Sean Ainsworth

On August 25, 2025, the Company entered into subscription agreements pursuant to which the Company agreed to issue and sell in a private placement (the "August 2025 Private Placement") to certain investors 3,138,338 shares of its common stock for gross proceeds of approximately $3.5 million.

The August 2025 Private Placement was led by Cam Gallagher, Chair of the Company's Board, with an investment of $1.0 million, along with participation by Sean Ainsworth, the lead independent director of the Board, in the amount of $0.1 million, and other investors for the balance of the Private Placement. For more information, see Note 7 – Financings.

Letter Agreement and Strategic Partnership—FFB

On August 25, 2022, Private Opus entered into a binding letter of agreement ("2022 Binding Letter Agreement") with Foundation Fighting Blindness ("FFB") and the Jaeb Center for Health Research (the "JCHR") to collaborate on natural history studies involving individuals with retinal dystrophies associated with mutations in multiple genes of interest. Under the terms of the 2022 Binding Letter Agreement, FFB and the JCHR had the sole responsibility and authority to design and conduct the study, with input from the Company. Subject to certain conditions, the 2022 Binding Letter Agreement required that the Company provide FFB with a total of $2.0 million of funding to support the study, such amount being payable in an initial installment of $0.4 million at the time of submission of the final study protocol to the Institutional Review Board of the JCHR and, subject to certain conditions, in four annual installments of $0.4 million on the anniversaries of such submission. On May 27, 2025, the Company entered into a binding letter of agreement ("2025 Letter Agreement") with FFB and the JCHR, which superseded and canceled the 2022 Binding Letter Agreement. As of December 31, 2025 a total of $0.4 million was paid by the Company under the 2022 Binding Letter Agreement and no more payments were due under the 2022 Binding Letter Agreement.

Under the 2025 Letter Agreement, the Company will collaborate with FFB and the JCHR on portions of a study involving individuals with retinal dystrophies associated with mutations in the RDH12 or BEST1 genes (the "Study"). The term of this 2025 Letter Agreement ends on the date that is two months from the Study's completion. FFB and the JCHR, as its designee, shall have the sole responsibility and authority to design and conduct the Study, with input from the Company. Under the 2025 Letter Agreement, the Company is obligated to make two payments to FFB: (1) $0.3 million on or before June 30, 2025 and (2) $0.3 million on or before January 31, 2027 upon receipt of semi-annual reports from FFB outlining the progress being made in the Study, including visit completion status and publication plans, and the ability for the Company to provide ongoing comments and suggestions regarding possible changes to the Study. Such payments shall constitute the sole compensation paid to FFB in return for Company access to research materials and datasets.

The Company paid the initial $0.3 million due on or before June 30, 2025 under the 2025 Letter Agreement which was recorded as research and development expense. As of December 31, 2025, the Company is required to fund one additional installment in the aggregate of $0.3 million upon receipt of future semi-annual reports.

RDF Agreement

On June 13, 2025, the Company entered into a funding agreement (the "RDF Agreement") with the Foundation Fighting Blindness Retinal Degeneration Fund ("RDF"), whose sole member is FFB, a significant stockholder of the Company, relating to the Company's program to develop gene therapies to treat patients impacted by retinitis pigmentosa caused by pathogenic variants in the Mer proto-oncogene tyrosine kinase (MERTK) gene (the "MERTK Program"). The RDF Agreement provides for nondilutive funding by RDF of up to $2.0 million to support the development of the MERTK Program, $1.0 million of which was disbursed to the Company in June 2025 and up to $1.0 million of which may be disbursed to the Company upon achievement of a specified development milestone subject to RDF's receipt of eligible funds.

Under the RDF Agreement, the Company is subject to certain diligence obligations to develop and commercialize a product under the MERTK Program. If the Company is unable to achieve certain milestones by certain dates, or otherwise fails to meet its diligence obligations, the Company will be obligated to collaborate with RDF to out-license or otherwise make applicable rights available to a third party.

In addition, the Company will pay a milestone payment equal to the total amounts funded by RDF under the RDF Agreement upon the achievement of a regulatory milestone. The Company will also make tiered royalty payments to RDF in low-to-mid single percentages until RDF has received aggregate royalty payments equal to 300% of the amounts funded by RDF under the Agreement. In the event of a change of control of the Company or a sale or exclusive license of the MERTK Program, RDF will have the option to require the Company to buy out RDF's interest under the Agreement for an amount equal to 100% of the funds disbursed to the Company under the Agreement. The Agreement may be terminated by either party for cause, including material breach or bankruptcy, subject to a cure period.

The RDF Agreement was accounted for as debt under ASC 470, Debt. ASC 470 requires interest expense to be recorded under an effective interest rate method. During the year ended December 31, 2025, interest expense was $0.1 million based on an effective rate of interest of 22.3% and was recorded as interest expense in the accompanying consolidated statements of comprehensive loss. The accreted liability in connection with the RDF Agreement was $1.1 million as of December 31, 2025 and was recorded under the funding agreement, related party line item in the accompanying consolidated balance sheets.

6.   Series A preferred stock

On October 22, 2024, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of the Series A Non-Voting Convertible Preferred Stock with the Secretary of State of the State of Delaware (the ''Certificate of Designation'') in connection with the Opus Acquisition. The Certificate of Designation provides for the authorization of 14,146 shares of Series A preferred stock, of which 14,145.374 Series A preferred stock were issued upon close of the Opus Acquisition. On April 30, 2025, the Company held its 2025 Annual Meeting of Stockholders. During the 2025 Annual Meeting, the Company's stockholders voted to approve the conversion of each share of Series A preferred stock into 1,000 shares of common stock. Subsequently, on May 5, 2025, all shares of Series A preferred stock were converted into 14,145,374 shares of common stock.

7.   Financings

November 2025 Registered Direct Offering

On November 6, 2025, the Company entered into a securities purchase agreement to sell securities in a registered direct offering (the ''2025 RDO'') for gross proceeds of approximately $23.0 million, before deducting offering expenses in the amount of approximately $0.1 million.

The Company sold an aggregate of 3,827,751 shares of its common stock at a price of $2.09 per share and, in lieu of common stock to certain investors, pre-funded warrants to purchase up to an aggregate of 7,177,033 shares of common stock at a purchase price of $2.0899 per pre-funded warrant. Each pre-funded warrant has an exercise price of $0.0001 per share of common stock, will be immediately exercisable subject to certain conditions set forth in each pre-funded warrant, and will not expire. The 2025 RDO closed on November 7, 2025.

August 2025 Private Placement

On August 25, 2025, the Company entered into subscription agreements pursuant to which the Company agreed to issue and sell in the August 2025 Private Placement to certain investors 3,138,338 shares of its common stock for gross proceeds of approximately $3.5 million.

The August 2025 Private Placement was led by Cam Gallagher, Chair of the Board, along with participation by Sean Ainsworth, the lead independent director of the Board, and other investors. See Note 5 – Related Party Transactions.

March 2025 Financings

On March 21, 2025, the Company entered into an underwriting agreement with Craig-Hallum Capital Group, LLC, as the sole underwriter. Pursuant to the underwriting agreement, the Company agreed to issue and sell, in an underwritten public offering (the ''March 2025 Offering''), 12,219,736 shares of common stock and warrants to purchase up to 21,052,631 shares of common stock (the "March 2025 Warrants"). Each share of common stock was sold together with one March 2025 Warrant to purchase one share of common stock, at a price to the public of $0.95 per share and related March 2025 Warrant. The Company also issued 8,832,895 pre-funded warrants ("Pre-Funded Warrants") at a price to the public of $0.9499 per Pre-funded Warrant.

On March 21, 2025, the Company entered into a subscription agreement (the "Subscription Agreement") with each of Dr. George Magrath, the Company's Chief Executive Officer, and Cam Gallagher, the chairman of the Board. Pursuant to the Subscription Agreement, the Company agreed to issue and sell, in a private offering (the "March 2025 Private Placement"), a total of 392,157 shares of common stock to Mr. Magrath and 784,314 shares of common stock to Mr. Gallagher, as well as 392,157 warrants to purchase shares of common stock to Mr. Magrath and 784,314 warrants to purchase shares of common stock to Mr. Gallagher ("March 2025 Private Placement Warrants"). Each March 2025 Private Placement Warrant has an initial exercise price of $1.15, expires on the five-year anniversary of the original issuance date and may be called by the Company 30 days following the release of the Company's OPGx-BEST1 DUO-1001 Cohort 1 data upon achievement of a volume weighted average price of our common stock for 30 consecutive trading days of over $1.725 per share and the trading average daily volume for such 30 day period exceeds $150,000 per trading day. See Note 5 – Related Party Transactions.

The combined gross proceeds from the March 2025 Offering and the March 2025 Private Placement, which both closed on March 24, 2025 (the "Closing Date"), were approximately $21.5 million, before deducting underwriting discounts and commissions and offering expenses payable by the Company in the amount of $1.8 million.

March 2025 Warrants

The March 2025 Warrants have an initial exercise price equal to $0.95 per share of common stock and are exercisable for five years from the date of issuance. The exercise prices and numbers of shares of common stock issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders. A holder may not exercise the March 2025 Warrant if, after giving effect to such exercise, the holder (together with its affiliates) would beneficially own (as determined in accordance with the terms of the March 2025 Warrants) more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding common stock immediately after giving effect to the exercise. Lastly, certain volatility provisions in the event of a fundamental transaction precluded the March 2025 Warrants from being considered indexed to the Company's own stock, and as such, were classified on the consolidated balance sheets as warrant liabilities.

The March 2025 Warrants are callable by the Company in certain circumstances. Subject to certain exceptions, in the event that the March 2025 Warrants are outstanding, if, after the Closing Date, (i) the Company has announced OPGx-BEST1 DUO-1001 Cohort 1 data, (ii) the volume weighted average price of the common stock for 30 consecutive trading days ("Warrant Measurement Period"), which 30 consecutive trading day period shall not have commenced until after the initial exercise date) exceeds $1.425 (subject to adjustment), (iii) the trading average daily volume for such Warrant Measurement Period exceeds $150,000 per trading day and (iv) the March 2025 Warrant holder is not in possession of any information that constitutes or might constitute material non-public information which was provided by the Company, its subsidiaries or any of its officers, directors, employees, agents or affiliates, then the Company may, within one trading day of the end of such Warrant Measurement Period, upon notice, call for cancellation of all or any portion of the March 2025 Warrants for which a notice of exercise has not yet been delivered for consideration equal to $0.001 per March 2025 Warrant share.

In the event of a fundamental transaction, as defined in the Form of Warrant, the holders of the March 2025 Warrants will be entitled to receive upon exercise the kind and amount of securities, cash or other property that the holders would have received had they exercised immediately prior to such fundamental transaction. Additionally, as more fully described in the Form of Warrant, in the event of certain fundamental transactions, the holders of the March 2025 Warrants will be entitled to receive consideration in an amount equal to the Black Scholes Value of the remaining unexercised portion of the March 2025 Warrants on the date of consummation of such fundamental transaction.

The fair value of the March 2025 Warrants at the time of issuance was $14.7 million and were recorded in the warrant liabilities line item in the accompanying consolidated balance sheets upon issuance. The fair value change during the year ended year ended December 31, 2025 was an expense of $10.9 million. The fair value of these instruments were based on a Monte Carlo simulation incorporating a volatility rate of 72.5% and 80.0% as of December 31, 2025 and March 24, 2025, respectively, a risk free rate of 3.6% and 4.0% as of December 31, 2025 and March 24, 2025, respectively, the market price of the Company's common stock at $2.01 and $1.15 per share as of December 31, 2025 and March 24, 2025, respectively, and other factors over a simulated term of 4.2 years and 5.0 years at December 31, 2025 and March 24, 2025, respectively. As of December 31, 2025 the transaction costs attributed to the March 2025 Warrants amounted to approximately $1.3 million and were recorded in the accompanying consolidated statements of comprehensive loss under financing costs.

During the year ended December 31, 2025, 862,684 March 2025 Warrants were exercised, resulting in the issuance of 862,684 shares of common stock. Upon exercise, the Company reclassified approximately $1.1 million of warrant fair value from Warrant liabilities to Additional paid-in capital.

March 2025 Private Placement Warrants

The March 2025 Private Placement Warrants have an initial exercise price equal to $1.15 per share of common stock and are exercisable for five years from the date of issuance. The March 2025 Private Placement Warrants are callable by the Company in certain circumstances. Subject to certain exceptions, in the event that the March 2025 Private Placement Warrants are outstanding, if, after the Closing Date, (i) the Company announced OPGx-BEST1 DUO-1001 Cohort 1 data, (ii) the volume weighted average price of the common stock for 30 consecutive trading days (the "Private Placement Measurement Period", which 30 consecutive trading day period shall not have commenced until after the initial exercise date) exceeds $1.725 (subject to adjustment), (iii) the trading average daily volume for such Private Placement Measurement Period exceeds $150,000 per trading day and (iv) the March 2025 Private Placement Warrant holder is not in possession of any information that constitutes or might constitute material non-public information which was provided by the Company, its subsidiaries or any of its officers, directors, employees, agents or affiliates, then the Company may, within one trading day of the end of such Private Placement Measurement Period, upon notice, call for cancellation of all or any portion of the March 2025 Private Placement Warrants for which a notice of exercise has not yet been delivered for consideration equal to $0.001 per March 2025 Private Placement Warrant share. Other terms under the March 2025 Private Placement Warrants are generally identical to the terms of the March 2025 Warrants discussed above. Lastly, certain volatility provisions in the event of a fundamental transaction precluded the March 2025 Private Placement Warrants from being considered indexed to the Company's own stock, and as such, were classified on the consolidated balance sheets as warrant liabilities.

The fair value of the March 2025 Private Placement Warrants at the time of issuance was $0.8 million and were recorded in the warrant liabilities line item in the accompanying consolidated balance sheets upon issuance. The fair value change during the year ended December 31, 2025 was an expense of $0.6 million. The fair value of these instruments were based on a Monte Carlo simulation incorporating a volatility rate of 72.5% and 80.0% as of December 31, 2025 and March 24, 2025, respectively, a risk free rate of 3.6% and 4.0% as of December 31, 2025 and March 24, 2025, respectively, the market price of the Company's common stock at $2.01 and $1.15 per share as of December 31, 2025 and March 24, 2025, respectively, and other factors over a simulated term of 4.2 years and 5.0 years as of December 31, 2025 and March 24, 2025, respectively. As of December 31, 2025 transaction costs attributed to the March 2025 Private Placement Warrants were *de minimis* and were recorded in the accompanying consolidated statements of comprehensive loss under financing costs.

During the year ended December 31, 2025 there were no March 2025 Private Placement Warrants exercised.

Pre-Funded Warrants

The Pre-Funded Warrants have an exercise price of $0.0001 per share of common stock and are immediately exercisable and are exercisable at any time until exercised in full. The exercise prices and numbers of shares of common stock issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the common stock. A holder may not exercise the Pre-Funded Warrant if, after giving effect to such exercise, the holder (together with its affiliates) would beneficially own (as determined in accordance with the terms of the Pre-Funded Warrants) more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding common stock immediately after giving effect to the exercise. In the event of a fundamental transaction, as defined in the Form of Pre-Funded Warrant, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction.

The Pre-Funded Warrants were recorded in the accompanying consolidated balance sheets as Additional paid-in capital.

At-The-Market Program

Since 2021, the Company has maintained at-the-market ("ATM") equity offering programs (collectively, the "ATM Programs") pursuant to sales agreements with JonesTrading Institutional Services LLC ("JonesTrading") and, more recently, Leerink Partners LLC ("Leerink"). Under the ATM Programs, shares of our common stock may be offered and sold from time to time at prevailing market prices.

On March 11, 2021, we entered into a sales agreement with JonesTrading under which we may offer and sell, from time to time at our sole discretion, to or through JonesTrading, acting as agent and/or principal, shares of our common stock having an aggregate offering price of up to $40.0 million.

On January 13, 2025, the Company entered into a new sales agreement by and between the Company and Leerink under which we may offer and sell, from time to time at our sole discretion, to or through Leerink, acting as agent and/or principal, shares of our common stock having an aggregate offering price of up to $40.0 million. Upon entry into the new sales agreement, the Company terminated its prior ATM program pursuant to the Capital on DemandTM Sales Agreement dated March 11, 2021, by and between the Company and JonesTrading.

During the years ended December 31, 2025 and 2024, 1,919,412 and 1,608,522 shares of common stock were sold under the ATM Programs for aggregate gross proceeds in the amount of $2.3 million and $3.8 million, respectively, before deducting issuance expenses, including the placement agent's fees, legal and accounting expenses, in the amount of $0.3 million and $0.4 million, respectively. As of December 31, 2025, the Company had sold an aggregate of 9,573,250 shares of common stock under the ATM Programs since their inception, resulting in gross proceeds of $28.7 million and total issuance costs of $1.4 million.

Lincoln Park Purchase Agreement

On August 10, 2023, the Company entered into a common stock purchase agreement with Lincoln Park Capital Fund, LLC ("Lincoln Park") for an equity line financing (the "Purchase Agreement"). The Purchase Agreement provided that, subject to the terms and conditions set forth therein, the Company had the sole right, but not the obligation, to direct Lincoln Park to purchase up to $50 million of shares of the Company's common stock from time to time over the 30-month term of the Purchase Agreement. Concurrently with entering into the Purchase Agreement, the Company also entered into a registration rights agreement with Lincoln Park (the "Registration Rights Agreement"), pursuant to which the Company agreed to register the resale of the shares of the Company's common stock that had been issued to Lincoln Park under the Purchase Agreement pursuant to a registration statement. Lincoln Park has agreed not to cause or engage in any manner whatsoever in any direct or indirect short selling or hedging of the Company's common stock.

On April 2, 2025, the Company delivered written notice to Lincoln Park of its election to terminate the Purchase Agreement.

A total of 400,000 shares were issued under the Purchase Agreement during the year ended December 31, 2024 for net proceeds of $0.7 million. The Company incurred *de minimis* issuance costs during the year ended December 31, 2024. There were no issuances of common stock under the Purchase Agreement during the year ended December 31, 2025.

In addition to the initial commitment shares issued upon the execution of the Purchase Agreement of 246,792, a total of 1,700,000 shares of common stock were sold under the Purchase Agreement for gross proceeds through the April 2, 2025 termination date in the amount of $5.2 million and with issuance costs in the aggregate of $1.4 million.

The pricing and settlement provisions in the Purchase Agreement resulted in the recognition of a derivative liability accounted for on a fair value basis under the provisions of ASC 815 - Derivatives and Hedging.

Registered Direct Offering

On June 4, 2021, the Company entered into a placement agency agreement for a registered direct offering ("RDO") with A.G.P./Alliance Global Partners ("AGP"). Pursuant to the terms of the placement agency agreement,

AGP on June 8, 2021 sold an aggregate of 3,076,923 shares of the Company's common stock and warrants to purchase 1,538,461 shares of the Company's common stock (the "RDO Warrants") at an offering price of $4.875 per one share and per one-half of each RDO Warrant. The RDO was made pursuant to the Company's 2021 shelf registration.

The RDO Warrants have an exercise price of $6.09 per share, are exercisable from the initial issuance date of June 8, 2021, and will expire five years following the initial issuance date. As of December 31, 2025, 1,538,461 RDO Warrants were outstanding and none have been exercised since issuance.

Subject to limited exceptions, a holder of a RDO Warrant will not have the right to exercise any portion of its RDO Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of a holder prior to the date of issuance, 9.99%) of the number of shares of the Company's common stock outstanding immediately after giving effect to such exercise; provided that upon prior notice to the Company, the holder may increase or decrease the beneficial ownership limitation, provided further that in no event shall the beneficial ownership limitation exceed 9.99%.

Pre-Merger Financing

On June 17, 2020, the Company, Rexahn and certain investors entered into a Securities Purchase Agreement, which was amended and restated in its entirety on June 29, 2020 (as amended and restated, the "Securities Purchase Agreement"). Pursuant to the Securities Purchase Agreement, the investors invested a total of $21.15 million in cash, including $0.3 million invested by five directors of the Company prior to the Rexahn Merger and one director of Rexahn upon closing of the Rexahn Merger (the "Pre-Merger Financing"). The Pre-Merger Financing also included the issuance of Series A Warrants, discussed further below, and Series B Warrants that were fully exercised by the first quarter of 2023.

Series A Warrants

The Series A Warrants were issued on November 19, 2020 at an initial exercise price of $4.4795 per share, were immediately exercisable upon issuance and had a term of five years from the date of issuance. The Series A Warrants expired unexercised in November 2025.

Warrant Activity and Summary

	Warrants	Exercise Price Per Warrant	Weighted Average Exercise Price	Weighted Average Term (Years)
Outstanding and exercisable at December 31, 2024	7,204,299	$4.48-6.09	$4.82	1.00
Issued	22,229,102	$0.95-1.15	$0.96	5.00
Exercised	(862,684)	$ 0.95	$0.95	—
Expired.	(5,665,838)	$ 4.48	$4.48	—
Outstanding and exercisable at December 31, 2025	22,904,879	$0.95-6.09	$1.31	3.98

The following table summarizes information about warrants outstanding at December 31, 2025:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual life (Years)	Number Exercisable at December 31, 2025
$0.95	20,189,947	4.23	20,189,947*
$1.15	1,176,471	4.23	1,176,471*
$6.09	1,538,461	0.43	1,538,461
Total	22,904,879		22,904,879

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* Liability classified warrants in connection with March 2025 Financings

The above tables exclude 16,009,928 pre-funded warrants with a nominal exercise price of $0.0001 per share issued in connection with the 2025 RDO in the amount of 7,177,033 and in connection with the March 2025 Offering in the amount of 8,832,895. All of the pre-funded warrants were deemed outstanding common stock for net loss per share purposes (See Note 11 – Net Loss per Share).

8. Stock-based Compensation

Stock-based compensation expense was included in general and administrative, and research and development costs as follows in the accompanying consolidated statements of comprehensive loss for the year end periods below (in thousands):

	December 31,	
	2025	**2024**
General and administrative	$2,363	$2,382
Research and development	1,036	980
Total stock-based compensation	$3,399	$3,362

Inducement Plan

On May 22, 2025, and August 8, 2025, the Company amended the Opus Genetics, Inc. 2021 Inducement Plan (the "Inducement Plan") to adjust the reserve by 700,000 and 800,000 shares, respectively, to a total of 4,125,258 shares of its common stock. The Inducement Plan is to be used exclusively for grants of awards to individuals who were not previously employees or directors of the Company, as an inducement material to the individual's entry into employment with the Company within the meaning of Rule 5635(c)(4) of Nasdaq's continued listing requirements.

2020 Equity Incentive Plan

In November 2020, the stockholders of the Company approved the 2020 Equity Incentive Plan (the "2020 Plan") for stock-based awards. Under the 2020 Plan, (i) 1,000,000 new shares of common stock were reserved for issuance and (ii) up to 70,325 additional shares of common stock may be issued, consisting of (A) shares that remain available for the issuance of awards under prior equity plans and (B) shares of common stock subject to outstanding stock options or other awards covered by prior equity plans that have been cancelled or expire on or after the date that the 2020 Plan became effective. Under the 2020 Plan, the shares reserved automatically increase on January 1 of each year, for a period of not more than ten years from the date the 2020 Plan is approved by the stockholders of the Company, commencing on January 1, 2021 and ending on (and including) January 1, 2030, by an amount equal to 5% of the shares of common stock outstanding as of December 31st of the preceding calendar year. The 2020 Plan permits the grant of incentive and nonstatutory stock options, appreciation rights, restricted stock, restricted stock units, performance stock and cash awards, and other stock-based awards. On January 1, 2025, 1,578,733 shares were added to the 2020 Plan as a result of its annual increase provision.

2018 Equity Incentive Plan

Prior to the 2020 Plan, the Company had adopted a 2018 Equity Incentive Plan (the "2018 Plan") in April 2018 under which 1,175,000 shares of the Company's common stock were reserved for issuance to employees, directors and consultants. Upon the effective date of the 2020 Plan, no additional shares were available for issuance under the 2018 Plan.

Stock Options

During the years ended December 31, 2025 and 2024, 3,331,725 and 1,366,914 stock options were granted to officers, directors, employees and consultants, respectively, generally vesting over a one to four year period. The Company recognized $1.9 million in stock-based compensation expense related to stock options during each of the years ended December 31, 2025 and 2024.

During the years ended December 31, 2025 and 2024, 336,759 and zero stock options were exercised, respectively, with an intrinsic value of $0.3 million and zero, respectively. The following table summarizes the Company's stock option plan activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value[1] (in thousands)
Outstanding at December 31, 2023	4,410,258	$2.98	7.81	$2,385
Granted	1,366,914	$2.17		
Exercised	—			
Forfeited/Cancelled	(703,436)	$3.58		
Outstanding at December 31, 2024	5,073,736	$2.68	7.37	$ 124
Granted	3,331,725	$1.16		
Exercised	(336,759)	$1.05		
Forfeited/Cancelled	(813,067)	$2.31		
Outstanding at December 31, 2025	7,255,635	$2.10	7.76	$3,414
Vested and expected to vest at December 31, 2025	7,255,635	$2.10	7.76	$3,414
Vested and exercisable at December 31, 2025	3,288,148	$2.84	5.96	$ 731

_____

(1)   The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the fair value of our common stock as of December 31, 2025 and 2024 of $2.01 and $1.19 per share, respectively.

The weighted average fair value per share of options granted during the years ended December 31, 2025 and 2024 was $0.80 and $1.73, respectively. The Company measures the fair value of stock options with service-based vesting criteria to employees, directors and consultants on the date of grant using the Black-Scholes option pricing model. The Company does not have adequate history to support an internal calculation of volatility and expected term. As such, the Company has used a weighted average volatility considering the volatilities of several guideline companies.

For purposes of identifying similar entities (guideline companies), the Company considered characteristics such as industry, length of trading history, and stage of life cycle. The average expected life of the options was based on the contractual term for agreements that allow for exercise of vested options through the end of the contractual term upon termination of continuous service, and for all other agreements, was based on the mid-point between the vesting date and the end of the contractual term according to the "simplified method" as described in Staff Accounting Bulletin 110. The risk-free interest rate is determined by reference to implied yields available from U.S. Treasury securities with a remaining term equal to the expected life assumed at the date of grant. The assumed dividend yield was based on the Company's expectation of not paying dividends in the foreseeable future.

The weighted average assumptions used in the Black-Scholes option pricing model are as follows during the years ended December 31, 2025 and 2024:

	2025	2024
Expected stock price volatility	75.7%	98.1%
Expected life of options (years)	6.0	5.9
Expected dividend yield	0%	0%
Risk free interest rate	3.9%	4.2%

During the years ended December 31, 2025 and 2024, 1,002,842 and 709,358 stock options vested, respectively. The weighted average fair value per share of options vesting during the years ended December 31, 2025 and 2024 was $1.94 and $2.61, respectively. During the years ended December 31, 2025 and 2024, 813,067 and 703,436 stock options were forfeited, respectively.

Restricted Stock Units

During the year ended December 31, 2025, the Company granted an aggregate of 1,688,361 restricted stock units ("RSUs"), respectively, to certain officers and employees under the 2020 Plan. The weighted average grant date per unit fair value of the RSUs granted during the year ended December 31, 2025 was $1.01. The vesting period of the RSUs range from a one to four year period with vesting tranches on an annual basis, subject to the recipient's continued service on such dates.

During the year ended December 31, 2024, the Company granted an aggregate of 1,025,022 RSUs, respectively, to certain officers and employees under the 2020 Plan. The weighted average grant date per unit fair value of the RSUs granted during the year ended December 31, 2024 was $1.78. The vesting period of the RSUs range from a one to four year period with vesting tranches on an annual basis, subject to the recipient's continued service on such dates.

During the year ended December 31, 2025, 664,734 RSUs vested and 325,630 RSUs were forfeited. During the year ended December 31, 2024, 314,162 RSUs vested and 119,330 RSUs were forfeited.

The total expense for the years ended December 31, 2025 and 2024 related to the RSUs was $1.4 million and $1.2 million, respectively. A summary of RSU activity is as follows for the years ended December 31, 2025 and 2024:

	Number of Shares
Non-vested at December 31, 2023	801,700
Granted	1,025,022
Forfeited	(119,330)
Vested	(314,162)
Non-vested at December 31, 2024	1,393,230
Granted	1,688,361
Forfeited	(325,630)
Vested	(664,734)
Non-vested at December 31, 2025	2,091,227

Common Stock Issued for Services

The Company granted common stock for services in the amount of 84,243 and 81,234 shares of common stock during the years ended December 31, 2025 and 2024, respectively, with a weighted grant date fair value of $1.26 and $3.01 per share, respectively. The common stock was granted to board members who elected to receive their board retainers in the form of stock for services. The stock-based compensation related to these services amounted to $0.1 million and $0.2 million during the years ended December 31, 2025 and 2024, respectively.

General

Unrecognized stock-based compensation cost was $5.7 million as of December 31, 2025. The unrecognized stock-based compensation cost is expected to be recognized over a weighted average period of 1.7 years. As of December 31, 2025, 619,449 shares in the aggregate were available for future issuance under the 2020 Plan and Inducement Plan.

9. Apexian Sublicense Agreement

On January 21, 2020, the Company entered into a sublicense agreement (as amended on June 4, 2020, the "Apexian Sublicense Agreement") with Apexian, pursuant to which it obtained exclusive worldwide patent and other intellectual property rights that constitute a Ref-1 Inhibitor program relating to therapeutic applications to treat disorders related to ophthalmic and diabetes mellitus conditions. The lead compound in the Ref-1 Inhibitor program is APX3330, which the Company intends to develop as an oral tablet therapeutic to treat diabetic retinopathy initially, and potentially later to treat diabetic macular edema, geographic atrophy and age-related macular degeneration. In connection with the Apexian Sublicense Agreement, the Company issued a total of 891,422 shares of its common stock to Apexian and to certain affiliates of Apexian in calendar year 2020.

The Company also agreed to make one-time milestone payments under the Apexian Sublicense Agreement for each of the first ophthalmic indication and the first diabetes mellitus indication for the development and regulatory milestones, and once for each of several sales milestones. These milestone payments include (i) payments for specified developmental and regulatory milestones (including completion of the first Phase 2 trial and the first Phase 3 pivotal trial in the United States, and filing and achieving regulatory approval from the FDA for the first New Drug Application for a compound) totaling up to $11 million in the aggregate and (ii) payments for specified sales milestones of up to $20 million in the aggregate, which net sales milestone payments are payable once, upon the first achievement of such milestone. Lastly, the Company also agreed to make royalty payments equal to a single-digit percentage of its net sales of products associated with the covered patents under the Apexian Sublicense Agreement. If it is not terminated pursuant to its terms, the Apexian Sublicense Agreement shall remain in effect until expiration of the last to expire of the covered patents.

None of the milestone or royalty payments were triggered or deemed probable as of December 31, 2025.

10. License and Collaboration Revenue and Other Funding Agreements

Viatris License Agreement

On November 6, 2022, the Company entered into the Viatris License Agreement, pursuant to which it granted Viatris an exclusive, perpetual, sub-licensable license to develop, manufacture, import, export and commercialize (i) PS, for treating (a) reversal of mydriasis, (b) night vision disturbances or dim light vision, and (c) presbyopia, and (ii) PS and low dose pilocarpine for treating presbyopia (together, the "PS Products") worldwide except for certain countries and jurisdictions in Asia (the "Viatris Territory"). The Company retains the exclusive right to develop, manufacture, have manufactured, import, export and commercialize the PS Products outside of the Viatris Territory.

Under the terms of the Viatris License Agreement, the Company in partnership with Viatris, plans to develop the PS Products in the United States. Viatris has agreed to reimburse the Company for agreed-to budgeted costs related to the development of the PS Products through FDA approval and then share costs above the agreed upon threshold amount of $50.0 million. Viatris will be responsible for developing the PS Products in countries and jurisdictions in the Viatris Territory outside of the United States. In addition, in August 2025, Opus and Viatris entered into a side letter to the Viatris License Agreement providing for the sharing of expenses arising in connection with a patent dispute.

Pursuant to the Viatris License Agreement, the Company received a one-time non-refundable cash payment of $35 million in November 2022 for the exclusive, perpetual, sub-licensable license to develop, manufacture, import, export and commercialize the PS Products in the Viatris Territory. In addition, with respect to the PS Products, the Company will be eligible to receive potential additional payments of up to $130 million upon achieving certain specified regulatory or net sales milestones, with the first milestone payment of $10 million already made following approval by the FDA of PS for reversal of mydriasis, which occurred during the third quarter of 2023. The Company will also receive tiered royalties, starting at low double-digit royalties up to low 20% royalties, based on the aggregate annual net sales of all PS Products in the United States, and will receive low double-digit royalties based on all annual net sales in the Viatris Territory outside of the United States. The royalty payments will continue on a country-by-country basis from the date of the first commercial sale of the first PS Product in a country of the Viatris Territory until December 31, 2040.

The Viatris License Agreement was accounted for under the provisions of ASC 606. In accordance with the provisions under ASC 606, the Company identified two distinct performance obligations at the effective date: (1) the license to its intellectual property and (2) research and development services.

The Company determined that the licenses transferred represented functional intellectual property. As such, the revenue related to the licenses was recognized at the point in time in which the license/know-how was delivered to Viatris which occurred during the fourth quarter of 2022. The Company determined that revenue related to the initial research and development services that were constrained to the 120-day non-cancellation period were to be recognized over time as the services were rendered based on an estimated percentage of completion input model. The initial research and development services were completed in the first quarter of 2023. Revenue related to the on-going research and development services are based on activities completed during the period.

Recognition of Revenue

Revenue recognized under the Viatris License Agreement during the years ended December 31, 2025 and 2024 was $14.2 million and $11.0 million, respectively, related to the output of ongoing research and development services and to a much lesser extent royalty payments.

Regulatory Milestones under the Viatris License Agreement

The Company has evaluated the regulatory milestones that may be received in connection with the Viatris License Agreement. There is uncertainty that the events to obtain the remaining regulatory milestones (aside from the approval by the FDA of RYZUMVI®) will be achieved given the nature of clinical development and the stage of the development of the PS Products. These remaining regulatory milestones will be constrained until it is probable that a significant revenue reversal will not occur.

Sales Milestone and Royalty Payments

Sales milestones and royalties relate predominantly to a license of intellectual property granted to Viatris and are determined by sales or usage-based thresholds. The sales milestones and royalties are accounted for under the royalty recognition constraint and are accounted for as constrained variable consideration. The Company applies the royalty recognition constraint for each commercial milestone and only recognize revenues for each once a sale of a licensed product (achievement of each) occurs.

Each of the remaining regulatory and sales milestone performance obligations (aside from the $10 million milestone payment related to the FDA's approval of PS in the third quarter of 2023) were constrained as of December 31, 2025 and no revenue was recognized related to these milestones.

A reconciliation of the closing balance of the contract assets and unbilled receivables associated with the Viatris License Agreement is as follows as of December 31, 2025 and 2024 (in thousands):

	2025	2024
Contract Assets and Unbilled Receivables		
Balance as of beginning of period	$ 2,209	$ 1,407
Revenue recognized	14,196	10,992
Reclassification to accounts receivable related to costs billed under the Viatris License Agreement	(15,235)	(10,190)
Balance as of end of period	$ 1,170	$ 2,209

BioSense License and Assignment

On March 10, 2020, prior to the Rexahn Merger, Rexahn entered into an amendment to its collaboration and license agreement, (as amended, the "BioSense License and Assignment Agreement") with BioSense to advance the development and commercialization of the Rexahn RX-3117 drug compound ("RX-3117") for all human uses in the Republic of Singapore, China, Hong Kong, Macau, and Taiwan (the "BioSense Territory").

Under the BioSense License and Assignment Agreement, the Company is eligible to receive additional milestone payments in an aggregate of up to $84.5 million upon the achievement of development, regulatory and commercial goals and will also be eligible to receive tiered royalties at low double-digit rates on annual net sales in the BioSense Territory. The Company determined that none of the milestone payments under the BioSense License and Assignment Agreement were probable of payment as of December 31, 2025, and as a result, no revenue related to the milestones was recognized, as the achievement of events entitling the Company to any milestone payments were highly susceptible to factors outside of the Company's control. Future sales-based royalties related to the exclusive license to develop RX-3117, if any, will be recognized in the period the underlying sales transaction occurs.

Payments received under the BioSense License and Assignment Agreement will be subject to the CVR Agreement described in Note 2 – Mergers.

Processa License Agreement

On June 16, 2021, the Company entered into a license agreement (the ''Processa License Agreement'') with Processa Pharmaceuticals, Inc. (''Processa''), pursuant to which the Company agreed to grant Processa an exclusive license to develop, manufacture and commercialize RX-3117 globally, excluding the BioSense Territory.

Pursuant to the agreement, Processa is obligated to make future payments to the Company upon the achievement of certain development, regulatory and commercial milestones. In addition, Processa is obligated to pay the Company mid-single-digit percentage royalties based on annual sales.

On June 27, 2025, Processa notified the Company that it would not be developing RX-3117 and terminated the Processa License Agreement, effective October 25, 2025 (the ''Termination Date''). No future payments will be received under the Processa License Agreement after the Termination Date and if any future payments are received prior to the Termination Date, they will be subject to the CVR Agreement described in Note 2 – Mergers.

The Company determined that none of the milestone payments under the Processa License Agreement were probable of payment as of December 31, 2025, and as a result, no revenue related to the milestones was recognized.

SBIR Grant Agreement

In September 2024, Private Opus received a Small Business Innovation Research (''SBIR'') grant through the Department of Health and Human Services in the amount of $0.9 million to be used on the development of the RHO product. This grant agreement survives the acquisition of Private Opus. Direct and allocated indirect costs for development activities are reimbursed on a draw-down basis as development activities are completed. For the year ended December 31, 2025 and 2024, the Company recognized $0.7 million and nil, respectively, of other revenue related to the SBIR grant and was recorded as other income, net in the accompanying consolidated statements of comprehensive loss.

RDH12 Agreement

On July 22, 2025, the Company, together with its wholly owned subsidiary, OPUSTX, LLC (collectively, ''Opus''), entered into a funding and license agreement (the ''RDH12 Agreement'') with Eyes on the Future (''EOTF''), and RDH12 Fund for Sight (the ''Fund,'' and together with EOTF, the ''Funding Parties''), charitable organizations, relating to Opus' program to develop gene therapies that treat patients with inherited retinal degeneration associated with mutations in the RDH12 gene (the ''RDH12 Program'').The RDH12 Agreement provides for funding by the Funding Parties of up to $1.6 million to support the development of the RDH12 Program. Opus is required to use the funding to conduct development activities in accordance with a mutually agreed development plan.

Under the RDH12 Agreement, Opus is subject to certain diligence obligations to develop a product under the RDH12 Program. If Opus is unable to achieve certain milestones by the specified dates, or if certain other events occur (a ''License Trigger Event''), then the Funding Parties may exercise their rights under a non-exclusive, global, royalty-free and fully paid-up license granted by Opus to the Funding Parties to develop products under the RDH12 Program. If the Funding Parties exercise such license rights, then Opus will receive a non-exclusive license under the data and other intellectual property generated by the Funding Parties to develop products under the RDH12 Program, and the right to negotiate an exclusive license to such data and intellectual property to commercialize products under the RDH12 Program. The RDH12 Agreement includes certain restrictions on Opus' ability to out-license rights to the RDH12 Program, and during the term of the RDH12 Agreement, Opus may not grant a third party an exclusive license to develop or commercialize products under the RDH12 Program in the United States without the prior written consent of the Funding Parties.

The term of the RDH12 Agreement continues until the earlier of (a) dosing by Opus of three patients in a Phase 1a/2b clinical trial prior to a License Trigger Event, and (b) the first commercial sale of a product under the RDH12 Program following receipt of regulatory approval in the United States or certain other European countries. The RDH12 Agreement will also terminate if an exclusive, global licensee of Opus for the RDH12 Program assumes Opus' obligations under the RDH12 Agreement. The RDH12 Agreement may be terminated by either party for cause, including material breach or bankruptcy, subject to a cure period, or by the Funding Parties for convenience following a License Trigger Event.

Eligible research and development costs under the RDH12 Agreement, as approved by the Funding Parties, are reimbursed on a draw-down basis as development activities are completed by the Company.

11. Net loss per share

Basic loss per share of common stock is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted earnings or loss per share of common stock is computed similarly to basic loss or earnings per share except the weighted average shares outstanding are increased to include additional shares from the assumed exercise of any common stock equivalents, if dilutive. The Company's Series A Preferred Stock, warrants, stock options and RSUs, while outstanding, are considered common stock equivalents for this purpose. Diluted earnings is computed utilizing the treasury method for the warrants, stock options and RSUs. Diluted earnings with respect to the Series A Preferred Stock utilizing the if-converted method was not applicable during the periods outstanding as no conditions required for conversion had occurred. No incremental common stock equivalents were included in calculating diluted loss per share because such inclusion would be anti-dilutive given the net loss reported for the periods presented.

The following potential common shares were not considered in the computation of diluted net loss income per share as their effect would have been anti-dilutive for the year end periods presented below:

	2025	2024
Warrants	22,904,879	7,204,299
Stock options	7,255,635	5,073,736
RSUs	2,091,227	1,393,230

12. Income Taxes

The effective tax rate for the years ended December 31, 2025 and 2024 was zero percent.

The tables below represent a reconciliation of the U.S. federal statutory income tax rate to effective tax rate. The Company has adopted the guidance in ASU 2023-09 on a prospective basis. The following table reflects the reconciliation rate for 2025 under the new guidance:

	2025	
	Tax Expense	Effective Rate
Income tax (benefit) provision at federal statutory rate	$(10,414)	(21.0)%
Change in valuation allowance	4,594	9.3
State income tax, net of federal income tax effect[1]	3,357	6.8
Tax credits	(848)	(1.7)
Nontaxable or nondeductible items:		
Nondeductible change in warrant liability fair value	2,626	5.3
Stock compensation	264	0.5
Other	421	0.8
Effective tax rate	$ —	—%

---

[1] North Carolina makes up the majority (greater than 50%) of the state income tax expense, net of federal income tax effect category.

The table below represents a reconciliation of the U.S. federal statutory income tax rate to effective tax rate for the year ended December 31, 2024 under the prior guidance.

	2024
	Effective Rate
Income tax (benefit) provision at federal statutory rate	(21.0)%
Valuation allowance	26.5
State income tax, net of federal benefit	(4.9)

	2024
	Effective Rate
Private Opus acquisition.	(11.2)
Stock options	0.8
Acquired IPR&D	12.6
Research and development.	(1.6)
Other.	(1.2)
Effective tax rate	— %

The components of income tax provision (benefit) consisted of the following for the years ended December 31, 2025 and 2024 (in thousands):

	2025	2024
Loss before income taxes:	$(49,591)	$(57,532)
Current:		
Federal	$ —	$ —
State	—	—
Total current tax provision (benefit)	—	$ —
Deferred:		
Federal	—	—
State	—	—
Total tax provision (benefit)	$ —	$ —

Significant components of the Company's deferred tax assets and liabilities are summarized in the tables below as of December 31, 2025 and 2024 (in thousands):

	2025	2024
Deferred tax assets:		
Federal and state operating loss carryforwards	$ 32,248	$ 20,342
Acquired intangibles	484	547
Deferral of research and development costs	1,451	9,582
Organizational costs.	4	5
Accruals and other	329	77
Stock-based compensation.	1,937	2,035
Research and development credit carryforward	2,911	2,089
Transaction costs in connection with Opus Acquisition	663	753
Subtotal	40,027	35,430
Valuation allowance.	(39,997)	(35,403)
Total deferred tax assets, net of valuation allowance	30	27
Deferred tax liabilities:		
Fixed assets	(30)	(27)
Total deferred tax liabilities	(30)	(27)
Net deferred tax assets.	$ —	$ —

As of December 31, 2025 and 2024, the Company had gross deferred tax assets of approximately $40.0 million and $35.4 million, respectively. Realization of the deferred tax assets is primarily dependent upon future taxable income, if any, the amount and timing of which are uncertain. The Company has cumulative pre-tax losses and faces significant challenges to becoming profitable in the future. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance of $40.0 million and $35.4 million as of December 31, 2025 and 2024, respectively. U.S. net deferred tax assets will continue to require a valuation allowance until the Company can demonstrate their realizability through sustained profitability or another source of income.

As of December 31, 2025 and 2024, the tax effect of the Company's federal net operating loss carryforwards was approximately $31.5 million and $17.1 million, respectively. The Company had federal research credit carryforwards as of December 31, 2025 and 2024 of approximately $2.9 million and $2.1 million, respectively. The federal net operating loss carryforwards will not expire and the tax credit carryforwards will begin to expire in 2041 if not utilized. As of December 31, 2025 and 2024, the Company had state net operating loss carryforwards with a tax effect of approximately $0.7 million and $3.3 million, respectively. The Company did not have any state research credit carryforwards as of December 31, 2025 and 2024. The state net operating loss carryforwards will begin to expire in 2028.

The Company did not utilize any tax carryforwards or credits during the years ended December 31, 2025 and 2024.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, and similar state provisions. Generally, in addition to certain entity reorganizations, the limitation applies when one or more "5-percent shareholders" increase their ownership, in the aggregate, by more than 50 percentage points over a 3 year testing period, or beginning the day after the most recent ownership change, if shorter. The annual limitation may result in the expiration of net operating losses and credits before utilization.

As a result of the Opus Acquisition, the Company recorded $5.8 million in federal and state deferred tax assets, respectively, related largely to any net operating loss carryforwards and research development cost deferrals. The deferred tax assets acquired were fully offset by a valuation allowance. The Company has not yet evaluated the impact of Section 382 and Section 383 related to the Opus Acquisition.

As a result of the Merger with Rexhan, the Company recorded deferred tax assets of $10.3 million relating to net operating loss carryforwards which were fully offset by a valuation allowance. The $10.3 million net deferred tax assets recorded in relation to the Merger did not include federal and state net operating loss carryforwards that were estimated to expire under Internal Revenue Code Sections 382 as a result of the Merger. The Company has not yet evaluated the impact of Section 382 and Section 383 on its remaining tax attributes that were generated by Opus since the formation of the Company in 2018.

The Company recognizes interest and/or penalties related to uncertain tax positions in income tax expense. There were no uncertain tax positions as of December 31, 2025 and 2024, and as such, no interest or penalties were recorded to income tax expense.

The Company's corporate returns are subject to examination beginning with the 2021 tax year for federal income tax purposes and 2020 for state income tax purposes.

13. Deferred Compensation Plan

Effective October 1, 2021, the Company began offering a 401(k) plan ("401K Plan") to its employees. All employees are eligible to participate in the 401K Plan. The Company makes matching contributions equal to 100% on the first 3% of compensation that is deferred as an elective deferral and an additional 50% on the next 2% of compensation. The Company's matching contributions are made on a monthly basis. During each of the years ended December 31, 2025 and 2024, the Company contributed $0.2 million to the 401K Plan.

14. Subsequent Events

ATM

Subsequent to December 31, 2025, 1,000,000 shares of common stock were sold under the Leerink ATM for gross proceeds through March 12, 2026 in the amount of $2.3 million, before deducting issuance expenses, including the placement agent's fees, in the amount of $0.1 million.

February Private Placement

On February 13, 2026, the Company entered into a securities purchase agreement for a private placement (the "February 2026 Private Placement") of 7,374,632 shares of Series B Non-Voting Convertible Preferred Stock at a price of $3.39 per share for gross proceeds of $25.0 million, before deducting offering expenses. The private placement closed on February 18, 2026.

Subject to Opus Genetics stockholder approval of an increase to the authorized shares of common stock, each share of Series B Non-Voting Convertible Preferred Stock will automatically convert into one share of common stock for an aggregate of 7,374,632 shares of common stock.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPUS GENETICS, INC.

Dated: March 12, 2026
By: /s/ George Magrath
George Magrath
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By /s/ George Magrath
George Magrath
Chief Executive Officer and Director (Principal Executive Officer)
Date: March 12, 2026

By /s/ Robert Gagnon
Robert Gagnon
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Date: March 12, 2026

By /s/ Sean Ainsworth
Sean Ainsworth
Director
Date: March 12, 2026

By /s/ Dr. Jean Bennett
Dr. Jean Bennett
Director
Date: March 12, 2026

By /s/ Susan K. Benton
Susan K. Benton
Director
Date: March 12, 2026

By /s/ Cam Gallagher
Cam Gallagher
Director
Date: March 12, 2026

By /s/ Dr. Adrienne Graves
Dr. Adrienne Graves
Director
Date: March 12, 2026

By /s/ James S. Manuso
James S. Manuso
Director
Date: March 12, 2026

By /s/ Richard J. Rodgers
Richard J. Rodgers
Director
Date: March 12, 2026

By /s/ Dr. Benjamin R. Yerxa
Dr. Benjamin R. Yerxa
President and Director
Date: March 12, 2026

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